Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.410.900 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

Eni

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Rif./Prot. SEGR/ 050
San Donato M.se, February 1 , 2007

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Six-monthly report at 30th June 2006
- Third quarter report at 30th September 2006
- Saipem Press Release dated 1st December 2006
- Saipem Press Release dated 14th December 2006
- Saipem Press Release dated 27th December 2006
- Saipem Press Release dated 28th December 2006
- Saipem Press Release dated 10th January 2007

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Chief Financial Officer
(Alessandro Bernini)

Saipem

Eni

Saipem awarded new offshore drilling contracts worth USD 380 million

San Donato Milanese (Milan), 1 December 2006 – Saipem has been awarded three new offshore drilling contracts, one in Egypt and two in Congo, for a total value of USD 380 million.

The Egyptian contract has been assigned to Saipem by the Burullus Gas Company and its shareholders BG Group, Petronas and the Egyptian Natural Gas Holding Company (EGAS). The contract will last two years and involves the charter of the semi-submersible drilling rig Scarabeo 6. Drilling operations will be executed off the coast of Egypt between the third quarter of 2007 and the third quarter of 2009. Scarabeo 6 is a third generation semi-submersible rig capable of operating in water depths of up to 780 meters and of drilling to depths of up to 7,500 meters.

For a period of five years, beginning in the fourth quarter of 2007, Eni Congo will charter a tender assisted drilling unit to carry out operations off the coast of Congo. Separately, Eni Congo has contracted Saipem for work-over[1] activities, to be executed using equipments owned by the client. The contract starts from the fourth quarter of 2006, and will last for three years.

Saipem (43% owned by Eni) is a leader in the provision of engineering, procurement, project management and construction services for the oil & gas Industry, with unique capabilities in designing and executing large scale offshore and onshore projects. Saipem has a strong expertise in operating in deepwater and remote areas. It has significant technological competence in gas monetization and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Salvatore Colli
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

[1] *Work-over:* well maintenance activities

Saipem

Eni

Saipem adopts the new corporate governance code

San Donato Milanese (Milan), 14 December 2006 – The Directors of Saipem met today to discuss the company's compliance with the guidelines and recommendations set out in the new version of the corporate governance code for listed companies, issued on 14 March 2006.

The Board of Directors resolved to comply with the new version of the Code and agreed that any measures necessary to comply with any of its recommendations, which are not currently met by Saipem, will be taken in early 2007.

The corporate governance report, to be published in conjunction with the approval of the 2006 Annual Report, will comment on such measures.

Saipem (43% owned by Eni) is a leader in the provision of engineering, procurement, project management and construction services for the oil & gas Industry, with unique capabilities in designing and executing large scale offshore and onshore projects. Saipem has a strong expertise in operating in deepwater and remote areas. It has significant technological competence in gas monetization and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Eni

Saipem wins new contracts
worth euro 255 million in Australia and Qatar

San Donato Milanese (Milan), 27 December 2006 – Saipem has been awarded two new onshore contracts in Australia and Qatar worth a total value of euro 255 million.

In Australia, the DBP Group awarded Saipem the lump sum turn-key contract for stage 5-A of the expansion of the DBNGP Pipeline. Built by Saipem in the 1980s, the pipeline runs from Dampier to Bunbury, North to South-West in the State of Western Australia. Saipem will be responsible for the construction design, installation and pre-commissioning of 570 kilometres of nominal bore pipeline and associated facilities. Construction will occur alongside approximately half the mainline length of the existing pipe. The works will be completed in the first quarter of 2008.

In the State of Qatar, Saipem, as part of a consortium comprising Abu Dhabi-based Al Jaber and a 50/50 Joint Venture between Saipem and OTV (a subsidiary of France's Veolia Environment), won the contract for an Effluent Treatment Plant (ETP) works as part of the Pearl Gas To Liquids (GTL) Project, in Ras Laffan Industrial City, 85 kilometres North of Doha.
The contract, which was awarded by Qatar Shell Limited, covers the engineering, procurement, construction and commissioning of the Effluent Treatment Plant that will treat the water coming out of the two-train GTL complex. The project will be completed in two phases, expected to finish in summer 2009 and summer 2010, respectively.

Saipem (43% owned by Eni) is a leader in the provision of engineering, procurement, project management and construction services for the oil & gas Industry, with unique capabilities in designing and executing large scale offshore and onshore projects. Saipem has a strong expertise in operating in deepwater and remote areas. It has significant technological competence in gas monetization and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Eni

Saipem wins new contracts worth euro 410 million in Gabon and Angola

San Donato Milanese (Milan), 28 December 2006 – Saipem has been awarded two new offshore contracts in Gabon and Angola worth euro 410 million.

In Gabon, CNR International (Olowi) Limited, a wholly owned subsidiary of Canadian Natural Resources Limited, has awarded Saipem a contract for the development of the Olowi field, located 18 kilometres off the coast of Gabon, 400 kilometres south of Libreville.

The field will be developed using three wellhead towers and one conductor support platform tied back to an FPSO vessel (Floating, Production, Storage and Offloading). The contract (EPIC), covers the engineering, procurement, construction, installation, hook-up and commissioning of the fixed portion of the Olowi Field Development Production Facilities and the installation of interconnecting subsea pipeline, riser and umbilical systems between the wellhead towers and the FPSO. The marine activities will be carried out mainly by the Castoro 2 and the Saipem 3000 vessels in the second quarter of 2009.

In Angola, Cabinda Gulf Oil Company Limited has awarded Saipem the EPIC contract for the Flare and Relief Modifications (FARM) Project in the Angolan offshore Block 0, off the coast off the Cabinda province. The FARM project is aimed at eliminating routine gas flaring and is divided into the Malongo and Takula Areas.

The contract covers the project management, construction engineering, procurement of bulk materials, fabrication of flares and various structures, transportation and installation of fabricated structures and client provided equipment, removal of existing flares, offshore hook-up and commissioning. Offshore activities will mainly be performed by the Saipem 3000 between the second and fourth quarter of 2008.

Saipem (43% owned by Eni) is a leader in the provision of engineering, procurement, project management and construction services for the oil & gas Industry, with unique capabilities in designing and executing large scale offshore and onshore projects. Saipem has a strong expertise in operating in deepwater and remote areas. It has significant technological competence in gas monetization and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Eni

Financial Calendar for 2007

Review and delivery of financial results. The dates for 2007

San Donato Milanese (Milan), 10 January 2007 – Saipem announces the dates of the publication of its financial results, to be approved by the Company's Board of Directors during 2007:

• 21 February 2007:	Preliminary Consolidated Financial Statements at 31 December 2006; press release and conference call ;
• 28 March 2007:	Saipem S.p.A. Consolidated and Statutory Financial Statements at 31 December 2006 and dividend estimate for the 2006 financial year; press release;
• 9 May 2007:	Report on the first quarter of 2007; press release and conference call;
• 24 July 2007:	Report on the second quarter of 2007 and preliminary first half data as at 30 June 2007; press release and conference call;
• 19 September 2007:	Report on the first half of 2007; press release;
• 7 November 2007:	Report on the third quarter of 2007; press release and conference call.

The Annual General Meeting of Shareholders for the approval of the financial statements of Saipem S.p.A. at 31 December 2006 and the allocation of net income will be held on 27 and 30 April 2007 (first and second call, respectively).

Saipem will avail itself of the exemption allowed by Consob Regulations, enabling listed companies not to approve nor publish the Report on the fourth quarter of 2006, as Saipem Group consolidated financial statements and Saipem S.p.A. financial statements for the year ended on 31 December 2006 will be published within 90 days of the end of the 2006 financial year.
The dividend for the 2006 financial year will be paid on 24 May 2007 (ex-dividend date: 21 May 2007).

Any amendment to the above calendar will be notified to the market in due time.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Eni Saipem

Third quarter report at 30th September 2006

Third quarter report at 30th September 2006

Contents

Approved by the Board of Directors
at their meeting of 7th November 2006

Saipem is a subsidiary of Eni SpA

Quarterly reports are not subject to audit.

The third quarter results include the effects of Snamprogetti's consolidation from the date of Saipem's acquisition of control, i.e. from 1st April 2006 following alignment discussions with the relevant control bodies regarding the interpretation of the recently introduced international accounting standards (IAS 27).

Economic and financial data

(million €)

Saipem "stand alone"	Third quarter 2005	Second quarter 2006	**Third quarter 2006**	Third quarter 2006 vs. 2005 %	First nine months 2005	**First nine months 2006**	Var.%
Revenues	1,081	1,331	**1,388**	28.4	3,200	**3,762**	17.6
Operating profit	89	126	**137**	53.9	243	**356**	46.5
Net profit	63	86	**92**	46.0	171	**244**	42.7
Investments	99	129	**179**	80.8	236	**406**	72.0

	31st December 2005	**30th September 2006**
Net debt:		
- medium/long term	484	690
- short term	1,422	2,277
- cash	(877)	(905)
- receivables and other financial assets	(17)	(10)
Total	**1,012**	**2,052**

Saipem consolidated	Third quarter 2005	Second quarter 2006	**Third quarter 2006**	Third quarter 2006 vs. 2005 %	First nine months 2005	**First nine months 2006**	Var.%
Revenues	1,081	2,052	**2,163**	100.1	3,200	**5,258**	64.3
Operating profit	89	151	**162**	82.0	243	**406**	67.1
Net profit	63	96	**104**	65.1	171	**266**	55.6
Investments	99	133	**185**	86.9	236	**416**	76.3

	31st December 2005	**30th September 2006**
Net debt:		
- medium/long term	484	727
- short term	1.422	2.363
- cash	(877)	(1.439)
- receivables and other financial assets	(17)	(14)
Total	**1.012**	**1.637**

Results from operations

Saipem "stand alone"	Third quarter 2005	Third quarter **2006**	Third quarter Var.%	First nine months 2005	First nine months **2006**	First nine months Var.%
Offshore						
- subsea pipeline laid (km)	153	453	196.1	840	1,127	34.2
- structures installed (tons)	52,270	3,684	(93.0)	124,559	76,360	(38.7)
Onshore						
- pipeline laid (km)	434	16	(96.3)	848	532	(37.3)
- structures installed (tons)	1,401	642	(54.2)	4,986	3,810	(23.6)
Offshore Drilling						
- metres drilled	36,217	36,997	2.2	84,240	96,589	14.7
- wells drilled	19	24	26.3	43	65	51.2
Onshore Drilling						
- metres drilled	141,181	155,902	10.4	411,931	441,025	7.1
- wells drilled	53	61	15.1	159	167	5.0
- weighted average equipment utilisation (%)	90	92	2.2	91	93	2.2

Revenues by business sector (*)

(million €)

	Third quarter			First nine months		
Saipem "stand alone"	2005	**2006**	Var.%	2005	**2006**	Var.%
Offshore	652	**875**	34.2	1,992	**2,313**	16.1
Onshore	304	**353**	16.1	850	**998**	17.4
Offshore Drilling	73	**92**	26.0	213	**265**	24.4
Onshore Drilling	52	**68**	30.8	145	**186**	28.3
Total	**1,081**	**1,388**	**28.4**	**3,200**	**3,762**	**17.6**

	Third quarter			First nine months		
Saipem consolidated	2005	**2006**	Var.%	2005	**2006**	Var.%
Offshore	652	**875**	34.2	1,992	**2,313**	16.1
Onshore	304	**1,128**	271.1	850	**2,494**	193.4
Offshore Drilling	73	**92**	26.0	213	**265**	24.4
Onshore Drilling	52	**68**	30.8	145	**186**	28.3
Total	**1,081**	**2,163**	**100.1**	**3,200**	**5,258**	**64.3**

(*) The Offshore Business Unit includes the former Offshore Construction, Leased FPSO and the offshore part of MMO. Data and information for the Offshore Business Unit have not been affected by the acquisition of Snamprogetti. The Onshore Business Unit includes the former Onshore Construction, LNG and the onshore part of MMO. Data for the Onshore Business Unit have been affected by the acquisition of Snamprogetti, whose income statement has been consolidated from 1st April 2006. Figures for the corresponding periods 2005 have been reclassified accordingly.

Revenues by geographical area

(million €)

Saipem "stand alone"	Third quarter		First nine months	
Geographical area (*)	2005	**2006**	2005	**2006**
Italy	45	**44**	138	**122**
Rest of Europe	229	**334**	585	**731**
C.S.I.	188	**325**	490	**806**
Rest of Asia	133	**108**	477	**568**
North Africa	105	**80**	361	**266**
West Africa	333	**375**	1,023	**970**
Americas	48	**122**	126	**299**
Total	**1,081**	**1,388**	**3,200**	**3,762**

Saipem consolidated	Third quarter		First nine months	
Geographical area (*)	2005	**2006**	2005	**2006**
Italy	45	**177**	138	**456**
Rest of Europe	229	**360**	585	**827**
C.S.I.	188	**325**	490	**806**
Rest of Asia	133	**654**	477	**1,481**
North Africa	105	**89**	361	**291**
West Africa	333	**424**	1,023	**1,071**
Americas	48	**134**	126	**326**
Total	**1,081**	**2,163**	**3,200**	**5,258**

(*) Final destination of services

New contracts awarded to the Saipem Group

(million €)

	Third quarter		First nine months	
	2005	**2006**	2005	**2006**
Saipem SpA	72	1,216	249	2,287
Group companies	1,008	1,419	3,073	6,130
Total	**1,080**	**2,635**	**3,322**	**8,417**
Of which Snamprogetti	–	903	–	2,728
Offshore	834	1,046	2,442	2,860
Onshore	149	1,023	565	3,992
Offshore Drilling	47	341	186	1,264
Onshore Drilling	50	225	129	301
Total	**1,080**	**2,635**	**3,322**	**8,417**


9,000
million euros
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,322
129
186
565
2,442
8,417
301
1,264
3,992
2,860
30th September 2005
30th September 2006
Offshore
Onshore
Offshore Drilling
Onshore Drilling

Backlog (million €)

	31st December 2005	Saipem "stand alone"	Snamprogetti	30th September 2006
Offshore	3,721	4,268	-	**4,268**
Onshore	1,112	1,378	5,364	**6,742**
Offshore Drilling	382	1,381	-	**1,381**
Onshore Drilling	298	413	-	**413**
Total	**5,513**	**7,440**	5,364	12,804

Backlog by geographical area (million €)

Geographical area	31st December 2005	30th September 2006
Italy	21	**1,362**
Rest of Europe	775	**1,119**
C.S.I.	1,244	**723**
Rest of Asia	953	**4,837**
North Africa	312	**640**
West Africa	1,414	**2,926**
Americas	794	**1,197**
Total	**5,513**	**12,804**

Backlog by geographical area at 30th September 2006


Americas
1,197
Italy
1,362
Rest of Europe
1,119
C.S.I.
723
West Africa
2,926
4,837
Rest of Asia
640
North Africa

BASIS OF PRESENTATION

In application of EC Regulation 1606/2002 approved by the European Parliament and Council on 19th July 2002, starting from 2005 companies with securities listed on a regulated stock market of a Member State of the European Union are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as approved by the European Commission.
This quarterly report has been prepared in compliance with the International Financial Reporting Standards (hereafter "IFRS" or International Accounting Standards, hereafter "IAS") issued by the International Accounting Standards Board (IASB) and adopted by the European Commission, pursuant to art. 6 of European Regulation No. 1606/2002 by the European Parliament and European Council of 19th July 2002.

With reference to Consob resolution no. 14990, dated 14th April 2005, the information disclosed in this quarterly report has been prepared in accordance with the provisions of Appendix 3D of Listed Companies regulations (Consob Regulation no. 11971 dated 14th May 1999 and subsequent amendments); for this reason, the provisions of IAS 34 - Interim Financial Statements have not been applied. This Report includes concise financial information in the following tables: balance sheet, income statement, variation to net equity and cash flow statement.

Unless otherwise indicated, data is expressed in millions of euros.
In accordance with CONSOB regulations, quarterly reports are not subject to audit.

PRINCIPLES OF CONSOLIDATION

The principles of consolidation used in the preparation of this quarterly report are the same used in the preparation of the Consolidated and Statutory Financial Statements at 31st December 2005.

ECONOMIC RESULTS

Foreword

On 27th March 2006, the contract for the acquisition of 100% of Snamprogetti's share capital was finalised; Saipem paid 680 million euros. In compliance with the accounting principles regulating the business combination under common control, the surplus price paid for Snamprogetti versus its net equity value at 31st March 2006, equal to 440 million euros, was recorded as a decrease in Saipem Group consolidated net equity.

Following the acquisition of Snamprogetti, the Saipem Group is organised into three Business Units: Offshore, Onshore and Drilling. For each of these business units, the information provided includes main financial data to operating profit level. Information pertaining to the Drilling Business unit has been subdivided into Offshore Drilling and Onshore Drilling. Figures relating to the corresponding period 2005 have been reclassified accordingly.

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Consolidated income statement

(million €)

Third quarter	Saipem stand alone		Snamprogetti	Effects of acquisition	Saipem Consolidated
	2005	2006		2006	
Operating revenues	**1,081**	**1,388**	**775**	**-**	**2,163**
Other revenues and income	5	3	-	-	3
Purchases, services and other costs	(718)	(931)	(663)	2	(1,592)
Payroll and related costs	(227)	(267)	(85)	1	(351)
Gross operating profit	**141**	**193**	**27**	**3**	**223**
Amortisation, depreciation and write-downs	(52)	(56)	(5)	-	(61)
Operating profit	**89**	**137**	**22**	**3**	**162**
Financial expenses	(12)	(18)	-	(7)	(25)
Income from investments	4	8	2	-	10
Income before income taxes	**81**	**127**	**24**	**(4)**	**147**
Income taxes	(17)	(35)	(10)	2	(43)
Net profit before minority interest	**64**	**92**	**14**	**(2)**	**104**
Minority interest	(1)	-	-	-	-
Net profit	**63**	**92**	**14**	**(2)**	**104**
Cash flow (Net profit + Depreciation and amortisation)	**115**	**148**	**19**	**(2)**	**165**

(million €)

First nine months	Saipem stand alone 2005	Saipem stand alone 2006	Snamprogetti second and third quarter 2006	Effects of acquisition 2006	Saipem Consolidated 2006
Operating revenues	**3,200**	**3,762**	**1,496**	-	**5,258**
Other revenues and income	8	7	-	-	7
Purchases, services and other costs	(2,211)	(2,554)	(1,270)	3	(3,821)
Payroll and related costs	(608)	(706)	(170)	2	(874)
Gross operating profit	**389**	**509**	**56**	**5**	**570**
Amortisation, depreciation and write-downs	(146)	(153)	(11)	-	(164)
Operating profit	**243**	**356**	**45**	**5**	**406**
Financial expenses	(38)	(47)	(4)	(14)	(65)
Income from investments	16	25	9	-	34
Income before income taxes	**221**	**334**	**50**	**(9)**	**375**
Income taxes	(47)	(88)	(23)	4	(107)
Net profit before minority interest	**174**	**246**	**27**	**(5)**	**268**
Minority interest	(3)	(2)	-	-	(2)
Net profit	**171**	**244**	**27**	**(5)**	**266**
Cash flow (Net profit + Depreciation and amortisation)	**317**	**397**	**38**	**(5)**	**430**

In line with the annual financial statements and the interim report, this quarterly report includes the reclassified consolidated income statement by destination of costs.

This reclassification is normally used to analyse the positive and negative income components, which determine the contribution from operations (i.e. operating profit before general and administrative expenses) for the various business sectors in which Saipem operates.

Operating profit and costs by destination

(million €)

Third quarter	Saipem stand alone 2005	Saipem stand alone 2006	Snamprogetti 2006	Effects of acquisition 2006	Saipem Consolidated 2006
Operating revenues	**1,081**	1,388	**775**	-	**2,163**
Production costs	(926)	(1,181)	(722)	3	(1,900)
Idle costs	(19)	(14)	-	-	(14)
Selling expenses	(15)	(21)	(11)	-	(32)
Research and development costs	(2)	(2)	(4)	-	(6)
Other operating income (expenses), net	(1)	(1)	-	-	(1)
Contribution from operations	**118**	**169**	**38**	**3**	**210**
General and administrative expenses	(29)	(32)	(16)	-	(48)
Operating profit	**89**	**137**	**22**	**3**	**162**

(million €)

First nine months	Saipem stand alone 2005	Saipem stand alone 2006	Snamprogetti second and third quarter 2006	Effects of acquisition 2006	Saipem Consolidated 2006
Operating revenues	**3,200**	**3,762**	**1,496**	**—**	**5,258**
Production costs	(2,776)	(3,199)	(1,390)	4	(4,585)
Idle costs	(38)	(43)	(2)	—	(45)
Selling expenses	(49)	(60)	(19)	—	(79)
Research and development costs	(5)	(6)	(8)	—	(14)
Other operating income (expenses), net	-	(1)	-	—	(1)
Contribution from operations	**332**	**453**	**77**	**4**	**534**
General and administrative expenses	(89)	(97)	(32)	1	(128)
Operating profit	**243**	**356**	**45**	**5**	**406**

Third quarter

Revenues for the third quarter 2006 amounted to 1,388 million euros, an increase of 307 million euros versus those of the third quarter 2005, mainly due to higher levels of activity in the Offshore sector.
Operating costs amounted to 1,181 million euros, an increase of approximately 28% versus those for the same period 2005. This increase in operating costs is due to the higher levels of activity generated during the quarter.
Labour costs amounted to 267 million euros, an increase of approximately 18% versus the third quarter 2005.
General and administrative expenses in the third quarter 2006 amounted to 32 million euros, a 10% increase versus the same quarter the previous year, mainly due to consultancy costs associated with the Sarbanes Oaxley Act project.
Operating profit for the third quarter 2006 stood at 137 million euros, an increase of 48 million euros versus the third quarter 2005. This increase is analysed in detail hereafter under the various business units.
Data relating to Snamprogetti are analysed under the Onshore business unit.

First nine months

Revenues for the first nine months 2006 amounted to 3,762 million euros, an increase of 562 million euros versus those of the first nine months 2005, mainly due to higher levels of activity in the Onshore and Offshore sectors.
Operating costs amounted to 3,199 million euros, an increase of approximately 15% versus those for the same period 2005. This increase in operating costs is due to the higher levels of activity generated during the period.
Labour costs amounted to 706 million euros, a 16% increase versus the first nine months 2005.
General and administrative expenses in the first nine months 2006 amounted to 97 million euros, a 9% increase versus the first nine months the previous year, mainly due to consultancy costs associated with the Sarbanes Oaxley Act project.
Operating profit for the first nine months 2006 stood at 356 million euros, an increase of 113 million euros versus the same period 2005. This increase is analysed in detail hereafter under the various business units.
Data relating to Snamprogetti are analysed under the Onshore business unit.

HUMAN RESOURCES

The following table provides data comparing average employment levels at the end of 2005 and the first nine months 2006.

Average workforce

	31st December 2005	30th September 2006
Italian personnel	2,536	5,072
French personnel	3,730	3,710
Other nationalities	17,089	19,792
Total	**23,355**	**28,574**
Offshore	8,249	9,402
Onshore	9,749	13,389
Offshore Drilling	1,055	1,150
Onshore Drilling	2,313	2,637
Staff positions	1,989	1,996
Total	**23,355**	**28,574**
No. of engineers at end of period	**3,684**	**6,602**


Workforce
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Italian personnel
French personnel
Other nationalities
31st December 2005
30th June 2006

CONSOLIDATED BALANCE SHEET AND FINANCIAL POSITION

(million €)

	31st December 2005		30th September 2006 (*)	
Net tangible fixed assets		1,903		2,229
Net intangible fixed assets		837		843
		2,740		3,072
- Offshore	1,437		1,670	
- Onshore	487		586	
- Offshore Drilling	729		730	
- Onshore Drilling	87		86	
Financial investments		40		151
Non-current assets		**2,780**		**3,223**
Inventories		490		991
Trade and other receivables		1,506		2,793
Trade and other payables		(2,005)		(3,835)
Provisions for contingencies		(97)		(145)
Other assets and liabilities		69		172
Net current assets		**(37)**		**(24)**
Employee termination indemnities		**(88)**		**(164)**
CAPITAL EMPLOYED		**2,655**		**3,035**
Net equity		**1,630**		**1,395** (**)
Minority interest in net equity		**13**		**3**
Net debt		**1,012**		**1,637**
COVER		**2,655**		**3,035**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

(*) includes the effects of the acquisition of Snamprogetti.
(**) includes a decrease of 440 million euros, corresponding to the difference between the price paid for Snamprogetti and its net equity at 31st March 2006.

Capital expenditure

(million €)

	First nine months		First nine months	
	2005	**2006**	2005	**2006**
Offshore	81	130	180	316
Onshore	6	26	14	43
Offshore Drilling	12	23	39	43
Onshore Drilling	1	6	8	14
Total	**100**	**185**	**241**	**416**
Of which acquisition of company holdings	1	-	5	-

Investments in the third quarter 2006 amounted to 185 million euros (99 million in the third quarter 2005) and consisted mainly of the following: maintenance and upgrading of the existing asset base (47 million euros); investments in vessels and equipment for specific projects, mainly Kashagan (42 million euros); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (17 million euros); conversion of a tanker into an FPSO unit, due to operate on Petrobras' Golfinho 2 field in Brazilian waters (73 million euros); and investments carried out by Snamprogetti (6 million euros).

Investments in the first nine months 2006 amounted to 416 million euros (236 million in the same period 2005) and consisted mainly of the following: maintenance and upgrading of the existing asset base (109 million euros); investments in vessels and equipment for specific projects, mainly Kashagan (86 million euros); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (47 million euros); conversion of a tanker into an FPSO unit, due to operate on Petrobras' Golfinho 2 field in Brazilian waters (164 million euros); and investments carried out by Snamprogetti in the second and third quarter 2006 (10 million euros).

Variation in net equity

(million €)

	First nine months 2005	**First nine months 2006**
Initial Group Net Equity	**1,555**	**1,630**
Group Net Profit	171	266
IAS 32 and 39 – treasury shares	(15)	(36)
IAS 32 and 39 – fair value hedging operations	(124)	64
Distribution of dividends	(65)	(82)
IFRS 3 – surplus price for Snamprogetti's acquisition	–	(440)
Other variation in Snamprogetti net equity	–	14
Translation differences in foreign exchange and other variation	–	(21)
Total Variation	**(33)**	**(235)**
Resulting Group Net Equity	**1,522**	**1,395**

The net equity during the first nine months 2006 decreased by 235 million euros due to the surplus price paid for Snamprogetti's acquisition (-440 million euros), distribution of dividends (-82 million euros), the value of treasury shares bought back to service incentive schemes and reclassified as a decrease in net equity (-36 million euros) and translation differences in foreign exchange (-21 million euros), only partially offset by the net income for the period (266 million euros), the fair value of hedging operations (Interest Rate Swaps) (64 million) and the positive variation in Snamprogetti net equity (14 million euros).

Reclassified statement of cash flow and variation in net debt

(million €)

Third quarter 2005	Second quarter 2006	Third quarter 2006		First nine months 2005	**First nine months 2006**
63	96	104	Group net income	171	266
1	2	-	Third party income	3	2
			Adjustments to reconcile cash generated from operating income before changes in working capital:		
52	55	61	Depreciation, amortisation and other non monetary items	146	164
(8)	65	31	Dividends, interests, extraordinary income/expenses and income taxes	46	102
108	**218**	**196**	**Cash generated from operating income before variation in working capital**	**366**	**534**
(158)	(3)	(129)	Variation in working capital relating to operations	(209)	(335)
36	1	(6)	Dividends, interests, extraordinary income/expenses and income taxes received (paid)	(8)	(20)
(14)	**216**	**61**	**Net cash flow from operations**	**149**	**179**
(99)	(133)	(185)	Investments in tangible and intangible fixed assets	(236)	(416)
(1)	-	-	Investments in acquisitions of consolidated companies	(5)	-
-	7	-	Disposals	1	7
(114)	**90**	**(124)**	**Free cash flow**	**(91)**	**(230)**
(27)	(64)	211	Variation in financial debt	230	1,116
(4)	(36)	-	Buy-back of treasury shares	(22)	(36)
-	(82)	-	Cash flow from share capital and reserves	(65)	(82)
4	62	(9)	Variations in scope of consolidation and exchange rate differentials on cash and equivalents	14	(206)
(141)	**(30)**	**78**	**NET CASH FLOW**	**66**	**562**
(114)	**90**	**(124)**	**Free Cash Flow**	**(91)**	**(230)**
(4)	(36)	-	Buy-back of treasury shares	(22)	(36)
-	(82)	-	Cash flow from share capital and reserves	(65)	(82)
14	(37)	19	Exchange rate differentials and other variation concerning net financial debt	(2)	(*)(277)
(104)	**(65)**	**(105)**	**VARIATION IN NET DEBT**	**(180)**	**(625)**
942	1,467	1,532	Net debt at beginning of period	866	1,012
1,046	1,532	1,637	Net debt at end of period	1,046	1,637

(*) includes the effects of the acquisition of Snamprogetti amounting to (296) million euros.

NET FINANCIAL DEBT

Net financial debt at 30th September 2006 amounted to 1,637 million euros, an increase of 625 million euros versus 31st December 2005, mainly due to the acquisition of Snamprogetti and the distribution of dividends. From 30th June 2006, when the financial position already showed the effects of the acquisition of Snamprogetti and the distribution of dividends, net debt increased by 105 million euros due to the continuation of the investment programme and to an increase in working capital.

NEW CONTRACTS

During the third quarter 2006, Saipem stand alone was awarded contracts amounting to 1,732 million euros (1,080 million euros in the third quarter 2005); during the same period, Snamprogetti won contracts amounting to 903 million euros.
The most significant orders awarded in the third quarter include:
Offshore:
- on behalf of Sonangol P&P the contract for the provision and operation of an FPSO unit for the development of the Gimboa field, located in Block 4/05 offshore Angola, at a water depth of 700 metres;
- on behalf of Burullus Gas Company, an EPIC-type contract for West Delta Deep Concession the Phase IV development of the West Delta Deep Concession, in Egypt, comprising the design, engineering, procurement, construction, installation and commissioning of subsea systems for eight new wells and the expansion of the production system for the Scarab/Saffron and Simiam fields;
- on behalf of Companhia Mexilhao do Brasil, the Mexilhao contract in Brazil, comprising the transport and installation of a jacket, piles and topsides for the PMXL-1 platform, as part of the development of the Mexilhao field, in the Santos basin, approximately 140 km offshore the State of San Paolo;

Onshore:
- on behalf of Saudi Aramco, an EPC-type contract for the realisation of the gas-oil separation plant (GOSP), as part of the programme for the development of the Khurais oil field in Saudi Arabia, approximately 180 km north-east of Riyadh. The contract comprises the engineering, procurement and construction of four gas-oil separation trains, in addition to a number of production infrastructure facilities;
- on behalf of Perù Lng, the Melchiorita Lng project in Peru, comprising the construction of a regassification terminal at Pampa Melchiorita, 200 km south of di Lima; the contract was acquired in joint-venture with Constructora Norberto Odebrecht and in consortium with Jan de Nul NV;

Offshore Drilling:
- on behalf of Eni Exploration & Production, the three-year charter of the drillship Saipem 10000 in various geographical areas, starting from the third quarter 2009;
- on behalf of Exxon Mobil, the 16-month extension, following the exercise of an option, of the charter for the semi-submersible platform Scarabeo 7 in Nigeria;

Onshore Drilling:
- on behalf of PDVSA, the charter of a rig in Venezuela for five years;
- on behalf of PDVSA, the charter of four rigs in Venezuela: two rigs have been chartered for five years, one for one year, and one for four months;
- on behalf of Zhaikmunai, the charter of two rigs in Kazakhstan for thirty-one and thirty-six months respectively;
- on behalf of Saudi Aramco, the charter of a rig in Saudi Arabia for three years;
- on behalf of Groupement Sonatrach Agip, the charter of a rig in Algeria for two years;
- on behalf of Repsol YPF, the charter of two rigs in Algeria for one year;
- on behalf of First Calgary, the charter of a rig in Algeria for two years.

New contracts awarded to the Saipem Group during the first nine months 2006, inclusive of contracts won by Snamprogetti in the second and third quarter, amounted to 8,417 million euros.
The backlog of the Saipem Group at 30th September 2006 stands at a record level of 12,804 million euros.

MANAGEMENT OUTLOOK

Results achieved in the first nine months of the year and the backlog of projects in execution this year underpin management's expectations for Saipem stand alone to increase revenue growth in 2006, further improving on the 15% net profit target increase set at the beginning of the year. Snamprogetti, acquired at the end of March, is expected to achieve total revenues, for the nine-month period of consolidation, of at least 2,300 million euros, and net profit of approximately 45 million euros. The resulting positive effect on Saipem's net profit, net of financial charges deriving from the acquisition and taking into account actual and forecast cost synergies (both at Saipem and Snamprogetti), is forecast at approximately 34 million euros.

The strong overall market performance and Saipem's track record and competitiveness underpin management's expectations of new contract awards, so as to maintain the exceptionally high level of backlog achieved at the end of September.

Capital expenditure for 2006 is expected to increase to 670 million euros versus 600 million euros as previously reported; this is due to the commencement of works on a new FPSO unit and a new deep-water semi-submersible drilling vessel, following the recent award of new contracts.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by the competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Analysis by business sector

OFFSHORE (*)

(million €)

Third quarter 2005	Second quarter 2006	Third quarter 2006	Third quarter 06 vs. 05		First nine months 2005	First nine months 2006	Sept. 06 vs. Sept. 05
652	845	875	34.2	Revenues	1,992	2,313	16.1
(569)	(743)	(760)	33.6	Expenses	(1,763)	(2,025)	14.9
(23)	(21)	(31)	34.8	Depreciation and amortisation	(72)	(74)	2.8
60	81	84	40.0	Operating profit	157	214	36.3
834	1,479	1,046	25.4	New orders awarded	2,442	2,860	17.1

(*) the Offshore Business Unit includes the former Offshore Construction, Leased FPSO and the offshore part of MMO. Figures for the corresponding periods 2005 have now been reclassified accordingly. Data for the Offshore Business Unit have not been affected by the acquisition of Snamprogetti.

The backlog at 30th September 2006 amounted to 4,268 million euros, of which 645 million are to be realised in the fourth quarter 2006.

- Revenues for the third quarter 2006 amounted to 875 million euros, a 34% increase versus the same period 2005; revenues for the first nine months 2006 amounted to 2,313 million euros, a 16% rise versus the same period 2005; both increases are mainly due to higher levels of activity in Kazakhstan and Azerbaijan.

- Operating profit for the third quarter 2006 amounted to 84 million euros, a 40% increase versus the same period 2005; operating profit for the first nine months 2006 amounted to 214 million euros, a 36% rise versus the same period 2005. Operating profit as a percentage of revenues was 9.6% in the third quarter 2006 (9.2% in the same period 2005) and 9.3% in the first nine months 2006 (7.9% in the same period 2005). This increase in margin is attributable to improved contract conditions and strong operational performance.

ONSHORE (*)

(million €)

Saipem stand alone Third quarter 2005	Saipem stand alone Second quarter 2006	Saipem stand alone Third quarter 2006	Third quarter 06 vs. 05		Snamprogetti Third quarter 2006	Consolidated Third quarter 2006
304	339	353	16.1	Revenues	775	1,128
(281)	(312)	(328)	16.7	Expenses	(747)	(1,075)
(11)	(10)	(7)	(36.4)	Depreciation and amortisation	(5)	(12)
12	17	18	50.0	Operating profit	23	41
149	517	120	(19.5)	New orders awarded	903	1,023

Saipem stand alone First nine months 2005	Saipem stand alone First nine months 2006	Sept. 2006 vs. Sept. 2005		Snamprogetti Second and Third quarter 2006	Consolidated first nine months 2006
850	998	17.4	Revenues	1,496	2,494
(789)	(921)	16.7	Expenses	(1,438)	(2,359)
(26)	(26)	–	Depreciation and amortisation	(11)	(37)
35	51	45.7	Operating profit	(**) 47	98
565	1,264	123.7	New orders awarded	2,728	3,992

(*) the Onshore Business Unit includes the former Onshore Construction, LNG and the onshore part of MMO. Figures for the corresponding periods 2005 have now been reclassified accordingly. Data for the Onshore Business Unit have been affected by the acquisition of Snamprogetti, whose income statement has been consolidated from 1st April 2006.
(**) net of the application of the loss indemnity provision agreed with Eni as part of the Snamprogetti purchase agreement, equal to 58 million euros.

The backlog at 30th September 2006 amounted to 6,742 million euros (inclusive of Snamprogetti), of which 1,225 million are to be realised in the fourth quarter 2006.

Saipem stand alone

- Revenues in the third quarter 2006 amounted to 353 million euros, a 16% increase versus the same period 2005; revenues for the first nine months 2006 amounted to 998 million euros, a 17% rise versus the same period 2005; both increases are mainly due to the achievement of full-scale operations on projects in Mexico and Canada.

- Operating profit in the third quarter 2006 amounted to 18 million euros, a 50% increase versus the same period 2005; operating profit for the first nine months 2006 amounted to 51 million euros, a 46% rise versus the same period 2005. Operating profit as a percentage of revenues was 5.1% in the third quarter 2006 (3.9% in the same period 2005) and 5.1% in the first nine months 2006 (4.1% in the same period 2005). This increase in margin is attributable to high operational efficiency and improved contractual rates.

Snamprogetti

- Revenues generated by Snamprogetti during the third quarter 2006 amounted to 775 million euros and are largely related to projects under execution in the Middle East and Italy. Operating profit totalled 23 million euros, with a margin on revenues of 3%. Revenues for the second and third quarter 2006 amounted to 1,496 million euros, while operating profit amounted to 47 million euros, with a margin on revenues of 3.1%.

OFFSHORE DRILLING

(million €)

Third quarter 2005	Second quarter 2006	Third quarter 2006	Third quarter 06 vs. 05		First nine months 2005	First nine months 2006	Sept. 06 vs. Sept. 05
73	85	92	26,0	Ricavi	213	265	24,4
(49)	(50)	(51)	4,1	Costi	(142)	(154)	8,5
(12)	(13)	(13)	8,3	Ammortamenti	(34)	(39)	14,7
12	22	28	133,3	Utile operativo	37	72	94,6
47	818	341	625,5	Ordini acquisiti	186	1.264	579,6

The backlog at 30th September 2006 amounted to 1,381 million euros, of which 92 million are to be realised in the fourth quarter 2006.

- Revenues in the third quarter 2006 amounted to 92 million euros, a 26% increase versus the same period 2005; revenues in the first nine months 2006 amounted to 265 million euros, a 24% increase versus the same period 2005; both increases are mainly attributable to increased activity of the drillship Saipem 10000 and the jack-up Perro Negro 5, as well as higher contractual rates.
- Operating profit in the third quarter 2006 amounted to 28 million euros, a 133% increase versus the same period 2005; operating profit for the first nine months 2006 amounted to 72 million euros, a 95% rise versus the same period 2005. Operating profit as a percentage of revenues was 30% in the third quarter 2006 (16% in the same period 2005) and 27% in the first nine months 2006 (17% in the same period 2005). This growth both in absolute terms and in terms of profitability is due to higher margins on rates and increased utilisation of rigs.

- Vessel utilisation during the first nine months 2006 was as follows:

Vessel	Days under contract	
Semi-submersible platform Scarabeo 3	273	
Semi-submersible platform Scarabeo 4	273	
Semi-submersible platform Scarabeo 5	258	a
Semi-submersible platform Scarabeo 6	254	a
Semi-submersible platform Scarabeo 7	266	a
Drillship Saipem 10000	273	
Jack-up Perro Negro 2	273	
Jack-up Perro Negro 3	273	
Jack-up Perro Negro 4	-	b
Jack-up Perro Negro 5	273	

a = for the remaining days (to 273), the vessel underwent class reinstatement works.
b = the vessel underwent upgrading works in preparation for a new contract.

ONSHORE DRILLING

(million €)

Third quarter 2005	Second quarter 2006	Third quarter 2006	Third quarter 06 vs. 05		First nine months 2005	First nine months 2006	Sept. 06 vs. Sept. 05
52	62	68	30.8	Revenues	145	186	28.3
(41)	(50)	(54)	31.7	Expenses	(117)	(150)	28.2
(6)	(5)	(5)	(16.7)	Depreciation and amortisation	(14)	(14)	-
5	7	9	80.0	Operating profit	14	22	57.1
50	18	225	350.0	New orders awarded	129	301	133.3

The backlog at 30th September 2006 amounted to 413 million euros of which 57 million are to be realised in the fourth quarter 2006.

- Revenues in the third quarter 2006 amounted to 68 million euros, a 31% increase versus the same period 2005; revenues in the first nine months 2006 amounted to 186 million euros, a 28% increase versus the same period 2005; both increases are mainly attributable to increased activity in North Africa and Kazakhstan.

- Operating profit in the third quarter 2006 amounted to 9 million euros, an 80% increase versus the same period 2005; operating profit for the first nine months 2006 amounted to 22 million euros, a 57% rise versus the same period 2005. Operating profit as a percentage of revenues was 13% in the third quarter 2006 (10% in the same period 2005) and 12% in the first nine months 2006 (10% in the same period 2005). This growth both in absolute terms and in terms of profitability is due to higher margins on rates and increased utilisation of rigs.

- Average utilisation of rigs during the first nine months 2006 stood at 93.3% (91% in the same period 2005); rigs were located as follows: 13 in Peru, 9 in Saudi Arabia, 6 in Venezuela, 5 in Algeria, 2 in Italy, 1 in Egypt, 1 in Kazakhstan , 1 in Georgia 1, in Ecuador and 1 in Turkmenistan.
In addition, 5 third-party rigs were deployed in Peru and 3 in Kazakhstan by the joint-venture company SaiPar.
Finally, 1 rig owned jointly with third parties operated in Kazakhstan.

A Joint Stock Company with Registered Office
in San Donato Milanese (MI), Italy
Fully paid-up Share Capital Euro 441,410,900
Fiscal Code and Milan Companies' Register No. 00825790157
Other offices:
Cortemaggiore (PC) - Via Enrico Mattei, 20

Information for Shareholders
Saipem SpA, Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)

Relations with istitutional investors and financial analysts
Fax: +39-0252054295
e-mail: investor.relations@saipem.eni.it

Pubblications
Third quarter report at 30th September 2006 (in English)
Relazione trimestrale al 30 settembre 2006 (in Italian)
Six-monthly report at 30th June 2006 (in English)
Relazione semestrale al 30 giugno 2006 (in Italian)
Second quarter report at 30th June 2006 (in English)
Relazione trimestrale al 30 giugno 2006 (in Italian)
First quarter report at 31st March 2006 (in English)
Relazione trimestrale al 31 marzo 2006 (in Italian)
Financial Report at 31st December 2005 (in English)
Bilancio al 31 dicembre 2005 (in Italian)

Health, Safety Environment report (in Italian and English)

Also available on Saipem's website: www.saipem.eni.it

Website: www.saipem.eni.it
Operator: +39-025201

Design: Opera
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Saipem

Società per Azioni
Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)
Tel. +39.02.5201 - Fax +39.02.52054295
www.saipem.eni.it

Saipem

Six-monthly report at 30th June 2006

MISSION STATEMENT

Pursuing the satisfaction of our clients in the energy industry, we tackle each challenge with safe, reliable and innovative solutions.

We entrust our competent and multi-local teams to provide sustainable development for our company and the communities in which we operate.

OUR CORE VALUES

Commitment to safety, integrity, openness, flexibility, integration commitment, innovation, quality, competitiveness, teamwork, humility, internationalisation.

BOARD OF DIRECTORS

Chairman and Chief Executive Officer
Pietro Franco Tali

Managing Director
Hugh James O'Donnell

Directors
Angelo Caridi
Francesco Gatti
Jacques Yves Léost
Marco Mangiagalli
Pierantonio Nebuloni
Gesualdo Pianciamore
Ian Wybrew-Bond

STATUTORY AUDITORS

Chairman
Paolo Andrea Colombo

Statutory Auditors
Fabrizio Gardi
Fabio Venegoni

Alternate Statutory Auditors
Luca Giovanni Caretta
Giulio Gamba

INDEPENDENT AUDITORS
PricewaterhouseCoopers SpA

Saipem is a subsidiary of Eni SpA

Saipem

Six-monthly report at 30th June 2006

Contents

Saipem Group consolidated six-monthly report

Approved by the Board of Directors at their meeting of 20th September 2006

Interim results

On 27th March 2006, the contract for the acquisition of 100% of Snamprogetti's share capital was finalised; Saipem paid 680 million euros. In compliance with the accounting principles regulating the business combination under common control, the surplus price paid for Snamprogetti versus its net equity value at 31st March 2006, equal to 440 million euros, was recorded as a decrease in Saipem Group consolidated net equity. The interim report includes the effects of the consolidation of Snamprogetti from the date of Saipem's acquisition of control, i.e. from 1st April 2006. Such transaction falls within the definition of a business combination under common control and has been accounted for on a predecessor carry over basis.

Following the acquisition of Snamprogetti, the Saipem Group is organised into three Business Units: Offshore, Onshore and Drilling. The former LNG business unit is now part of the Onshore unit, whilst Leased FPSO is now part of the Offshore unit. MMO has been partitioned into the Onshore and Offshore business units. For each of these business units, the information provided includes main financial data to operating profit level. Information pertaining to the Drilling Business unit has been subdivided into Offshore Drilling and Onshore Drilling.
With regard to the provisions of IAS 14 "Segment Reporting", the segments presented have been reduced from seven to four. This method of collation complies with IAS 14 "Segment Reporting" both in terms of adherence to the new internal organisation (paragraph 14.27) and the relevance of aggregated segments (paragraph 14.36). Figures relating to the first half 2005 have been reclassified accordingly (paragraph 14.43).

In the first half of 2006, the Saipem Group achieved positive results, which have exceeded those of the first half of 2005.

In particular:
Not including Snamprogetti
Revenues amounted to 2,374 million euros (2,119 million in the first half 2005).
Operating Income amounted to 219 million euros (154 million in the first half 2005).
Net Income amounted to 152 million euros (108 million in the first half 2005).
Cash flow (net income plus depreciation and amortisation) amounted to 249 million euros (202 million in the first half 2005).

Including Snamprogetti
Revenues amounted to 3,095 million euros
Operating Income amounted to 244 million euros.
Net Income amounted to 162 million euros.
Cash flow (net income plus depreciation and amortisation) amounted to 265 million euros.

The Offshore sector accounted for approximately 46% of revenues and 53% of overall contributions from operations; this underpins Saipem's competitive positioning in terms of both excellence and efficiency that the Group has achieved in this sector; the Onshore sector accounted for 44% of revenues and 23% of contributions from operations and the Drilling generated 10% of revenues and 24% of contributions from operations.
Following the acquisition of Snamprogetti, net debt stood at 1,532 million euros due to the distribution of dividends and buy-back of treasury shares for allocation to the stock options and stock grant schemes.

The following events were of particular importance:
- the Group was awarded new contracts amounting to 5,782 million euros (of which 1,825 million were awarded to Snamprogetti);
- works progressed on the conversion of the tanker Margaux into an FPSO unit, to be named Citade de Vitoria, which will operate in Brazil on the Petrobras field Golfinho 2 on behalf of Petrobras;
- the jack-up Perro Negro 4 underwent upgrading works to enable it to perform a contract on behalf of Petrobel in Egypt;
- investment continued on the strengthening of the operating bases/yards in Nigeria and Kazakhstan, areas that are expected to experience strong market development in the medium term.

Results in the first half of the year confirm that the industrial model chosen by the Saipem Group, based on a strong, technologically-advanced fleet as well as distinctive engineering, project management expertise and long-standing local presence, affords the Group a competitive edge both in the supply of specialised services and the execution of turnkey projects in frontier areas.


Saipem SpA
Saipem International BV
Energy Maintenance Services SpA
Saipem FPSO SpA
Saipem Energy International SpA
Saipem sa
Intermare Sarda SpA
Saipem Project SpA
Saipem do Brasil Serviços de Petróleo Lda
Saipem Holding France s.a.s.
Global PetroProjects Services AG
Saipem Asia Sdn Bhd
PT Saipem Indonesia
Saipem Mediterranean Services Llc
Saudi Arabian Saipem Ltd
Saipem Contracting (Nigeria) Ltd
Saipem (Nigeria) Ltd
Saipem (Malaysia) Sdn Bhd
Katran-K Llc
North Caspian Service Company Llp
Moss Maritime A/S
European Marine Investments Ltd
Saipem UK Ltd
ERS Equipment Rental & Services BV
Saipem Services sa
Saipem (Portugal) Gestão de Participações SGPS SA
Saipem America Inc
Petrex SA
ER SAI Caspian Contractor Ltd
Sonsub Ltd
Sonsub A/S
Sonsub International Pty Ltd
European Marine Contractors Ltd
European Maritime Commerce BV
CENMC Canada Inc
Saipem Perfurações e Construções Petrolíferas America do Sul Lda
Saipem Luxembourg SA
SAIR Construções Mecanicas de Estruturas Maritimas Lda
Saipem (Portugal) Comércio Maritimo Lda
Stargulf FZCO
Camom sa
Camon Gesellschaft fur Instandhaltung und Montagen GMBH
Delong Hersent Unipessoal Lda
Petromar Lda
Boscongo sa
BOS Investment Ltd
BOS-UIE Ltd
Hazira Marine Engineering & Construction Management Pvt Ltd
Entreprise Nouvelle Marcellin sa
BOS Italia Srl
Nigerian Services & Supply Company Ltd
Saipem India Project Services Ltd
Saimexicana SA de Cv
Saipem Services Mexico SA de Cv
Saigut SA de Cv
SN Technigaz sa
TBE Ltd
Saipem Singapore Pte Ltd
Sofresid sa
Sofresid Engineering sa
Saipem Contracting Algérie SpA
PT Sofresid Engineering
SAS Port de Tanger SASU
Saibos sas
Saibos Construções Maritimas Lda
Saibos FZE
Services et Equipements Gaziers et Petroliers sa
Societé de Construction d'Oleoducts snc
Hazira Cryogenic Engineering & Construction Management Pvt Ltd
Snamprogetti SpA
Snamprogetti Sud SpA
Snamprogetti Netherlands BV
Snamprogetti France Sarl
Snamprogetti Canada Inc
Snamprogetti Management Services SA
Snamprogetti Limited
Snamprogetti USA Inc
Snamprogetti Saudi Arabia Ltd
Engineering & Management Services SpA
Andromeda Consultoria Tecni[…] e Representaçoe[…] Lda

The diagram only includes companies consolidated using the full consolidation method

Directors' Report

Saipem SpA share performance

During the first half of 2006, the value of Saipem SpA ordinary shares, quoted on the Milan Stock Exchange, increased by 30%, from 13.793 euros at 31st December 2005 to 17.784 euros at 30th June 2006.
On 22nd May 2006, Shareholders received a dividend of 0.19 euros per share, over 25% higher than that paid the previous year (0.15 euro per share).

Throughout the first half, the Saipem share price continued to benefit from strong prospects of increased investments by the oil companies and sustained oil & gas prices; in particular, also as a result of the acquisition of Snamprogetti, at the end of April Saipem's shares reached the new record level of 21.14 euros. As in previous semesters, the share comprehensively outperformed the general market trend, with the SPMIB index growing by 2% during the period. The Company's market capitalisation at the end of the first half was approximately 7.8 billion euros.

The volume of shares traded during the first half of the year increased significantly to approximately 548 million, a growth in excess of 50% versus the first half of 2005, with a total value of 9,574 million euros, approximately three times the average recorded over the same period in the previous year (3,585 million euros).

Savings shares, representing a very limited number when compared to ordinary shares, recorded a 16.7% increase in value, rising from 15 euros at the end of 2005 to 17.5 euros at 30th June 2006. The dividend distributed in May 2006 related to savings shares amounted to 0.22 euro per share.

Share prices on the Milan stock exchange	2002	2003	2004	2005	First half of 2006 (prices are in €)
Ordinary Shares (*)					
maximum	7.66	7.31	9.42	14.34	21.14
minimum	4.68	5.24	6.16	8.69	13.79
average	6.41	6.30	7.93	11.40	17.60
price at half-year end	6.40	6.46	8.86	13.79	17.78
Savings Shares (**)					
maximum	13.71	7.48	9.45	15.52	21.50
minimum	5.05	5.80	6.60	8.74	14.42
average	7.38	6.71	8.14	11.95	18.22
price at half-year end	7.19	6.98	8.74	15.00	17.50

(*) at 30th June 2006 – no. 441,242,426 ordinary shares.
(**) at 30th June 2006 – no. 168,474 savings shares convertible to ordinary shares at par, no time restrictions.

Saipem and S&P MIB


Price in euros
Saipem's shares
S&P MIB
value
2001
2002
2003
2004
2005
2006
19.00
17.00
15.00
13.00
10.00
9.00
7.00
5.00
3.00
50,000
45,000
40,000
35,000
30,000
25,000
20,000
Saipem
S&P MIB

Glossary

Financial Terms

IFRS: International Financial Reporting Standards issued by IASB (International Accounting Standards Board) and adopted by the European Commission. They comprise of: International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) and the Standing Interpretations Committee (SIC) adopted by IASB. The denomination International Financial Reporting Standards (IFRS) has been adopted by IASB and applies to principles issued after May 2003. Principles issued before May 2003 have maintained the denomination IAS.

Leverage: the degree to which the company is utilising borrowed money. It is the ratio between net financial debt and shareholders' equity inclusive of minority interest.

Contribution from operations: Operating Income before general and administrative expenses.

ROACE: return on average capital employed. The ratio between net income before minority interest plus after-tax net financial expenses deriving from net financial debt, over average net capital employed.

Operational Terms

Buckle detection: System that utilises electromagnetic waves during pipelaying to signal collapse of or deformations to pipeline laid.

Bundles: bundles of cables.

Commissioning: series of processes and procedures undertaken in order to start operations of a gas pipeline, associated plants and equipment.

Concrete coating: subsea pipelines are coated with reinforced concrete so as to ballast and protect them from damage and corrosion

Conventional waters: depth of up to 500 metres.

Deck: area of a vessel or platform where work equipment is located: process plant and equipment, accommodation modules and drilling units.

Decommissioning: undertaken in order to end operations of a gas pipeline, associated plants and equipment. It may occur at the end of the life of the plant, following an accident, for technical or financial reasons, and/or on environmental or safety grounds.

Deep waters: depths of over 500 metres.

Dynamically Positioned Heavy Lift Vessel: Vessel equipped with a heavy-lift crane, capable of holding a precise position through the use of thrusters, thereby counteracting the force of the wind, sea, current, etc.

EPC (Engineering, Procurement, and Construction): a type of contract typical of the onshore construction sector, comprising the provision of engineering services, procurement of materials and construction. The term 'turnkey' indicates that the system is delivered to the client ready for operations, i.e. already commissioned.

EPIC (Engineering, Procurement, Installation, Construction): a type of contract typical of the offshore construction sector, which relates to the realisation of a complex project where the global or main contractor (usually a construction company or a consortium) provides the engineering services, procurement of materials, construction of the system and its infrastructure, transport to site, installation and commissioning/preparatory activities to the start up of operations.

Facilities: auxiliary services, structures and installations required to support the main systems.

Flare: tall metal structure used to burn off gas produced by the oil/gas separation in oil fields, when it is not possible to utilise it onsite or ship it elsewhere.

Floatover: type of module installation onto offshore platforms that does not require lifting operations. A specialised vessel transporting the module uses a ballast system to position itself directly above the location where the module is to be installed; it then proceeds to de-ballast and lower the module into place. Once this has been completed the vessel backs off and the module is secured to the support structure.

FPSO vessel: Floating Production, Storage and Offloading system comprising a large tanker equipped with a high-capacity production facility. This system, moored at the bow to maintain a geo-stationary position, is effectively a temporarily fixed platform that uses risers to connect the subsea wellheads to the on-board processing, storage and offloading systems.

Hydrocracking (plant): installation for process separation of large oil molecules.

Hydrotesting: Operation involving high pressure (higher than operational pressure) water being pumped into a pipeline to ensure that it is devoid of defects.

Jacket: platform underside structure fixed to the seabed using piles.

Jack-up: mobile self-lifting unit comprising a hull and retractable legs, used for offshore drilling operations

J-laying: Method of pipelaying that utilises an almost vertical launch ramp, making the pipe configuration resemble a 'J'. This configuration is suited to deep-water pipe laying.

LNG: liquefied natural gas is obtained by cooling down natural gas to minus 160°C. at normal pressure Gas is liquefied to make it facilitate its transportation from the place of extraction to that of processing and/or utilisation. A tonne of LNG equates to 1,500 cubic metres of gas.

Midstream: Sector comprising all those activities relating to the construction and management of the oil transport infrastructure.

Moon pool: opening in the hull of a drillship to allow for the passage of operational equipment.

Mooring buoy: offshore mooring system.

Offshore/Onshore: The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

Pig: piece of equipment used to internally clean, scrape and survey a pipeline.

Piggy-backed pipeline: small-diameter pipeline, fixed to a larger pipeline, used to transport a product other than that of the main line.

Pile: long and heavy steel pylon driven into the seabed; a system of piles is used as foundation for anchoring a fixed platform or other offshore structures.

Pipe-in-pipe: subsea pipeline system comprising two coaxial pipes, used to transport hot fluids (oil & gas). The inner pipe transports the fluid whereas the outer pipe carries the insulating material necessary to reduce heat loss to the sea. The outer pipe also protects the pipeline from the water pressure.

Pre-commissioning: comprises pipeline *washing out and drying*.

Pre-drilling template: support structure for a drilling platform.

Pulling: minor operations on oil wells due to maintenance or marginal replacements.

Rig: drilling installation comprising the derrick, the drill deck, which supports the derrick, and ancillary installations that enable the descent, ascent and rotation of the drill unit as well as mud extraction.

Riser: manifold connecting the subsea wellhead to the surface.

ROV (Remotely operated vehicle): unmanned vehicle, piloted and powered via umbilical, used for subsea surveys and operations.

S-laying: Method of pipelaying that utilises the elastic properties afforded by steel, making the pipe configuration resemble an 'S', with one end on the seabed and the other under tension onboard the ship. This configuration is suited to medium to shallow-water laying.

Slug catcher: equipment for the purification of gas.

Sour water: water containing dissolved pollutants.

Spar: floating production system, anchored to the seabed through a semi-rigid mooring system, comprising a vertical cylindrical hull supporting the platform structure.

Spool: connection between a subsea pipeline and the platform riser, or between the terminations of two pipelines.

Stripping: process through which volatile compounds are removed from the liquid solution or the solid mass in which they have been diluted.

Surf facilities: pipelines and equipment connecting the well or subsea system to a floating unit.

Template: rigid and modular subsea structure where the oilfield well-heads are located.

Tendons: pulling cables used on tension leg platforms used to ensure platform stability during operations.

Tension leg platform (TLP): Fixed-type floating platform held in position by a system of tendons and anchored to ballast caissons located on the seabed. These platforms are used in ultra-deep waters.

Tie-in: connection between a production line and a subsea wellhead or simply a connection between two pipeline sections.

Topside: *portion* of platform above the jacket.

Trenching: burying of offshore or onshore pipelines.

Trunkline: oil pipeline connecting large storage facilities to the production facilities, refineries and/or onshore terminals.

Umbilical: Flexible connecting sheath, containing flexible pipes and cables.

Upstream/Downstream: the term upstream relates to exploration and production operations. The term downstream relates to all those operations that follow exploration and production operations in the oil sector.

Vacuum: second stage of oil distillation.

Wellhead: fixed structure separating the well from the outside environment.

Workover: major maintenance operation on a well or replacement of subsea equipment used to transport the oil to the surface.

Operating review

New contracts and backlog

Saipem Group - Contracts awarded to the Saipem Group in the first half of 2006 (million €)

Year 2005			First half 2005		First half 2006	
Value	%		Value	%	Value	%
583	12	Saipem SpA	177	8	1,071	19
4,152	88	Group companies	2,065	92	4,711	81
4,735	**100**	**Total**	**2,242**	**100**	**5,782**	**100**
–		of which Snamprogetti	–		1,825	
3,096	65	Offshore	1,608	72	1,814	32
1,060	22	Onshore	416	18	2,969	51
367	8	Offshore Drilling	139	6	923	16
212	5	Onshore Drilling	79	4	76	1
4,735	**100**	**Total**	**2,242**	**100**	**5,782**	**100**
218	5	Italy	111	5	685	12
4,517	95	Abroad	2,131	95	5,097	88
4,735	**100**	**Total**	**2,242**	**100**	**5,782**	**100**
450	10	Eni Group	212	9	1,269	22
4,285	90	Third parties	2,030	91	4,513	78
4,735	**100**	**Total**	**2,242**	**100**	**5,782**	**100**

In the first half of 2006, Saipem stand alone was awarded new contracts totalling 3,957 million euros (2,242 million euros in the same period 2005) and Snamprogetti won contracts amounting to 1,825 million euros. Moreover, the contract portfolio was boosted by Snamprogetti's existing contract backlog, which amounted to 4,132 million euros on the date of acquisition.

51% of all contracts awarded are in the Onshore sector, 32% in the Offshore sector, 16% in the Offshore Drilling sector and 1% in the Onshore Drilling sector.

New contracts to be executed outside Italy make up for 88% and contracts awarded by Eni Group companies represented 22% of the overall figure. Finally, orders awarded to the parent company Saipem SpA amounted to 19% of the overall total.

New contracts by geographical area


Rest of Europe
Rest of Asia
1,852
Italy
685
867
Russia
120
North Africa
1,008
360
West Africa
Americas

(*) Russia includes Kazakhstan and Azerbaijan.

Saipem Group - Order backlog at 30th June 2006 (million €)

30.06.2005 Value	30.06.2005 %		31.12.2005 Value	31.12.2005 %	30.06.2006 Value	30.06.2006 %
1,140	21	Saipem SpA	999	18	1,622	13
4,289	79	Group companies	4,514	82	10,711	87
5,429	**100**	**Total**	**5,513**	**100**	**12,333**	**100**
–		of which Snamprogetti	–		5,237	
3,686	68	Offshore	3,721	68	4,097	33
1,145	21	Onshore	1,112	20	6,848	56
316	6	Offshore Drilling	382	7	1,132	9
282	5	Onshore Drilling	298	5	256	2
5,429	**100**	**Total**	**5,513**	**100**	**12,333**	**100**
19	–	Italy	21	–	1,539	12
5,410	100	Abroad	5,492	100	10,794	88
5,429	**100**	**Total**	**5,513**	**100**	**12,333**	**100**
229	4	Eni Group	217	4	1,691	14
5,200	96	Third parties	5,296	96	10,642	86
5,429	**100**	**Total**	**5,513**	**100**	**12,333**	**100**

At 30th June 2006, the order backlog had reached the record level of 12,333 million euros.
Breakdown of activities by sector is as follows: 56% in the Onshore sector, 33% in the Offshore sector, 9% in Offshore Drilling and 2% in Onshore Drilling.
The parent company, Saipem SpA, accounts for 13% of the total order backlog. 88% of all contracts are on behalf of overseas clients, whilst orders from Eni Group companies represent 14% of the overall figure.

Backlog by geographical area


Americas
1,080
Rest of Europe
1,361
4,664
Rest of Asia
Italy
1,539
887
Russia
386
2,416
North Africa
West Africa

(*) Russia includes Kazakhstan and Azerbaijan.

Capital expenditure

Capital expenditure in the first half of 2006 amounted to 231 million euros (137 million in the same period 2005) and consisted mainly of the following: maintenance and upgrading of the existing asset base (62 million euros); investments in vessels and equipment for specific projects, mainly Kashagan (44 million euros); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (30 million euros); conversion of a tanker into an FPSO unit (91 million euros); and investments carried out by Snamprogetti in the second quarter amounting to 4 million euros.

The following table provides a breakdown of capital expenditure:

(million €)

Year 2005		First half 2005	First half 2006
61	Saipem SpA	22	20
301	Group companies	119	211
362	**Total**	**141**	**231**
281	Offshore	99	186
20	Onshore	8	17
47	Offshore Drilling	27	20
14	Onshore Drilling	7	8
362	**Total**	**141**	**231**
7	Acquisition of company interests	4	-
262	Technical	121	140
93	FPSO	16	91
362	**Total**	**141**	**231**

Details of capital expenditure for the individual business units are provided in the paragraphs that follow.

Analysis by business sector:
Following the acquisition of Snamprogetti the Saipem Group is organised into three business units: Offshore, Onshore and Drilling.

Offshore

Year 2005		First half 2005	2006
	Subsea pipelines laid (km)		
3	- Italy	3	-
880	- Abroad	684	674
883	**Total km**	**687**	**674**
	Structures installed (tons)		
134,602	- Abroad	72,289	72,676
134,602	**Total tons**	**72,289**	**72,676**

The Offshore Business Unit includes the former Offshore Construction, Leased FPSO and the offshore part of MMO business unit.

General overview

The Saipem Group owns a strong, technologically advanced and highly versatile fleet and boasts outstanding engineering and project management expertise and skills.
The latter, along with a long-standing presence in strategic frontier markets comprise an industrial model that is particularly well suited to EPIC (Engineering, Procurement, Installation and Construction) projects.
Amongst the semi-submersible fleet equipped with the most advanced state-of-the-art technologies, the Saipem 7000 vessel is noteworthy thanks to its dynamic positioning system, 14,000-tonne lifting capacity and its capability to lay subsea pipelines in ultra-deep waters using the "J-lay" system, which can handle a suspended load of up to 1,450 tons during pipelay operations. Other vessels include Castoro Sei, capable of laying large diameter subsea pipelines; the Field Development Ship (FDS), a special purpose vessel used in the development of deep-water fields, equipped with a dynamic positioning system and a 600-tonne lifting capacity crane, in addition to a vertical pipelaying system able to work in water depths of up to 2,000 metres and the vessel Saipem 3000, capable of laying flexible pipelines and installing umbilicals and mooring systems in deep waters and installing subsea structures of up to 2,200 tons.
Saipem also boasts a strong position in the subsea market, operating highly sophisticated and technologically advanced vehicles, such as subsea ROVs (Remotely Operated Vehicles), i.e. purposely-equipped robots, able to carry out complex deep-water pipeline interventions.
Furthermore, Saipem's strengthening of its design expertise in the floating production sector and its ability to manage turnkey projects enabled the Group to successfully market itself as a new operator in the Leased FPSO sector, with a fleet comprising FPSO Firenze and FPSO Mystras.
Group companies operating in the Offshore sectors, in addition to the parent company, are: Saipem s.a., its

direct subsidiaries Saibos Construções Maritimas, Bos Congo, Petromar, PT Sofresid Engineering and its associated company Offshore Design Engineering. Also: Saipem UK, Saipem America, Saipem (Malaysia), Saipem Asia, PT Saipem Indonesia, Saipem Luxembourg, Saipem (Portugal) Comércio Marítimo, Sonsub ltd, Sonsub A/S, Intermare Sarda, Saipem Contracting (Nigeria), Saipem Energy International, Saipem FPSO, ERS Equipment Rental & Services, Saipem Mediterranean Services, StarGulf, ER SAI Caspian Contractor, Bos Shelf e Moss Maritime. Companies operating in the Leased FPSO sectors are: FPSO - Firenze Produção De Petróleo Lda, and FPSO - Mystras Produção De Petróleo Lda. All operations of the first half of 2006 have been carried out in joint venture with Single Buoy Moorings.
Also operating in this sector is Energy Maintenance Services SpA; a company set up jointly with Eni Exploration & Production, owned 100% by Saipem from June 2006, which focuses on maintenance activities for all Eni E&P's industrial plants in Italy.

Market overview

In the first half of 2006, the Offshore sector experienced sustained growth across most market segments. This trend is expected to remain positive, with growth rates unchanged from last year.
The pipelaying sector, as a whole, showed a further increase in activities versus the high levels recorded in 2005, particularly in Asia Pacific and the North Sea, areas that have seen a rise in activities both in the large and small-diameter pipelay segments. Bearing out the strong trend of this region, the North Sea experienced a significant recovery in subsea installation in shallow waters.
However, the highest growth rates were recorded in the deepwater subsea development segment, which are extremely buoyant in the Gulf of Mexico and West Africa, the latter being the area offering the best prospects in the medium-long term.
The fixed platform market experienced a moderate increase in activity, more marked in the small-medium size installations and, geographically, in the Middle East.
The floating production market went through a positive phase of strong growth, and is expected to continue in the medium term. Alongside "traditional" areas for this type of development, namely Asia Pacific and West Africa, installations are increasing also in Brazil, an area that underwent a period of stagnation in recent years, despite the great potential of its deepwater fields. During the first half of 2006, new FPSO orders also grew at a brisk pace.

New contracts

The most important contracts awarded to the Saipem Group during the first half of 2006 were:
- on behalf of Eni E&P, a contract for the exclusive provision of maintenance services for all offshore oil plants located in Italy; these services, comprising both ordinary and extraordinary maintenance works, will be provided through Q1 2012;
- on behalf of the Chinese Petroleum Corporation, an EPIC contract for the Taishung/Tungshiao/Tatan pipeline, off the coast of Taiwan, comprising engineering, part procurement, pipelaying, testing and pre-commissioning for a pipeline provided by the client;
- on behalf of Eni Congo SA, an EPIC project for the Awa Paloukou facilities, in Congo, comprising engineering, procurement, construction, transport, installation, hook-up and pre-commissioning of the platform, in addition to the laying of an interconnecting pipeline linking the platform to the Djeno terminal;
- on behalf of PTT Public Company Ltd and Trans Thai - Malaysia (Thailand) Ltd, an EPIC contract for the new PTT – TTM gasline, in Thailand, comprising engineering, transport and installation of a pipeline provided by the client;
- on behalf of Total Exploration & Production UK, an EPIC contract for the Dunbar project, in the British sector of the North Sea, comprising the replacement of an interconnecting pipeline and spools linking the Dunbar and Alwyn platforms;
- on behalf of Maersk Olie og Gas AS, a contract for the Halfdan Northeast Phase 3 Sealines project, in Denmark, comprising the laying of two pipelines and an interconnecting flowline linking three existing platforms;
- on behalf of Devon Energy, a contract in connection with the decommissioning of three platforms in the United States, following the damage caused by Hurricane Rita;
- on behalf of Maersk Olie og Gas AS, the EPC contract Halfdan Northeast Phase 3, in Denmark, comprising construction engineering, procurement, construction, testing and commissioning of two jackets, one deck and an interconnecting gangway, in addition to transport and installation of three new platforms;
- on behalf of Total Exploration & Production Angola Ltd, the EPIC project Block 17 Gas Gathering System in Angola, comprising engineering, procurement, construction, transport, installation and pre-

commissioning of a *subsea* pipeline, umbilical and associated facilities;
- on behalf of Talisman Energy UK, the EPIC project Tweedsmuir Subsea, in the British sector of the North Sea, comprising engineering, procurement, installation and commissioning of various subsea structures.

Capital expenditure

The most significant investments in this sector include:
- the completion of construction works for the new operating base in Kuryk on the shores of the Caspian Sea, in Kazakhstan, due to be used for the fabrication of offshore structures and as a logistical base for operations in the area;
- for the Kashagan project, all activities related to the construction of new flat-keel vessels, suitable for operations in shallow waters;
- the continuation of construction works on the new yard in Soyo, Angola, due to be used for the fabrication of structures and modules for ongoing projects;
- the conversion of the tanker Margaux into an FPSO unit, to be named Citade de Vitoria, which will operate in Brazil on the Petrobras field Golfinho 2 from early 2007 as part of the nine-year contract, with an option of a further 3 years on behalf of Petrobras;
- the conversion of the tanker Magdaleine into an FPSO unit;
- upgrading and maintenance works to the main vessels of the fleet.

Work performed

Activities in the first half of 2006 consisted in the laying of approximately 674 km of pipelines and the installation of 72,676 tons of plant and equipment. Main projects included:

In Libya, Saipem carried out the following operations:
- operation and maintenance services were provided on the EPIC project **NC41 Platform (Sabratha)**, completed in December 2005 on behalf of Eni Gas B.V. The project comprised the project management, the fabrication of the jacket, accommodation deck and the flare stack. The contract was carried out by a consortium comprising Saipem SpA (leader) and Hyundai Heavy Industries;
- the **Mellitah** project was completed on behalf of Eni Oil. It comprised the installation, utilising the vessel Saipem 3000, of a single buoy mooring and tanker loading facility.

In the Mediterranean Sea, Saipem carried out the following works:
- trenching operations, testing and commissioning are progressing in Sicily on the Gela project on behalf of Raffineria di Gela SpA, comprising the design, procurement and installation for the replacement of an existing pipeline;
- the **Temsah North West** project was completed in Egypt on behalf of Petrobel. It comprised transport and installation, utilising the vessel Saipem 3000, of one jacket, one deck and associated piles;
- the first phase of the **Gupco Sealine** project was completed in Egypt on behalf of Gupco. The project comprises the installation of new pipeline systems for oil export, utilising the derrick lay barge Crawler.

In the Far East, the following works were carried out:
- pre-commissioning and commissioning activities are reaching completion on the EPIC-type **Lamma** project on behalf of Hong Kong Electric Company Ltd. Offshore works were carried out by the trench barge Castoro 10;
- operations are currently ongoing on the EPIC-type **Sakhalin II Pipelines** project, in Russia, on behalf of Sakhalin Energy Investment Company Ltd. (SEIC), comprising engineering, procurement, installation and construction of a pipeline system connecting the Lunskoye and Pitun-Astkhskoye platforms to the island of Sakhalin; working on the site are the semi-submersible pipelay vessel Semac 1 and the trench barge Castoro 10;
- works are progressing for the **Sakhalin II Topsides** project, in Russia, on behalf of Samsung Heavy Industries, comprising the transport and installation of topsides for the Lunskoye and Piltun-Astkhskoye B platforms, the latter being the largest platform ever installed using the float-over method and the derrick pipelay ship Castoro Otto;
- activities are ongoing on two EPIC-type contracts as part of the **Tangguh LNG Project** in Indonesia on behalf of BP Berau Ltd, comprising engineering, procurement, construction and installation of two platforms and two subsea pipelines;
- operations have reached completion on the EPIC-type project **Third Transmission Pipeline** in Thailand on behalf of PTT Public Company Ltd, which comprised engineering, procurement, construction, transport and installation of production facilities (jacket, tripods, flare booms, topsides); pipelaying

operations were carried out by the derrick pipelay ship Castoro Otto;
- the **Weizhou Pipeline** project was completed in China on behalf of Offshore Oil Engineering Company. It comprised installation of three subsea pipelines utilising the trench barge Castoro 10;
- detail engineering and procurement activities have started on the Thai Oil project on behalf of **Thai Oil** Public Company Ltd; this EPIC-type contract comprises the construction of oil offloading facilities for the Sri Racha refinery in the Gulf of Siam. The contract comprises engineering, procurement, construction, installation and commissioning of a buoy mooring system, a subsea pipeline and associated shore facilities.

Still in the Far East, the mobilization of the project management teams marked the beginning of two new EPIC-type project awarded to the Group during the first half of 2006:
- on behalf of Chinese Petroleum Corporation, the **Taishung/Tungshiao/Tatan pipeline** project, off the Taiwanese Coast, comprising engineering, part of the procurement, pipelaying, testing and pre-commissioning for a pipeline provided by the Client;
- on behalf of PTT Public Company Ltd and Trans Thai - Malaysia (Thailand) Ltd, the **PTT – TTM New Gasline** project in Thailand, comprising engineering, transport and installation of a pipeline provided by the Client.

In West Africa, the following works were carried out:
- testing and commissioning activities were completed as part of the EPIC-type project **East Area EPC2** on behalf of Exxon Mobil in Nigeria; the project comprised engineering, procurement, construction and installation of three platforms, in addition to the laying of subsea pipelines. The project was carried out utilising the derrick pipelay vessel Saipem 3000 and the work lay barges Saibos 230 and S355;
- installation of the platform jacket was successfully completed in 2005; fabrication of the deck which will be installed in the second half of the year is progressing; and fabrication of the connecting bridge has been completed between the new platform to an existing platform. These works are part of the EPIC-type project **Amenam 2** in Nigeria on behalf of Elf Petroleum Nigeria Ltd, comprising engineering and construction of a platform and its installation utilising the 'float-over' method. The contract is being performed in joint venture with Technip-Coflexip;
- hook-up and commissioning operations are progressing on the EPIC-type project **Erha**, on behalf of Exxon Mobil, involving the engineering, procurement, construction, transport and commissioning of an FPSO installation on the Erha field in Nigeria;
- the final phase of topsides hook-up and commissioning has reached completion on the EPIC-type project **Yoho** in Nigeria, on behalf of Mobil Producing Nigeria Unlimited, involving project management, engineering, procurement, construction, transport, installation and commissioning of the Yoho platform;
- topsides installation and commissioning are progressing for the EPIC-type **Dalia** project on behalf of Total Exploration & Production Angola, in Angola, comprising engineering, procurement, construction and assembly of the topsides for the FPSO system due to operate on the Dalia field. The contract was awarded in joint venture with Technip-Coflexip, Stolt Offshore and the Korean companies Samsung HI and DSME;
- the EPIC-type **West Espoir** project has been completed on behalf of CNR International (Cote d'Ivoire) s.a.r.l in the Ivory Coast; the project comprised engineering, procurement, construction, commissioning, transport and installation of a wellhead and associated facilities, in addition to three flowlines and risers, connecting spools and trunklines;
- the first phase of pipelaying has been completed, utilising the vessel Saibos FDS, on the EPIC-type **Rosa Surf** project on behalf of Total Exploration & Production Angola, in Angola, comprising engineering, procurement, construction, installation and commissioning of subsea pipelines, umbilicals and risers at water depths of approximately 1,400 metres. These works will facilitate the tie-back of the Rosa field to the Girassol FPSO;
- installation and shallow-water pipelaying activities are progressing as part of the EPIC-type contract **AKPO** in Nigeria on behalf of Total Upstream Nigeria, comprising engineering, procurement, construction, installation and commissioning of subsea pipelines, umbilicals and risers, in addition to the construction of an oil offloading system, the installation of an FPSO mooring system and the laying of a gas pipeline between the FPSO and the Amenam AMP2 platform;
- engineering and procurement activities have started as part of an EPIC-type project for the **Awa Paloukou** facilities, in Congo, on behalf of Eni Congo SA comprising engineering, procurement, construction, transport, installation, hook-up and pre-commissioning of the platform, in addition to the

laying of an interconnecting pipeline linking the platform to the Djeno terminal;
- engineering and procurement activities have started as part of the EPIC-type contract **Marimba**, for the development of the Marimba oil field on behalf of Esso Exploration Angola Ltd, in Block 15 off the coast of Angola. The contract comprises engineering, procurement, construction and installation of subsea pipelines at depths of approximately 1,200 metres, linking the Marimba field to the existing facilities of the Kizomba A field;
- engineering and procurement activities are ongoing on the EPIC project **Block 17 Gas Gathering System** on behalf of Total Exploration & Production Angola Ltd, in Angola, comprising engineering, procurement, construction, transport and installation of a subsea pipeline, umbilical and associated facilities.

In the North Sea, Saipem carried out the following works utilising the vessel Saipem 7000:
- various structures have been installed as part of the **Buzzard Platform** project on behalf of Nexen in the British sector; the project comprises the transport and installation of three jackets, two decks, a wellhead deck and two connecting gangways;
- umbilicals and the production modules have been installed as part of the **Buzzard Sealine** project on behalf of Nexen in the British sector; the project comprises the construction of subsea structures for a twin pipeline system.

Again in the North Sea, Saipem continued preparatory works for installation and various other operations, for which will the vessel Saipem 7000 will be utilised, on the following projects:
- the **Frigg and MCP-01 Decommissioning** project on behalf of AKOP (Aker Kvaerner Offshore Partners), comprising the removal and transport of a jacket and seven platforms on the Frigg and MCP-01 gas field, in the North Sea;
- the **Ormen Lange** project on behalf of Norsk Hydro in the Norwegian sector of the North Sea, comprising transport and installation of two subsea pipelines at depths of approximately 900 metres.

In the North Sea, utilising the vessel Castoro Sei, preparatory activities are ongoing to start the laying of a pipeline as part of the **Gas Unie** project on behalf of BBL Company (a partnership between Gasunie, E.ON Ruhrgas and Fluxys), comprising the laying of a pipeline to transport gas from Balgzand in Holland to Bacton in Great Britain.

Moreover, operations are also ongoing on the following projects:
- the **Tweedsmuir** project on behalf of Talisman Energy UK, in the British sector of the North Sea, comprising the laying of a pipeline and a pipe-in-pipe flowline for a piggy-backed gas pipeline. Installation will take place in the second half of the year utilising Castoro Sei;
- **Columba E Water Injection**, on behalf of Canadian Natural Resources, in the British sector of the North Sea, comprising installation, trenching and tie-in of an umbilical connecting the Columba E well to the topsides on the Ninian South platform.

On behalf of A.I.O.C. (Azerbaijan International Operating Company), activities involving the construction, transport and installation of various structures continued as part of the development of the **Azeri-Chirag-Gunashli** field, comprising three separate contracts and involving the construction of six jackets, three templates and piles in addition to transport and installation of five drilling templates, four drilling platforms and two production platforms.

In Kazakhstan, on behalf of Agip KCO, as part of the programme for the development of the Kashagan field in the Kazakh waters of the Caspian Sea, the following activities were carried out:
- engineering and procurement activities as well as onshore pipelaying operations have progressed as part of the **Kashagan Trunkline and Production Flowlines** project. Simultaneously, preparatory vessels activities have been completed for offshore pipelaying operations. The contract comprises engineering, procurement of materials, coating, laying and commissioning of pipelines, fibreoptic cables and umbilicals. The pipe is to be supplied by the client;
- engineering, procurement and preparation of the Construction Barge Ersai 1 have reached completion as part of the **Kashagan Piles and Flares** project. Construction of the piles has also been completed, whilst mooring structures have already been loaded onto the construction barge, which, together with the other support vessels, is now ready to demobilise. The contract comprises construction, assembly, transport and installation of piles and flares in addition to sixteen barges to accommodate plant modules; the scope of works also includes the procurement, fabrication and installation of associated mooring and protection structures.

On behalf of Dolphin Energy Ltd, the EPIC-type **Dolphin**

project in Qatar is in an advanced stage of completion. It comprises engineering, procurement, transport and installation of a gas export pipeline linking Ras Laffan to the onshore terminal of Taweelah (UAE), all associated facilities at Taweelah and two subsea pipelines connecting the platform wellheads to the onshore terminal at Ras Laffan. The export pipeline was laid utilising the pipelay vessel Castoro Sei, whilst the sealine is being laid by the derrick lay barge Castoro II.

On behalf of Exxon Mobil Canada, activities are progressing on the EPIC-type **Sable Compression Platform** project in Canada, comprising engineering, procurement, construction and installation of a compression platform and associated facilities. Installation was carried out during the fist half of the year utilising the vessel Saipem 7000. The contract is being carried out in partnership with Daewoo Shipbuilding and Marine Engineering.

On behalf of Pemex Exploracion y Produccion, preparatory activities have started on the Ku-Maloob-Zaap project, comprising the transport and installation of six platforms as part of the development of the Ku-Maloob-Zaap oil field in Campeche Bay, Mexico;

FPSO - Firenze Produção De Petróleo Lda

The FPSO – Firenze carried out production operations on the Aquila 2 and 3 wells, in the southern part of the Adriatic Sea (Italy) until the beginning of April, when it suspended operations to undergo maintenance works.

FPSO - Mystras Produção De Petróleo Lda

The FPSO Mystras operated continuously throughout the first half of the year in Nigeria on the Okono/Okpoho fields, at depths ranging from 60 to 130 metres.

Moreover, during the first half of 2006, maintenance operations progressed on behalf of Eni Exploration & Production on their oil and gas production plants in Italy.

Offshore fleet at 30th June 2006

Saipem 7000	Semi-submersible Pipelay and D.P. Derrick vessel capable of lifting structures of up to 14,000 tons and of "J-laying" pipelines at depths of up to 3,000 metres.
Saibos FDS	Multi-purpose mono-hull dynamically positioned crane and pipelay (J-lay) vessel utilised for the development of deepwater fields at depths of up to 2,100 metres, capable of launching 22" diameter pipe in "J-lay" configuration and lifting structures of up to 600 tons.
Castoro Sei	Semi-submersible pipelay vessel capable of laying large diameter pipe at depths of up to 1,000 metres.
Castoro Otto	Mono-hull derrick pipelay ship capable of laying pipes of up to 60" diameter and lifting structures of up to 2,200 tons.
Saipem 3000	Mono-hull, self-propelled D.P. derrick crane ship, capable of laying flexible pipes and umbilicals in deep waters and lifting structures of up to 2,200 tons.
Bar Protector	Dynamically positioned dive support vessel used for deep-water diving operations and works on platforms.
Semac1 (Bar 420)	Semi-submersible pipelay vessel capable of laying large diameter pipes in deep waters.
Castoro II	Derrick lay barge capable of laying pipe of up to 60" diameter and lifting structures of up to 1,000 tons.
Castoro 10	Trench barge capable of burying pipes of up to 60" diameter and laying pipes in shallow waters.
Castoro 12	Shallow-water pipelay barge, capable of laying pipe up to 40" diameter in waters of up to 1.4 metres.
Bos 355	Derrick lay barge capable of laying pipe up to 45" diameter and lifting structures of up to 600 tons.
Crawler	Derrick lay barge capable of laying pipe up to 60" diameter and lifting structures of up to 540 tons.
Saipem Trenching Barge	Post-trenching and back-filling barge for up to 40" diameter pipes in ultra-shallow waters (1.4 metres).
Saibos 230	Work barge equipped with a mobile crane for piling, marine terminals and fixed platforms.
Ersai 1	Technical pontoon equipped with two crawler cranes, capable of carrying out installations whilst grounded on the seabed. The lifting capacity of the two crawler cranes is 300 and 1,600 tons.
Castoro XI	Heavy-duty cargo barge.
Castoro 9	Cargo barge, for structures of up to 5,000 tons.
S42	Cargo barge, for structures of up to 8,000 tons.
S44	Launch cargo barge, for structures of up to 30,000 tons.
S45	Launch cargo barge, for structures of up to 20,000 tons.
Bos 600	Launch cargo barge, for structures of up to 30,000 tons.
Saibos 103	Lightweight cargo barge.

Onshore

year 2005		First half 2005	2006
	pipeline laid (km)		
1,005	- Abroad	414	516
1,005	**Total km**	**414**	**516**
	industrial plant (tons)		
7,112	- Abroad	3,585	3,168
7,112	**Total tons**	**3,585**	**3,168**

The Onshore Business Unit includes the former Onshore Construction, LNG and the onshore part of MMO business unit.

General overview

The Group's strengths in the Onshore sector are its construction capabilities combined with its engineering and project management skills, which allow the Group to focus on challenging projects such as the laying of large diameter pipelines and the construction of upstream plants in difficult environments. Following the acquisition of Snamprogetti, a world-leading engineering and construction company, active in the international market for the design and execution of large-scale onshore plants for the production and treatment of hydrocarbons and the monetization of natural gas, Saipem will have a position of primacy at the high end of the market for the provision of Engineering, Procurement, Project Management and Construction services for the Oil & Gas Industry, with a strong bias towards especially challenging activities in deep waters and remote areas, with significant technological competence.

The regions in which the Group has a long-term presence and operates consistently are the Arabian Peninsula, Nigeria, Russia and Algeria. The Group is also engaged in Kazakhstan, where it operates in joint venture with another international contractor. Moreover, the Group operates in Oman and France. In addition to the parent company (individually or in association with other international operators) and Snamprogetti and its associated companies, the following subsidiaries carry out onshore construction activities: Saipem s.a. and its direct subsidiaries Saipem Contracting Algeria, Sofresid Engineering, SIPS and associated companies Starstroi and Lipardiz Construçao de Estruturas Maritimas.
Saipem Contracting Nigeria, Saudi Arabian Saipem and Katran-K also operate in this sector.
Over the last few years, the Saipem Group has strengthened its presence in the LNG sector. Operations are mostly carried out by Saipem s.a., which operates through its controlled companies: Technigaz, a world leader in EPC projects, Guangdon Contractor, Hazira Cryogenic Engineering and Construction Management and Hazira Marine Engineering and Construction Management; and through its associated companies GTT (Gaz Transport et Technigaz), leader, with Moss Maritime, in the LNG transport segment thanks to innovative and highly-advanced technology, Societé pour la realisation du Port de Tanger Méditerranée, Servicios De Construcciones Caucedo, Saimexicana and

Saigut. Also operational in this sector are Saipem SpA and Saipem America Inc.
Operational activities are focused mainly in the Mediterranean Sea, in addition to two particularly challenging and demanding projects currently underway in India and China.
Additionally, two new projects are beginning in the United States and Mexico.
The Saipem Group has also recently started operating in the maintenance sector, which completes the range of services offered to oil companies. In this sector, Saipem s.a. currently provides services mainly in Western Europe and Russia, in petrochemical plants and refineries, and in West Africa in upstream oil infrastructure. Operations are carried out through the companies Camom, Tecnoprojecto Internacional Projectos e Realizaçoes Industriais and Petromar.

Market overview

In the Onshore sector, the upstream and midstream segments recorded a positive trend both for the installation of medium-size turnkey plants and pipelaying, thanks to high spending by major international and national oil companies, which affected not only traditional oil production areas, such as North Africa, West Africa and the Middle East (Saudi Arabia in particular), but also frontier areas like the Island of Sakhalin.
The LNG sector is experiencing a rapid acceleration in the construction of liquefaction capacity, which grew by approximately one fifth versus the previous semester. This should ensure the real increase in LNG availability, even discounting operational problems encountered during the start-up phase of plants.
During the first half of 2006, the regassification segment continued to grow strongly, bearing out the trend of 2005, underpinned in particular by strong European demand, whose regassification capacity has grown mostly in Spain, but also in France, the UK and Belgium. Operations in North America remain strong, both in the construction of new plants and the expansion of existing ones. In Asia Pacific, new plants are under construction in China and India.

New contracts

The most important contracts awarded to the Group during the first half of the year include:

- on behalf of Saudi Aramco, an EPC contract for the Khursaniyah project, in Saudi Arabia, comprising engineering, procurement and construction of a gas-oil separation plant. The contract includes the construction of two gas-oil separation trains in addition to a series of production infrastructure facilities;
- on behalf of Shell Petroleum Development Company of Nigeria, an EPC contract for the Gbaran project, in Nigeria, comprising engineering, procurement and laying of pipelines, flowlines and composite fibre optic and high voltage electrical cables. The contract was won in consortium with Desicon Engineering Ltd;
- on behalf of Canaport Lng, an EPC contract for the Canaport project, in Canada, comprising design, engineering, construction and commissioning of a regassification terminal, inclusive of auxiliary facilities for gas offloading, pumping, vaporisation and transmission, in addition to two storage tanks. The contract was won in consortium with the Canadian company SNC - Lavalin;
- on behalf of Shell Petroleum Development Company of Nigeria, an EPC contract for the Gbaran Logistic Base, in Nigeria, comprising engineering, procurement, construction and commissioning of the logistics base for the Gbaran field. The contract was won in consortium with Desicon Engineering Ltd;
- on behalf of NAOC, in Nigeria, the EPC project OB/OB revamping, comprising engineering, procurement, break-up, disassembly, construction and commissioning of existing and new facilities at the Obiafu/Obrikom gas treatment plant. The contract was won in consortium with Desicon Engineering Ltd;
- on behalf of Saudi Aramco, an EPC contract for the Khurais pipeline, in Saudi Arabia, comprising engineering, procurement, construction and commissioning of a pipeline;
- on behalf of Saudi Aramco, an EPC contract for the Ghawar pipeline, in Saudi Arabia, comprising engineering, procurement, construction and commissioning of a pipeline.

Capital expenditure

Capital expenditure in the Onshore sector focused mainly on the acquisition and upgrading of plant and equipment necessary for the execution of the Sakhalin II project in Russia and the purchase of a barge for operations in the swampy regions of West Africa.
Moreover, preparatory activities have started on machinery and equipment required to carry out projects awarded to the Group during the period.

Work performed

Onshore activities during the first half of the year comprised the laying of 516 km of pipe of various diameters and installation of 3,168 tons of equipment. The most important works are detailed below by geographical area.

In Saudi Arabia, on behalf of Saudi Aramco:

- activities are ongoing on the **EWG-1** project, for the oil to gas conversion of the East-West pipeline which will service the industrial area of Yanbu. The project comprises operations to purge the pipeline of oil, and the construction, installation and commissioning of new sections of pipeline and associated infrastructure;
- preparatory activities were launched for two EPC projects, **Khurais** and **Ghawar**, in Saudi Arabia, both comprising engineering, procurement, construction and commissioning of a pipeline.

Also in Saudi Arabia, on behalf of Jubail Chemical Industries, the **Jana** project was completed. It comprised engineering and project management activities for a plant.

In Nigeria, on behalf of NAOC:

- client support activities have been carried out on the **Okpai Power Plant** project, which comprised civil, mechanical and electro-instrumentation works as well as the construction of a combined-cycle power generation plant;
- the EPC-type **GTS – 4** project was completed. It comprised engineering, procurement and construction of a pipeline linking Rumuji (30 km north-east of Port Harcourt) to the N-LNG terminal on Bonny island. The pipeline crosses the Niger delta.

Also in Nigeria:

- on behalf of Shell Petroleum Development Company of Nigeria Ltd, the construction phase is progressing on the **Soku Debottlenecking** project, whose scope of works comprises engineering, procurement and construction of a pipeline;
- on behalf of Nigerian Lng in Nigeria, the **GTS 2/4 Slug Catcher** project is progressing, comprising the construction of a slug catcher and a pressure control unit, in addition to inspection and testing of the plant on Bonny Island. The contract was awarded in consortium with Valland International Nigeria Ltd.

In Algeria, on behalf of Sonatrach/Sonelgaz, the EPC project **Berrouaghia** for the construction of a gas-fired power station is ongoing.

In Morocco, on behalf of ASTM (Agence Spéciale Tanger Méditerranée), activities are ongoing on the **Tanger Port** project, involving excavation and redevelopment works in the port of Tangiers. Works relating to phase 1 of the project have almost reached completion and phase 2 has started.

In France:

- construction activities are progressing as part of the **OSBL** project, on behalf of TotalFinaElf, comprising engineering, procurement, construction and commissioning of a refinery;
- on behalf of Gaz de France, construction of the terminal is progressing as part of the **Fos Cavaou** project, comprising engineering, procurement and construction of all facilities for a regassification terminal, including three storage tanks and maritime works.

In Belgium, activities have continued on the **Zeebrugge** project, comprising engineering, procurement and construction of facilities for the extension of a regassification terminal, including a storage tank and regassification structures.

In the Principality of Monaco, the installation phase is progressing for the **Monaco Port** project entailing the construction of various large structures to be installed in the port of Monaco.

In Russia, installation activities for the **Sakhalin II** project on behalf of Sakhalin Energy Ltd are ongoing. The project comprises offshore and onshore pipelay operations and installation of compression and pumping stations, in addition to a terminal.

In China, on behalf of the consortium CNOOC/BP and other Chinese partners, the construction of a regassification terminal has continued as part of the **Guangdong** project.

In Canada, on behalf of Canaport Lng, operations have started on the EPC-type **Canaport** project, comprising design, engineering, construction and commissioning of a regassification terminal, inclusive of auxiliary facilities for gas offloading, pumping, vaporisation and transmission, in addition to two storage tanks. The contract is being carried out in consortium with the Canadian company SNC – Lavalin.

In the USA, operations relating to the **Freeport** project

are progressing on behalf of Freeport LNG Development L.P.; the project comprises engineering and procurement of tanks for an LNG regassification terminal on the Quintana island in Texas.

In Mexico, installation is underway on the **Costa Azul** project on behalf of BVT LNG, comprising the construction of infrastructure for the mooring and dry-docking of tankers.

In the first half of 2006, plant maintenance activities have progressed in Europe and in West Africa on behalf of TotalFinaElf. In Russia and Kazakhstan, activities on behalf of Caspian Pipeline Consortium are continuing and maintenance activities are also progressing on the Sakhalin project on behalf of SEIC.

During the second quarter, Snamprogetti SpA, through its subsidiaries has carried out the following works:
in Saudi Arabia on behalf of Saudi Aramco, activities on the following EPC-type projects:

- **Khursaniyah**, comprising engineering, procurement and construction of a gas-oil separation plant. The contract, originally on a reimbursable basis and converted into a turnkey project during the second quarter, includes the construction of two gas-oil separation trains in addition to a series of production infrastructure facilities;
- **Qurayyah Seawater Treatment Plant**, comprising the expansion of the plant and injection of seawater into the oil fields to support oil production operations. The contract is on a reimbursable basis but is to be converted into a turnkey project at a later stage;
- **Khurais Utilities and WIPS**, is part of the programme for the realisation of the Khurais complex. The contract is on a reimbursable basis but is to be converted into a turnkey project at a later stage;
- **Hawiyah**, comprising the construction of a gas treatment plant, which feeds an LNG recovery unit.

In Nigeria, on behalf of Chevron-Texaco, works were carried out on the EPC-type project **Escravos**. The Plant will comprise two parallel trains and will utilise Haldor Topsøe technology for the reforming units and Sasol technology for the synthesis units; the contract is being carried out by a 50-50 joint venture with the American company KBR.

In Morocco, works have started on the EPC-type project for the expansion of the **Samir** refinery, which comprises the construction of a vacuum unit, a hydrocracking and a hydrotreating unit, in addition to sulphur recovery, amine regeneration, sour water stripper units and the development of existing refinery utilities. The contract is being carried out in consortium with the Turkish company Tekfen.

In Canada, works are progressing on the EPC-type project **Horizon Oil Sands**, on behalf of Canadian Natural Resources, comprising the construction of three hydro-treatment lines; the plant is part of a complex that produces synthetic oil from bitumen obtained from Canadian oil sands. The contract is carried out in consortium with the Canadian company SNC – Lavalin.

Offshore Drilling

Year 2005		First half 2005	2006
	metres drilled		
113,786	- Abroad	48,023	59,592
113,786	**Total**	**48,023**	**59,592**
	wells drilled		
67	- Abroad	24	41
67	**Total**	**24**	**41**

General overview

During the first half of 2006, the Group operated in the Offshore Drilling sector in West and North Africa, the Persian Gulf, Norway, Peru and India. Amongst the Group's fleet, the following vessels are of particular interest: Saipem 10000, capable of working at depths of up to 3,000 metres using its dynamic positioning system; Scarabeo 7, a semi-submersible vessel capable of operating at depths of up to 1,500 metres and Scarabeo 5, a fourth generation semi-submersible vessel, capable of working at depths of over 1,800 metres and drilling to a depth of 9,000 metres. Besides Saipem SpA, other Group companies operating in this sector are: Saipem Nigeria, with headquarters in Lagos, presiding over the strategic area of West Africa; Petrex SA, operating in South America; Saudi Arabian Saipem Ltd., operating in the Persian Gulf; and Saipem (Portugal) Comércio Marítimo Lda, which manages all drillships, apart from Scarabeo 5, managed directly by Saipem SpA Also active in this sector is Sonsub Ltd, supporting operations by providing its remotely operated vehicles (ROVs).

Market overview

The Offshore Drilling market has been buoyant since 2004, thanks to ever-growing demand, causing utilisation rates to approach full capacity and strong increases in day-rates. The rise in demand has accelerated briskly during the semester, causing utilisation to almost reach 100% across all vessel categories, from the most technologically advanced drillships to the more conventional jack-ups. Utilisation is so high that drilling programmes set by oil companies have had to be postponed, cancelled or slotted around vessel availability rather than client requirements. Furthermore, due to the lack of supply, very often vessels with higher technical specifications than required are used.
Also geographically, utilisation is at maximum levels in every region: during the semester, a particularly strong rise was recorded in Asia Pacific, with jack-up rates increasing very rapidly towards the levels of the North Sea.
As for semi-submersibles and drillships, strong rises in day-rates were recorded in West Africa.
In the Gulf of Mexico and Central and South America utilisation rates grew due to drilling vessels being reassigned to other areas rather than to an increase in local demand.

New contracts

The most significant contracts awarded during the period include:

- on behalf of Statoil, the forty-nine-month charter of the semi-submersible platform Scarabeo 5 in Norway;
- on behalf of Eni E&P, the three-year charter of the semi-submersible platform Scarabeo 7 in Indonesia;
- on behalf of Addax Petroleum, the 27-month charter of the semi-submersible platform Scarabeo 3 in Nigeria;
- on behalf of Petrobel, the three-year extension to the lease of the jack-up Perro Negro 4 in Egypt.

Capital expenditure

The most significant items of capital expenditure within the Offshore Drilling sector were:

- upgrade works to the jack-up Perro Negro 4 to enable it to carry out a project in Egypt on behalf of Petrobel;
- investments made on the fleet, to ensure compliance with international regulations and to customise vessels to client-specific requirements.

Work performed

Activities in the first half of 2006 consisted of the drilling of 41 wells, totalling approximately 59,592 metres drilled.

The deep-water drillship **Saipem 10000** continued operations on behalf of Total Exploration & Production Angola, as part of a two-year contract.

The semi-submersible platform **Scarabeo 3** performed drilling operations off the Nigerian coast on behalf of Addax, as part of a contract that has been extended until April 2008.

The semi-submersible platform **Scarabeo 4** continued operations in Egypt on behalf of IEOC, as part of a one-year contract.

The semi-submersible platform **Scarabeo 5** continued to carry out HP/HT (high pressure /high temperature) operations in Norwegian waters on behalf of Statoil, as part of a contract that was extended, during the semester, until December 2010.

The semi-submersible platform **Scarabeo 6** continued drilling operations in Egypt as part of a two-year contract on behalf of Burullus Gas Company.

The semi-submersible platform **Scarabeo 7** continued operations on the Erha field in Nigeria, as part of a three-year contract on behalf of Exxon Mobil Nigeria.

The jack-up **Perro Negro 2** continued drilling activities in the Persian Gulf on behalf of Saudi Aramco.

The jack-up **Perro Negro 3** continued to perform drilling and workover operations on behalf of GSPC (Gujarat State Petroleum Company), as part of a contract due to end in June 2007.

The jack-up **Perro Negro 4** underwent preparatory works during the whole semester, in readiness for a new three-year contract to be carried out in Egypt on behalf of Petrobel.

The jack-up **Perro Negro 5** continued operations as part of a three-year contract in Saudi Arabia on behalf of Saudi Aramco.

The self-lift platform **Shahid Rajaie**, owned by NIDC (National Iranian Drilling Contractor) but managed by Saipem, continued drilling operations in Iranian waters on behalf of Eni Iran B.V. until the end of May.

The **package 5820** installation continued operations on behalf of Compagnie des Pétroles Total sa, as part of a one-year contract, with two options for a further year each, in Libyan waters.

In Congo, workover and maintenance works continued on the fixed platforms owned by Eni Congo S.A.

In Peru, two rigs were leased on behalf of Petrotech and performed 80 workover and pulling operations.

Utilisation of vessels

Utilisation of vessels was as follows:

Asset	Days under contract
Semi-submersible platform Scarabeo 3	181
Semi-submersible platform Scarabeo 4	181
Semi-submersible platform Scarabeo 5 (*)	166 a
Semi-submersible platform Scarabeo 6	170 a
Semi-submersible platform Scarabeo 7	181
Drill-ship Saipem 10000	181
Jack-up Perro Negro 2	181
Jack-up Perro Negro 3	181
Jack-up Perro Negro 4	- b
Jack-up Perro Negro 5	181

(*) Leased by Saipem SpA

a = for the remaining days (to 181), the vessel underwent class reinstatement works.
b = during the whole period, the vessel underwent upgrading works in readiness for a new contract.

Onshore Drilling

Year 2005		First half 2005	First half 2006
	metres drilled		
4,671	- Italy	–	393
543,282	- Abroad	270,750	284,730
547,953	**Total mt**	**270,750**	**285,123**
	wells drilled		
1	- Italy	–	4
212	- Abroad	106	102
213	**Total**	**106**	**106**

General overview

In the Onshore Drilling sector, the Group operates in Italy, Algeria, Egypt, Nigeria, Saudi Arabia, Georgia, Kazakhstan, Turkmenistan, Peru and Venezuela through the parent company as well as Saipem Nigeria, Petrex S.A., Saudi Arabian Saipem, Sadco (an Indian company jointly owned and managed with the Indian company Aban Drilling Co.) and SaiPar (jointly owned and managed with Parker Drilling Co. operating in Kazakhstan).

Market overview

In the first half of 2006, the Onshore Drilling sector experienced sustained growth across all main geographical areas; global spending increased at a pace comparable to that of the Offshore Drilling sector.
In Central and South America, despite a slow-down as opposed to the strong growth of recent years, operations continued to increase at a sustained pace. A similar rise is occurring both in Africa and Asia Pacific. The highest increases, far exceeding the global average, were in the United States and in the Middle East, where Saudi Arabia plays a role of primary importance, driving the spending for the entire region.
Activities in Europe are also on the rise, although this remains structurally very limited.

New contracts

The most significant contracts awarded to the Group include:

- on behalf of ENIREPSA, the charter of a rig in Saudi Arabia, due to perform the drilling of four wells, plus the option of a further two wells; the duration of this contract is estimated at approximately two years;
- on behalf of Sonatrach, the twelve-month charter of an installation in Algeria;
- on behalf of Agip Oil Ecuador, the six-month charter of a rig in Ecuador;
- on behalf of PDVSA, the seventeen-month charter of a rig in Venezuela.

Capital expenditure

Capital expenditure in the Onshore Drilling sector related to upgrading and improvement works on rigs and installations, necessary to ensure continuous operational efficiency.

Work performed

Activities comprised the drilling of 106 wells, totalling approximately 285,123 metres drilled.

In **Italy**, onshore drilling operations were performed on behalf of Eni Exploration & Production, utilising two deep-reach drilling rigs.
In particular:
- one deep-reach drilling rig continued workover operations in the Novara area;
- one deep-reach drilling rig completed workover operations in the province of Caltanissetta, Sicily on behalf of Enimed and is moving to another location also in Sicily.

Eight rigs have been operating in **Saudi Arabia** as part of a three-year contract with an option of an additional year on behalf of Saudi Aramco. Another rig is currently being transferred from Italy to Saudi Arabia, where, in the second half of 2006, it will start drilling operations on behalf of Enirepsa as part of a three-year contract.

In **Algeria**, a medium-reach drilling rig continued operations on behalf of First Calgary Petroleum as part of a one-year contract; two medium-reach rigs have respectively started and continued performing works on behalf of Burlington Resources and Groupement Sonatrach-Agip; two medium/deep-reach drilling rigs continued operations as part of one-year contracts on behalf of Gulf Keystone and Repsol.

In **Egypt**, an innovative installation continued drilling operations on behalf of Agiba, as part of an eighteen-month contract.

In **South America**, the following activities were carried out:
- a deep-reach drilling rig drilled three wells on behalf of Pluspetrol in the area of Teniente Lopez (Peru);
- a drilling rig drilled an exploration well on behalf of Pluspetrol in Block 8 of the Amazon Forest (Peru);
- a rig performed drilling operations on nineteen wells on behalf of Petrobras Peru in the Talara area (Peru);
- a drilling rig drilled a two exploration wells on behalf of Repsol YPF in the Amazon Forest area (Peru);
- three rigs drilled fifteen exploration wells on behalf of PDVSA in the Bare area (Venezuela);
- a rig completed heavy workover operations on behalf of Repsol YPF in the Barinas area (Venezuela) and subsequently started drilling works on behalf of Pluspetrol in the Tiznado & Barbacoas area (Venezuela);
- a new-concept hydraulic installation drilled ten exploration wells on behalf of Eni Dación BV and on behalf of PDVSA in the Dación area (Venezuela).

With regard to onshore workover and pulling operations, the following activities were performed:
- 29 pulling and workover operations were carried out in the Trompetero area (Peru) on behalf of Pluspetrol;
- a total of 25 pulling and workover operations were carried out in the area of Teniente Lopez (Peru) on behalf of Pluspetrol;
- 312 pulling and workover operations were carried out in the Talara area (Peru) on behalf of Petrobras Peru.

In **Kazakhstan**, workover operations continued on behalf of Karachaganak Petroleum Operating (K.P.O.) in the province of Uralsk. In the first half of 2006, three rigs were utilised: one chartered from the local company Kazburgas and two owned by the US company Parker.
One medium/deep-reach rig continued drilling operations in the Uralsk province on behalf of Zhaikmunai LLP as part of a one-year contract.

Also, procurement and preparatory activities have begun on the "D" Island project on behalf of Agip KCO, comprising drilling operations lasting approximately five years in Block D of the Kashagan field, to be carried out utilising two rigs owned by the client.

In **Turkmenistan**, a deep-reach rig continued drilling operations on behalf of Burren Oil as part of a one-year contract.

In **Georgia**, a medium/deep-reach rig continued drilling operations on behalf of Ninotsminda Oil Company Georgia as part of a contract for the drilling of a well (estimated to take four months) plus the option of two further wells.

Utilisation of equipment

Onshore drilling activities resulted in an average rig utilisation of 92% (91% in the fist half of 2005). The geographical breakdown is as follows: 13 rigs operated in Peru, 8 in Saudi Arabia, 5 in Venezuela, 2 in Italy, 5 in Algeria, 1 in Egypt, 2 in Kazakhstan, 1 in Georgia, 1 in Ecuador and 1 in Turkmenistan.

Additionally, five third-party rigs have been operating in Peru and three third-party rigs operated in joint venture with SaiPar in Kazakhstan.

Finally, operations on 1 rig have been carried out jointly with third parties in Kazakhstan.

Financial and economic results

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

RESULTS OF OPERATIONS

Saipem Group - Reclassified income statement (million €)

Year 2005		First half 2005	2006 Saipem "stand alone"	2006 Snamprogetti 2nd Quarter	2006 Effects of acquisition	2006 Saipem consolidated	Var. %
4,528	**Operating revenues**	**2,119**	**2,374**	**721**	**-**	**3,095**	**46.1**
11	Other revenues and income	3	4	-	-	4	
(3,156)	Purchases, services and other costs	(1,493)	(1,623)	(607)	1	(2,229)	
(819)	Payroll and related costs	(381)	(439)	(85)	1	(523)	
564	**GROSS OPERATING PROFIT**	**248**	**316**	**29**	**2**	**347**	**39.9**
(199)	Amortisation, depreciation and write-downs	(94)	(97)	(6)	-	(103)	
365	**OPERATING PROFIT**	**154**	**219**	**23**	**2**	**244**	**58.4**
(54)	Financial expenses	(26)	(29)	(4)	(7)	(40)	
24	Income from investments	12	17	7	-	24	
335	**PROFIT BEFORE INCOME TAXES**	**140**	**207**	**26**	**(5)**	**228**	**62.9**
(76)	Income taxes	(30)	(53)	(13)	2	(64)	
259	**NET PROFIT BEFORE MINORITY INTEREST**	**110**	**154**	**13**	**(3)**	**164**	**49.1**
(4)	Minority interest	(2)	(2)	-	-	(2)	
255	**NET PROFIT**	**108**	**152**	**13**	**(3)**	**162**	**50.0**

Saipem "stand alone"

Operating revenues for the first half of 2006 amounted to 2,374 million euros, an increase of 255 million euros versus those of the same period 2005, mainly due to greater volumes generated in the Onshore and Offshore sectors.

Gross operating profit amounted to 316 million euros, a 27.4% increase versus the first half of 2005.

Depreciation and amortisation of tangible and intangible assets amounted to 97 million euros.

Operating profit for the fist half of 2006 stood at 219 million euros, a 65 million euros increase versus the same period 2005, as analysed hereafter under the various business units.

Information pertaining to Snamprogetti are provided under the Onshore business unit.

Saipem consolidated

Net financial expenses increased by 14 million euros versus the first half of 2005, due mainly to higher interest rates and greater average debt associated with the acquisition of Snamprogetti (as highlighted under the column "effects of acquisition") in addition to the distribution of dividends.

Income from investments amounted to 24 million euros, an increase of 12 million euros over the same period the previous year.

Profit before income taxes stood at 228 million euros, a 62.9% increase versus the first half of 2005.

Taxes amounted to 64 million euros, an increase of 34 million euros versus the same period the previous year, due to an increase in taxable income and a tax rate rising from 21% in 2005 to 28% in 2006.

Net income reached 162 million euros, an increase of 50% versus the first half of 2005.

Operating income and costs by destination (million €)

Year 2005		First half 2005	2006 Saipem "stand alone"	2006 Snamprogetti 2nd Quarter	2006 Effects of acquisition	2006 Saipem consolidated	Var. %
4,528	**Operating revenues**	**2,119**	**2,374**	**721**	**-**	**3,095**	**46.1**
(3,914)	Production costs	(1,850)	(2,018)	(668)	1	(2,685)	
(57)	Idle costs	(19)	(29)	(2)	-	(31)	
(62)	Selling expenses	(34)	(39)	(8)	-	(47)	
(7)	Research and development costs	(3)	(4)	(4)	-	(8)	
(3)	Other operating income, net	1	-	-	-	-	
485	**Contribution from operations**	**214**	**284**	**39**	**1**	**324**	**51.4**
(120)	General and administrative expenses	(60)	(65)	(16)	1	(80)	
365	**Operating profit**	**154**	**219**	**23**	**2**	**244**	**58.4**

In the first half of 2006, the Saipem Group stand alone achieved **operating revenues** of 2,374 million euros, an increase of 255 million euros versus the same period in the previous year.

Production costs, which include direct costs of sales and depreciation of vessels and equipment, amounted to 2,018 million euros (1,850 million euros in the first half of 2005), an increase of 9.1%, in line with the increase in operations.

Idle/downtime costs rose by 10 million euros, mainly due to reduced utilisation required by contracts under execution.

Selling expenses of 39 million euros show a 5 million euros increase versus the same period previous year, mainly due to the positive trend experienced by all reference markets.

Research and development costs increased by 1 million euros.

Contribution from operations increased by 32,7%, reaching 284 million euros, with profit levels at 12%, versus 10.1% in the first half of 2005.

General and administrative expenses amounted to 65 million euros, an increase of 5 million euros versus the same period 2005, due mainly to the full-scale operations of the Sarbanes Oxley Act project and the acceleration of the implementation of the integrated SAP package in Kazakhstan.

Analysis by business sector

Offshore (*)

(million €)

year 2005		First half 2005	2006
2,795	Operating revenues	1,340	1,438
(2,458)	Expenses	(1,193)	(1,265)
(96)	Depreciation and amortisation	(50)	(43)
241	Operating profit	97	130

(*) the Offshore Business Unit includes the former Offshore Construction, Leased FPSO and the offshore part of MMO. Figures for the corresponding periods 2005 have now been reclassified accordingly. Data and information for the Offshore Business Unit have not been affected by the acquisition of Snamprogetti.

Operating revenues in the first half of 2006 amounted to 1,438 million euros, a 7.3% increase, versus the same period 2005, due mainly to higher levels of activity in Kazakhstan and Azerbaijan.

Selling expenses, amounting to 1,265 million euros, increased by 6% in line with the rise in volumes during the semester.

Depreciation and amortisation decreased by 7 million euros versus the same period 2005, following the conclusion of projects that had required project-specific equipment.

Operating profit in the first half of 2006 amounted to 130 million euros, equal to 9% of revenues, versus 97 million euros, equal to 7.2% of revenues in the same period 2005. This increase in margin is attributed to improved contractual conditions and higher operational efficiency.

Onshore (*)

(million €)

Year 2005		First half 2005	2006 Saipem "stand alone"	2006 Snamprogetti 2nd Quarter	2006 Saipem consolidated
1,221	Operating revenues	546	645	721	1,366
(1,137)	Expenses	(508)	(593)	(691)	(1,284)
(35)	Depreciation and amortisation	(14)	(19)	(6)	(25)
49	Operating profit	24	(**) 33	(***) 24	57

(*) the Onshore Business Unit includes the former Onshore Construction, LNG and the onshore part of MMO. Figures for the corresponding periods 2005 have now been reclassified accordingly. Data and information for the Onshore Business Unit have been affected by the acquisition of Snamprogetti, whose income statement has been consolidated from 1st April 2006.

(**) includes 1 million euros of cost synergies resulting from the acquisition of Snamprogetti.

(***) includes 1 million euros of cost synergies net of the application of the loss indemnity provision agreed with Eni as part of the Snamprogetti purchase agreement.

Saipem "stand alone"

Operating revenues in the first half of 2006 amounted to 645 million euros, an 18.1% increase versus the same period 2005, due to higher levels of activity on the Sakhalin project in Russia and the full-scale activity on projects in Nigeria, Mexico and Canada.

The rise in volumes resulted in selling expenses increasing by 16.7%. Moreover, depreciation and amortisation grew by 5 million euros due to the increased amortisation of equipment dedicated to ongoing projects.

Operating profit in the first half of 2006 amounted to 33 million euros, versus 24 million euros in the first half of 2005, with margins rising from 4.4% to 5.1%. This increase in margin is attributed to improved operational efficiency and contractual rates.

Snamprogetti

Revenues generated by Snamprogetti during the second quarter 2006 amounted to 721 million euros, largely related to projects under execution in the Middle East and Italy.

Operating profit totalled 24 million euros, with a margin of 3.3%.

Snamprogetti revenues for the quarter include proceeds from the Escravos project on behalf of Chevron Texaco amounting to 44 million euros. This project, awarded during the first quarter 2005 to a joint venture between Snamprogetti and the American company KBR (a subsidiary of Halliburton), comprises engineering, procurement and construction of a GTL (Gas-to-Liquids) plant in the Niger Delta, approximately 100 kilometres south-east of Lagos.

Delays in obtaining access to the construction site and the substantial number of changes to the scope of work are expected to delay execution of this project, with a consequent increase in completion costs.

Negotiations are ongoing between the joint venture and the client to evaluate the financial impact and the consequent review of contractual terms.

In the second quarter, Snamprogetti has made a provision for estimated future losses on this project amounting to 58 million euros. This provision does not affect Saipem's financial position since it is offset by an agreed claim for the same amount against Eni, in terms of a loss indemnity provision in the Snamprogetti Purchase Agreement.

Saipem is discussing with KBR a mechanism aimed at direct involvement in the local portion of works.

In view of the benefits that Saipem's long-standing presence in Nigeria will bring to the project and the effect of the Snamprogetti purchase agreement with Eni, Saipem does not expect to be materially affected by current negotiations.

Offshore Drilling

(million €)

Year 2005		First half 2005	First half 2006
302	Operating revenues	140	173
(199)	Expenses	(94)	(103)
(49)	Depreciation and amortisation	(22)	(26)
54	Operating profit	24	44

Operating revenues for the first half of 2006 amounted to 173 million euros, a 23.6% increase versus the same period 2005, due to increased activities by the semi-submersible platform Scarabeo 4 and the jack-up Perro Negro 5, and higher contractual rates.
Selling expenses increased by 9.6% versus the first half of 2005, in line with the increase in volumes experienced during the period.
Depreciation and amortisation rose by 4 million euros due to the full-scale operations of vessels, which had undergone preparatory works during the corresponding period 2005 .

Operating profit in the first half of 2006 amounted to 44 million euros, equal to 25.4% of revenues, versus 24 million euros, equal to 17.1% of revenues in the corresponding period 2005. This growth both in absolute terms and in terms of profitability is due to higher margins on rates and increased utilisation of rigs.

Onshore Drilling

(million €)

Year 2005		First half 2005	First half 2006
210	Operating revenues	93	118
(170)	Expenses	(76)	(96)
(19)	Depreciation and amortisation	(8)	(9)
21	Operating profit	9	13

Operating revenuess for the first half of 2006 amounted to 118 million euros, a 26.9% increase versus the same period 2005, due mainly to increased activity in North Africa and Kazakhstan.
The rise in volumes resulted in selling expenses increasing by 26.3%.
Depreciation and amortisation grew by 1 million euros versus the same period the previous year.
Operating profit in the first half of 2006 amounted to 13 million euros, equal to 11% of revenues versus 9 million euros, equal to 9.7% of revenues in the same period 2005. This increase both in absolute terms and in terms of profitability is due to higher margins on rates and increased utilisation of rigs.

CONSOLIDATED BALANCE SHEET & FINANCIAL POSITION

Saipem Group - Reclassified consolidated balance sheet (*) (million €)

30.06.2005			31st December 2005	30th June 2006 (**)
	1,788	Net tangible fixed assets	1,903	2,117
	835	Net intangible fixed assets	837	842
	2,623		2,740	2,959
1,296		- Offshore	1,437	1,575
508		- Onshore	487	578
735		- Offshore Drilling	729	722
84		- Onshore Drilling	87	84
	28	Financial investments	40	147
	2,651	**Non-current assets**	**2,780**	**3,106**
(51)		Working capital	60	(2)
(134)		Provision for contingencies	(97)	(101)
	(185)	**Net current assets**	**(37)**	**(103)**
	(34)	**Employee termination indemnities**	**(88)**	**(159)**
	2,432	**Capital employed**	**2,655**	**2,844**
	1,479	**Shareholders' equity**	**1,630**	**(***)1,309**
	11	**Minority interest in net equity**	**13**	**3**
	942	**Net debt**	**1,012**	**1,532**
	2,432	**Cover**	**2,655**	**2,844**
	441,410,900	**SHARES ISSUED AND OUTSTANDING**	**441,410,900**	**441,410,900**

(*) restatement to the statutory schemes is provided under the section "Restatement of reclassified balance sheet and income statement to statutory schemes" on page.67.
(**) includes the effects of the acquisition of Snamprogetti.
(***) includes a decrease of 440 million euros, corresponding to the difference between the price paid for Snamprogetti and its net equity at 31st March 2006.

Non-current assets at 30th June 2006 stood at 3,106 million euros, an increase of 326 million euros versus 31st December 2005. This increase is attributed to the combination of investments in plant and equipment of 231 million euros, depreciation and amortisation of 103 million euros, increases in financial fixed assets of 107 million euros, the consolidation of Snamprogetti of 97 million euros and the negative effect resulting from the translation of financial statements in foreign currencies of 6 million euros.

Net current assets decreased by 66 million euros, going from minus 37 million at the end of 2005 to minus 103 million euros at 30th June 2006.

Employee termination indemnities amounted to 159 million euros, an increase of 71 million euros versus 31st December 2005.

As a result of the above, **capital employed** increased by 189 million euros, reaching 2,844 million euros at 30th June 2006, versus 2,655 million at the end of 2005.

Shareholders' equity, inclusive of minority interest, decreased by 331 million euros, to 1,312 million euros at 30th June 2006, versus 1,643 million euros at the end of 2005. This decrease is the result of: the surplus price paid for the acquisition of Snamprogetti (440 million euros), dividend distribution (82 million euros), treasury shares bought back in order to service the company's incentive schemes (36 million euros) and the translation effect and other variations (17 million euros) only partially offset by net income for the period of 164 million euros and the fair value of hedging operations (Interest Rate Swaps) and exchange rates of 68 million euros.

The decrease in shareholders' equity together with the increase in net capital employed, determined an increase in **net debt**, which, at 30th June 2006, stood at 1,532 million euros, versus 1,012 million at 31st December 2005, a rise of 520 million euros.

Breakdown of net financial debt (million €)

30.06.2005		31.12.2005	30.06.2006
325	Payables to banks due after one year	299	295
158	Payables to other financial institutions due after one year	185	322
483	**Net medium/long term financial debt**	**484**	**617**
(790)	Accounts c/o bank, post and Eni Group finance companies	(868)	(1,271)
(12)	Cash in hand and cash equivalents	(9)	(90)
-	Marketable securities	-	(4)
(10)	Other receivables due within one year	(17)	(12)
94	Payables to banks due within one year	125	231
1,177	Payables to other financial institutions due within one year	1,297	2,061
459	**Net short term financial debt**	**528**	**915**
942	**Net financial debt**	**1,012**	**1,532**

Liabilities associated to the fair value of derivatives are detailed under Note 6 "Other assets" and Note 16 "Other current liabilities". Net financial debt includes liabilities relating to the fair value of IRS.

Net financial debt at 30th June 2006 amounted to 1,532 million euros, an increase of 520 million euros versus 31st December 2005.

This rise is mainly due to the acquisition of Snamprogetti (-296 million euros), variation in net current assets (-206 million euros), other monetary components (-14 million euros), capital expenditure (-231 million euros), other disposals (+7 million euros), the buy-back of treasury shares to cover stock option and stock grant schemes (-36 million euros) and the payment of dividends (-82 million euros), only marginally offset by cash generated during the period (+338 million euros).

A breakdown by currency of financial liabilities, amounting to 2,909 million euros, is provided under Note 13 "Short-term financial liabilities" and Note 17 "Long-term financial liabilities and current portion of long-term debt".

Saipem Group - Reclassified statement of cash flow and variation in net debt **(million €)**

Year 2005		First half 2005	First half 2006
255	Group net income	108	162
4	Third party income	2	2
	Adjustments to reconcile cash generated from operating income before changes in working capital:		
204	Depreciation, amortisation and other non monetary items	95	87
-	Net gains (losses) on sales of assets	-	1
101	Dividends, interests, extraordinary income/expenses and income taxes	53	86
564	**Cash generated from operating income before variation in working capital**	**258**	**338**
(178)	Variation in working capital relating to operations	(51)	(206)
(60)	Dividends, interests, extraordinary income/expenses and income taxes received (paid)	(36)	(14)
326	**Net cash flow from operations**	**171**	**118**
(355)	Investments in tangible and intangible fixed assets	(137)	(231)
(7)	Investments in acquisitions of consolidated companies	(4)	-
3	Disposals	1	1
-	Other investments and disposals	-	6
(33)	**Free cash flow**	**31**	**(106)**
(12)	Net investments related to financing activities (*)	(4)	2
408	Variation in financial debt	253	903
(30)	Buy-back of treasury shares	(18)	(36)
(65)	Cash flow from share capital and reserves	(65)	(82)
14	Variations in scope of consolidation and exchange rate differentials on cash and equivalents	10	(197)
282	**NET CASH FLOW**	**207**	**484**
(33)	**Free Cash Flow**	**31**	**(106)**
(30)	Buy-back of treasury shares	(18)	(36)
(65)	Cash flow from share capital and reserves	(65)	(82)
(18)	Exchange rate differentials and other variation concerning net financial debt	(16)	(296)
(146)	**VARIATION IN NET DEBT**	**(68)**	**(520)**

(*) the item "Net investments related to financing activities" comprises "Collection and transfer of short term loans" amounting to 5 million euros and " Short term financing loans" amounting to (3) million euros included under "Net cash flow from investments" in the non-reclassified cash-flow statement as part of the statutory financial statements.

Net cash flow from operations (118 million euros) partially financed net investments in tangible and intangible fixed assets and acquisition of company interests, generating a negative **free cash flow** of 106 million euros.

Cash flow from share capital and reserves showed a negative balance of 82 million euros, as a result of the payment of dividends; the buy-back of treasury shares for allocation to the Stock Grant and Stock Option Schemes generated a negative cash flow of 36 million euros, the effect on net financial debt, deriving from the translation of financial statements into foreign currencies, and other variations amounted to -296 million euros, due entirely to the acquisition of Snamprogetti.
Therefore, **net financial debt** increased by 520 million euros.
In particular:
Cash generated from operating income before variation in working capital (338 million euros) derives from:
- net income of 164 million euros, inclusive of third party income of 2 million euros;
- depreciation and amortisation (+103 million euros), a variation in employee termination indemnities (+11 million euros) and a negative variation in provisions for contingencies (-6 million euros); conversely, net appreciations had a negative effect (-20 million euros);
- net financial expenses (+22 million euros); income taxes (+64 million euros).

The increase in working capital related to operations

(206 million euros) is attributed to greater volumes generated during the first half of the year.
Dividends, interest and income tax paid during the period (14 million euros) comprise interest payments and financial expenses (29 million euros) and payment of taxes (43 million euros).

Investments in tangible and intangible assets amounted to 231 million euros. Details of investments by sectors are as follows: Offshore (186 million euros), Onshore (17 million euros), Offshore Drilling (20 million euros) and Onshore Drilling (8 million euros). Additional information concerning capital expenditure can be found in the 'Operating Review' section at the beginning of this report.

Cash flow generated by the disposal of tangible assets amounted to 1 million euros, whilst cash flow from other investments and disposals amounted to 6 million euros.

Research and development

During the first half of 2006, activities in the Milan office were specifically targeted at optimising production processes, whilst on the Kashagan project, the implementation phase of new technologies as well as the support of operations continued; research and development projects are also progressing. Research activities in Paris were focused on projects with high engineering content aimed at meeting external clients' requirements.

Projects carried out in the period involved a total financial outlay amounting to 4 million euros, entirely posted to the income statement.

Salient events which occurred during the semester involved the following activities.

General activities

The structure and functions of the Knowledge Management system were the subject of an in-depth study, which found new uses for the system, strongly focused on knowledge sharing both at document level and at "communities of practice" level.

Technology involving assets, operations and integrated projects

Works are reaching completion on the development of the prototype welding system, while a new study has been completed on the innovation of a number of components that support the welding process.

The construction and testing phases aimed at the optimisation of pipeline trenching and burying techniques have been completed, while pulling and tie-in equipment in shallow waters is reaching completion. Both of the above are technological targets for the Kashagan project. The operations support phase for the commissioning of the new systems has also commenced.

A conceptual study was launched on S-laying techniques using the dynamic-positioning system; this study aims at configuring a high-performance pipelay vessel. This work is synergic with the ongoing project focused on the review of S-laying processes, aimed at the development of technological solutions for main sub-processes and at improving the whole onboard production cycle for all vessels in the fleet.

With regard to drilling, technical studies are progressing on riser fatigue issues and the transit with hanging riser. Furthermore, technological support is being provided for the design of the new drilling rig Scarabeo 8.

Technologies for oil field development and LNG transport

The company continued to focus on advancing ultra-deep water technology aimed at improving deep-water field development and preparing Saipem for the ultra-deep waters market. Major projects include the architecture of subsea stations and associated equipment used for oil/water process separation in ultra-deep waters before pumping to the FPSO, new architecture for flowlines and risers, their model preparation and associated installation methods, in addition to thermal insulation and anti-corrosion technologies.

Activities are also progressing on the development of offshore LNG systems, both in terms of production and terminal facilities. Two solutions are currently under consideration: one relates to shallow water installations and is based on concrete structures; the other targets deep waters and is based on an FSRU or LNG FPSO.

Saipem is also active in the sector of renewable energy sources, with developments aimed at achieving cost reductions for offshore wind farm installations, focusing specifically on their support structures and installation methods. Finally, studies are also underway to determine the feasibility of harnessing wave energy and sea currents.

Saipem is also carrying out research studies in the field of CO_2 management in association with industrial and academic partners.

Quality assurance, health & safety and the environment

Quality of service offered to the client, environmental protection in areas of operations, health and safety for all personnel and sustainable development of local communities are the main values of Saipem's business culture.

Quality assurance

During the first half of 2006, activities continued on client satisfaction monitoring for major Clients; information was gathered and assessed.
Of particular note are letters received from ExxonMobil with regard to the Erha project and from BP in connection with the AIOC Azeri and Tangguh projects.
Important results were achieved regarding the development of QA management systems at Petrex SA in Peru, Petromar Lda in Angola, Saipem FPSO in Italy and ERS BV in Holland.

During the first half of the year, the following was achieved:

- the launch of the integration of Saipem's and Snamprogetti's procedures and systems to maximise mutual knowledge and potential of QA tools applied to engineering, project office and quality control at construction yards;
- the consolidation of instruments and methods to control and measure QA processes, and analyse reference trends;
- the consolidation of instruments for design control and validation, aimed at sharing information on lessons learned in terms of engineering know-how;
- the creation of IT portals on specific areas and disciplines to enable the sharing at Group level of best practices and lessons learned;
- the rationalisation at Group level of all management criteria for setting measuring tools on the various construction and drilling vessels;
- first applications of suppliers and subcontractors monitoring systems with a view to segmenting and vetting suppliers and services;
- analysis and comparison of Key Performance Indicators from main offshore drilling rigs;
- the Group-wide issue of QA Standards to be enclosed with suppliers' and contractors' orders;
- the launch of the roll-out, at Group level, of the QA cost management project.

Health

During the first part of 2006, Saipem's Health Service has been focusing on achieving the targets set at the beginning of the year based on health performance indicators. These indicators were created not only as a control tool but also to evaluate how medical activities are implemented in the various business units, at peripheral offices as well as at corporate level. HPIs reflect the "state of the art", highlighting areas that needimproving and those where performance can be boosted through greater commitment and increased resources.
A series of leaflets were prepared to raise awareness and train employees of our company regarding the most frequently-occurring diseases in areas where Saipem operates; this, together with the presentation of the brochure prepared by the Med Service represent some of the initiatives aimed at improving communication towards our internal and external "clients".
At head office, eye tests are being carried out for personnel exposed to video-terminal risks, in compliance with Law 626/94, involving approximately 500 employees. Eye tests, carried out by a specialist eye doctor at Saipem's headquarters in San Donato Milanese, will continue throughout the year.

In June 2006, Milan hosted the celebration of the Occupational Health centenary, since it is the discipline's birthplace. Saipem's Medical Service had the

honour to present a testimonial on health management in frontier areas. Given the exceptional nature of this event, the ICOH (International Congress on Occupational Health), the company went to great lengths to illustrate the difficulties encountered in this very complex field, in countries where medical services are almost non-existent, and the environmental and political situation make occupational health a very difficult and onerous task. The successful presentation, referred to by the organisers as innovative and strongly communicative, prompted us to continue in this direction and to prepare a presentation on the activities performed by the Medical Service, using the same innovative instruments implemented at the ICOH Seminar.

The Health Risk Assessment (HRA) programme was completed; after an initial monitoring period, it will be rolled out at all Saipem offices and specifically at all locations where operational projects are developed.

Safety

Safety is now on the agenda for every kind of activity that Saipem undertakes throughout the world. Our company recognises that employees are the main asset of the Group and that looking after their well-being is paramount in every respect. Saipem continues to test innovative concepts to improve safety results in work environments. Despite the substantial efforts being made in this field, a significant number of accidents occurred, some of which were serious. During the first half of the year, four accidents took place during operations in Peru, China, the Arab Emirates and Russia; one of Saipem's employees and three subcontractors' employees lost their lives.

To contain this trend, although relatively stable over recent years, a new approach is needed in the management of safety and protection of human resources, be they direct employees or subcontractors' personnel. Values of safety at work should be instilled in every single unit of our very diversified and multicultural workforce. This process can only be effected if adequately supported by clear and positive safety leadership by all operations managers.

For this reason, the 2006 safety programme now includes training workshops on the topic "leadership in safety". A task force was appointed to prepare the training course and facilitate attendance; whilst Eni Corporate University has pledged its cooperation and support.

This project, alongside other support activities detailed in the 2006 safety programme, aims at achieving the following Top Level Safety Objectives:

- zero fatal accidents;
- improvement in the Group's safety culture;
- reduction of serious accidents (15% LTI / 10% TRI).

With regard to the latter target, data for the first half of 2006 (LTI frequency rate =0.94/ TRI frequency rate = 3.88) shows a slight improvement on the first half of 2005 (LTI frequency rate =1.09/ TRI frequency rate =4.80).

During the first half of 2006, many initiatives were launched, confirming the continuous commitment by the QHSE management team to supporting and promoting an improvement in safety performance across the whole organisation.

The second half of the year should see the same range of initiatives aimed at controlling and mitigating operational risks as well as promoting a safety culture averse to any type of accident.

Only with the full support of all management and personnel we will be able to achieve a safe workplace with zero accidents.

The Environment

During the first half of 2006, as well as in recent years, Saipem continued the pursuit of a series of initiatives aimed at improving its commitment towards environmental protection. Specifically, to fully understand the impact of our operations, a critical analysis was launched based on 2005 environmental data obtained using the new software "Environmental Web Report", which was purposely introduced to gather information from the various sites/projects. This analysis aims at pinpointing and therefore eliminating criticalities associated with the accounting process, thereby increasing the general reliability of data. Furthermore, an internal benchmarking system was set up for major environmental indicators (energy, water consumption, waste production) at the various sites/projects. The object of this analysis, first started at Saipem's headquarters and then rolled-out at peripheral sites, is to enable a simple and direct comparison of the environmental performance of every site/project, facilitating the identification of abnormal values. Moreover, a series of spot visits have been arranged on board Saipem fleet vessels to streamline the environmental data-gathering process. These visits should help evaluate and possibly redefine the type of data required from vessels, strengthening the soundness of the whole reporting system.

Besides the aforementioned initiatives, an environmental policy was issued detailing Saipem's

position and guidelines on environmental matters.
With regard to environmental management systems, work was undertaken on obtaining Certification to the new ISO14000:2004 standard by PT Saipem Indonesia, Energy Maintenance Services and Saipem UK. The new Certification was obtained following audits carried out by the Certifying Authority.
Monitoring of the fleet continues to ascertain compliance with the provisions of the new Marpol Annex VI relating to air emissions and to plan out the necessary steps to obtain required certification.
Finally, for a few projects with specific environmental requirements, like for instance the Dolphin project, targeted activities have been carried out to ensure environmental protection and raise personnel awareness, such as monitoring of noise pollution, water quality and turbidity, studies on pre-commissioning water dispersion, training sessions on waste disposal and treatment of chemical substances, response to oil spills, protection and monitoring of protected species.

Sustainability

During the first half of 2006, Saipem completed the accounting and evaluation of the sustainability approach by issuing three new case studies on operations in Angola, Asia Pacific and Oman.
Saipem's operations in Angola are highly integrated in-country thanks to a long-standing presence and the continuous efforts towards increasing the local content both in terms of resources and procurement.
Asia Pacific is an area of intense activity for Saipem, especially for offshore operations and the case study shows a growing commitment towards those values that make our business sustainable in that area of the world.
The onshore project that Saipem is carrying out in Oman represents another example of successful local integration and environmental respect for the host nation.
During the first quarter 2006 a project was launched to identify indicators that characterise the sustainability within the whole Saipem Group. This initiative, which involves a multitude of corporate departments, will enable the definition of a base plateau for an analysis on structured sustainability.
Furthermore, training sessions on sustainability have continued as part of the HSE training and internal information spread through the monthly newsletter, which has been posted on the company's intranet.

Human resources

During the first half of this year, the Human Resources policy focused on sourcing effective and efficient responses to the growing pressure and strains that the oil & gas market is experiencing, especially in the engineering, construction and drilling sectors. These strains translate into strong competition amongst all companies in this sector for the recruitment of the greatest number of qualified resources necessary to fulfil project requirements; this resulted in Saipem planning and implementing, during the first half of 2006, investments aimed at retaining and developing existing personnel on the one hand and sourcing resources on the other.

The acquisition of Snamprogetti has also spurred the integration of career development processes and compensation systems, which will be implemented during the second half of this year and in 2007.

Efforts spent on the recruitment of expert personnel were particularly intense, especially in the engineering and construction fields, due to the time constraints typical of our business and the ever-expanding market.

The successful cooperation with Eni Corporate University continues, especially on communication initiatives, which focus on frequent and targeted employer branding actions towards major Italian Universities; amongst these initiatives is the "workshop project" in collaboration with Milan Polytechnic, which aims at increasing the awareness of the business and the company as well as fostering the loyalty of young under-graduates and post-graduate engineers.

Cooperation with Eni Corporate University further continued with the participation in the Medea Master Course and the support provided to the Eni Master Course, in particular with the Internal Audit and Process Engineering modules.

Furthermore, as part of the targets set out in the Strategic Plan, recruitment and training strategies converged into three very interesting international initiatives that involve the drilling, project control and contract management areas.

With regard to the Drilling Business Unit and together with Eni Corporate University, a six-month technical/vocational training course has begun in Cortemaggiore; it aims at training 22 newly-recruited young resources to become toolpushers and includes "on the job" training both at Italian and overseas yards.

With regard to project control, 40 graduates have been recruited in Nigeria and Kazakhstan and trained internally to become planning engineers and cost control engineers; professional roles that have proved difficult to fill even on the international market.

Finally, the recruitment and training of 10 young graduates has been planned to fulfil contract administration requirements, and is to take place during the second half of the year.

With regard to the 2006 training programme, initiatives have been developed, and already partly undertaken, focused on newly-recruited young graduates and the internal development of a number of critical competences for our business, aimed at both Italian and international personnel, namely project management and risk management courses and the Offshore Pipeline Construction initiative.

The number of management training courses is consistently high, although greater emphasis has been placed on multi-cultural aspects as well as the management and development of individually targeted training, in line with career path initiatives.

With regard to company communication, in order to improve the awareness of our business, theme seminars were held on the technical operations performed by the various business units, specific projects and work mechanisms within Saipem.

Local content initiatives continued with the aim of training local personnel to take managerial and highly skilled positions especially in Kazakhstan, Nigeria and Angola.

Compensation activities during the first half of the year focused on investment measures targeted at retention projects in specific geographical areas as well as those business areas badly affected by current market shortages and exposed to aggressive strategies by our competitors. Efforts aimed at protecting the most critical roles, the highest expertise and potential, were carried out through both remuneration adjustments to market rates following sector-specific market research and benchmarking with competitors, and increases of the variable remuneration with deferred payments or retention bonuses. Alongside these initiatives, to increase the business focus and promote operational performance, in certain cases and on particularly critical projects, greater use was made of variable remuneration than in recent years.

Finally, the management incentive scheme was reviewed, although its structure based on three components remained unchanged: a fixed salary, linked to the managerial role; an annual incentive, based on company and individual targets; a long-term incentive associated with the creation of value over time and delivered through deferred payments.

The application of these measures continues to identify and enhance distinguishing competences and critical resources to Saipem's business, amongst which are young talents.

The mapping of Italian and international key resources at Group level was completed; it aimed at identifying critical resources within the company and implementing career development measures: for instance the continuous and systematic assessment of managerial potential.

With regard to the managerial exchange project, information gathering on all Group managers, both in Italy and France, is continuing; the implementation plan has been finalised and will be launched during the second half of the year. This programme will continue in the years to come until all managers will have been involved.

Saipem's acquisition of Snamprogetti at the beginning of the year required a review of the department responsible for Organisation, General Services and Continuous Improvement, resulting in the launch of a suitable integration programme and achieving the synergies that were expected from the acquisition.

During the year the Organisation, General Services and Continuous Improvement department provided constant support to the management and the integration task force in analysing the two organisational structures and providing a decision-making tool for the choices to be made. Ensuing activities included the development of new organisational solutions of business processes (commercial, operational and engineering) and support functions, giving way to a significant review of assets and the redesign of the new macro structures.

At the same time, the department renewed its ongoing commitment to supporting all other company units in improving processes and organisational models, those under review as well as the new ones currently being implemented. The asset area was reorganised, splitting support and control activities from operations, through a review of the corporate role and the strengthening of the asset management role at operative sites.

Moreover, the unit Organisation, General Services and Continuous Improvement continued the structural rationalisation of subsidiary companies, in order to consolidate the Saipem network organisation model based on decentralised decision-making.

During the period, initiatives for the continuous improvement of the IBIS IT system were mostly focused on supporting the integration programme, following the assessment of primary differences and best practices applied to ICT systems of both organisations so as to ascertain requirements and share common models and systems.

With regard to General Services, during the first half of the year a new badge entry system was implemented at the San Donato and San Giuliano offices in order to comply with Eni directives in matters of security at head offices.

Year 2005	Average Workforce	First half 2005	2006
3,303	Saipem SpA (*)	3,036	3,500
8,145	Saipem sa (*)	8,149	8,226
11,907	Other Group companies (**)	11,225	15,746
23,355	**Total**	**22,410**	**27,472**
-	Of which Snamprogetti	-	2,280
8,249	Offshore	7,783	9,359
9,749	Onshore	9,320	12,504
1,055	Offshore Drilling	1,040	1,138
2,313	Onshore Drilling	2,273	2,516
1,989	Staff positions	1,994	1,955
23,355	**Total**	**22,410**	**27,472**
2,536	Italian personnel	2,504	4,449
3,730	French personnel	3,826	3,693
17,089	Other nationals	16,080	19,330
23,355	**Total**	**22,410**	**27,472**
2,280	Italian personnel under open-ended contract	2,269	3,726
256	Italian personnel under fixed-term contract	235	723
2,536	**Total**	**2,504**	**4,449**

31.12.2005		30.06.2005	30.06.2006
3,684	number of engineers	3,598	6,558

(*) includes personnel employed at joint venture companies for the proportion of the quota held.
(**) includes all personnel of consolidated companies; for those companies consolidated using the proportional method, the personnel number included is equal to the proportion of the consolidated quota.

The Saipem Group "stand alone" workforce increased by 2,782 resources versus the first half of 2005, mainly as a result of the start of operations for the Kashagan project in Kazakhstan and the strengthening of the Sakhalin project in Russia.
Continuing the review of the Italian personnel qualitative mix, 53 graduates and 65 diploma-qualified personnel were hired.

To add value to the decision-making functions both centrally and at peripheral level, the HR department decided to develop and strengthen labour cost analysis tools.

Industrial relations during the first half of the year focused on very important issues.

The greatest commitment was made to share information regarding the acquisition of Snamprogetti; many meetings were held at various levels (from the meeting with top-level Union officials to that involving the national, regional and local units) during which the industrial reasons for the acquisition were illustrated, the integration and reorganisation of both companies during the first half of the year and benefits this process was expected to yield.

An agreement was reached for the management of the Supplementary Redundancy Fund for the drilling business unit, in order to deal with the downsizing of personnel required following the decrease in operations by Italian plants.

In the maritime sector, an agreement was reached with the unions regarding the renewal of the company-specific contract, both in terms of regulations and remuneration, with particular emphasis on the offshore sector.

The ENERGY and OIL contract was also renewed with important new provisions regarding apprenticeship and trainee contracts, making these types of options viable.

Saipem is committed to maintaining high quality

industrial relations, since it is aware of the significant role the Unions play during times of change.

Internal communication during the semester tried to introduce tools that would aid the programme of integration with Snamprogetti. The corporate magazine "Orizzonti" has doubled its circulation so as to extend distribution to all new resources both in Italy and abroad; the number of issues being printed has reached 8000 copies for the Italian-English version, plus 5000 copies for the French-English version.
The magazine was also used as a vehicle for the distribution of publications prepared by the Internal Communication Department at the specific request of other departments; additional material was enclosed in the magazine to allow for a widespread and uniform reach.
The study for the update of the company intranet is progressing; the new site will address multilocal users and will be developed in various languages. Also the production was launched for the video illustrating major operational achievements of 2006, which will be presented at the end of the year.

Information technology

In the first half of 2006, IT activities centred mainly on the consolidation and further roll-out of IBIS applications and the completion of the IT and communication systems overhaul, which enabled the implementation of new services to support business development.
During this period, main corporate applications were rolled out at group companies and new operational sites. Specifically, the ERP SAP R/3 system has been implemented at Saipem Engineering Nigeria Ltd, at ERSAI and at Saipem Branch in Kazakhstan, whilst the personnel management GHRS application was rolled out at Saipem Engineering Nigeria Ltd.

The IFRS project is reaching completion: it manages the implementation of the new International Financial Reporting Standards in the SAP CFM module, with the implementation of new hedge management functions for all Saipem Group companies.
In February, activities started on the Sarbanes Oxley Act (SOA) project, which aims at aligning the management of applications and the general ICT organization to the provisions of SOA.

Work was also carried out at infrastructure level, following the acquisition of Snamprogetti. The speedy assessment of existing infrastructure at both companies has highlighted possible synergies that have enabled immediate savings especially in the areas of disaster recovery, email and storage area network.
Other potential synergies and areas for improvement have been identified at application level and will take

Additional information

Buy-back of treasury shares

The Shareholders' Meeting of 28th April 2006 authorised the Board of Directors to buy back up to 2,400,000 treasury shares on the open market, for a total amount not exceeding 48,000,000 euros, to be allocated to the 2006 Stock Option Scheme.

From 1st January to 30th June 2006, the number of treasury shares purchased amounted to 1,919,355.
As of 20th September 2006, the company holds no. 6,973,168 treasury shares, whose breakdown is as follows:

Period	Treasury shares	Average cost (€)	Overall cost (thousands €)	Share capital (%)
Treasury shares bought back:				
Year 2003 (from 2nd May)	2,125,000	6.058	12,873	0.748
Year 2004	1,395,000	7.044	9,826	0.32
Year 2005	3,284,589	10.700	35,146	0.74
Year 2006	1,919,355	18.950	36,371	0.43
Treasury shares bought back at 20th September 2006	**8,723,944**	**10.800**	**94.216**	**1.97**
Minus :				
- allocated stock grants	592,500			
- allocated stock options	1,158,276			
Treasury shares held at 20th September 2006	**6,973,168**	**11.204**	**79,815**	**1.58**

The share capital at 20th September 2006 amounted to 441,410,900 euros. On the same day, the number of shares in circulation is 434,437,732.

Stock option

In order to implement the 2006 Stock Option Scheme, on 26th July 2006, the Board of Directors of Saipem SpA approved the allocation of no. 1,965,000 stock options at the price of 17.519 euros per share (i.e. the greater price between the shares official price average recorded by the Telematic Stock Market over the month preceding allocation and the average cost of treasury shares held on the day preceding stock options allocation). Stock will be allocated to Saipem Group Executive Managers directly responsible for Group results or holding strategic positions.
Options can be exercised after three years from the date of allocation and no later than 27th July 2014 for assignees resident in Italy; assignees resident in France, in compliance with local regulations, will be able to exercise the stock after four years from date of allocation and no later than 27th July 2013.
Shares for allocation to the Stock Option Scheme will be bought back on the open market, as per Ordinary Shareholders' Meeting resolution of 26th April 2006.

Year	Managers	Exercise price (*)	No. of options
2002	213	6.187	2,105,544
2003	58	6.821	1,283,500
2004	58	7.594	1,166,000
2005	56	11.881	980,500
2006	91	17.519	1,965,000
			7,500,544
At 20th September 2006			
Exercised options			
2002			(724,776)
2003			(313,000)
2004			(102,500)
2005			(18,000)
2006			-
			(1,158,276)
Void options			
2002			(51,500)
2003			(78,000)
2004			(34,000)
2005			(9,500)
2006			-
			(173,000)
Allocated stock			
2002			1,329,268
2003			892,500
2004			1,029,500
2005			953,000
2006			1,965,000
			6,169,268

(*) the shares official price average recorded by the Telematic Stock Market over the month preceding stock option allocation.

Audit Committee

The Audit Committee fulfils a consultative and propositive role for the Company's Board of Directors regarding the general management of the company.

In the period from 1st January to 20th September 2006, the Audit Committee convened on five occasions. The meetings were attended by the members of the Audit Committee as well as the Chairman of the Statutory Auditors, or an appointed Auditor, the Internal Audit Manager and Saipem's Chief Financial Officer.

In particular, the Audit Committee carried out the following activities:

- it reviewed the reports issued by the Internal Auditors, analysed their opinions and recommended that they continue to work closely with the External Auditors, the Statutory Auditors and the Audit Committee itself. Said reports found no shortcoming worthy of mention by the Audit Committee operating within the Saipem Group during the reference period;
- it examined the audit programme for 2006 and noted its process of elaboration, based on the results of the Risk Assessment document;
- it met with Saipem's Chief Financial Officer, the Chairman of the Statutory Auditors and the partner representing the External Auditors to evaluate the adequacy of the accounting principles utilised for the collation of the 2005 Financial Statements and the Six-monthlymonthly Report at 30th June 2006. PricewaterhouseCoopers, the External Auditor, outlined its audit plan with particular focus on the most important items in the 2005 Statement as well as the effects of the introduction of the IFRS.

Compensation Committee

During the first half of 2006, the Compensation Committee convened on four occasions and carried out the following:

- it reviewed the management incentive schemes, replacing the stock grant scheme with a deferred monetary incentive, to be paid after three years based on the company's EBITDA performance and confirmed the 2006 stock option allocation;
- it reviewed the 2006 Group performance and incentive schemes as well as results of the 2005 schemes, in view of the incentive allocation to Group senior managers;
- it proposed the remuneration of the Chairman and the Managing Director;
- it proposed the 2006 incentive allocations to managers holding positions directly responsible for Group results or of strategic interest to the Group (stock options) or who have achieved their pre-set targets (deferred monetary incentive).

Events subsequent to 30th June 2006

New contracts

During July and August 2006, new contracts were awarded to the Saipem Group totalling approximately 900 million euros.
The most important contracts awarded to the Saipem Group include:

Offshore
- on behalf of Burullus Gas Company, the EPIC-type project West Delta Deep Concession Phase IV, in Egypt, comprising design, engineering, procurement, construction, installation and commissioning of subsea systems for the development of eight new wells on the production fields Scarab/Saffron and Simiam;
- on behalf of Companhia Mexilhao do Brasil, the Mexilhao contract in Brazil, comprising transport and installation of a jacket, mooring piles and topsides for the PMXL-1 platform, as part of the Mexilhao field development in the Santos basin, approximately 140 km off the coast of the State of San Paolo.

Onshore
- on behalf of Perù Lng, the EPC-type project Melchiorita Lng, in Peru, comprising construction and installation of marine facilities for the regassification terminal of Pampa Melchiorita, located 200 km south of Lima; the contract was won in joint venture with Constructora Norberto Odebrecht and in consortium with Jan de Nul NV.

Offshore Drilling
- on behalf of Eni Exploration & Production, the three-year charter of the drillship Saipem 10000 in various parts of the world from Q3 2009;
- on behalf of Exxon Mobil, the charter of the semi-submersible platform Scarabeo 7, in Nigeria, to perform drilling operations over an estimated period of approximately 16 months.

Onshore Drilling
- on behalf of PDVSA, the lease of a rig in Venezuela, for approximately five years;
- on behalf of Groupement Sonatrach-Agip, the lease of a rig in Algeria, for approximately two years.

Management outlook

The consistently high price of oil and gas and the need to replace oil reserves have resulted in increased spending by the Oil Industry in recent years. This positive trend is expected to continue in 2006.
The strong overall market performance and Saipem's track record and competitiveness, especially on complex projects in frontier areas, underpin expectations for 2006 to achieve further revenue growth, improving on the 2005 record results, as well as the award of new contracts to maintain the high level of backlog.
The acquisition of Snamprogetti enables Saipem to take a leading role in the rapidly growing sector for large-scale onshore turnkey projects.
Snamprogetti's revenues for 2006 are expected to be approximately 2,800 million euros, whilst the award of new contracts is set to maintain the high backlog level recorded in 2005 (4,400 million euros).
Saipem's results, before Snamprogetti's acquisition, are set to benefit not only from the strong market performance but also from the stabilization of the euro/US dollar exchange rate. This, at present, supports the expectation that, in 2006, the Group can break the record 2005 results by approximately 15%.
Snamprogetti's operating income before G&A is expected to be approximately 90 million euros, and net income approximately 30 million euros. Financial expenses (nine months) associated with the acquisition are forecast at 20 million euros and cost synergies to be achieved in 2006 are set to total 5 million euros. Saipem expects that the acquisition of Snamprogetti can have a positive effect on the 2006 net income of approximately 18 million euros.
Capital expenditure for 2006 is estimated at approximately 580 million euros, and will include the continuation of work on the conversion of a tanker into an FPSO unit due to operate in the Petrobras' Golfinho 2 field in Brazilian waters (191 million euros), maintenance and upgrading of the existing asset base (134 million euros), capex to further strengthen the operating bases/yards in Kazakhstan and West Africa (58 million euros) and the construction of new vessels and equipment for specific projects (197 million euros).
Depreciation and amortisation for 2006 is expected to total around 240 million euros.
Snamprogetti's capital expenditure for 2006 is estimated at approximately 20 million euros, mainly by the associated company Haldor Topsøe, with similar depreciation and amortisation.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions, and actions by the competition. Moreover, contract execution is also subject to variables without the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Restatement of reclassified balance sheet and income statement to statutory schemes

Reclassified balance sheet

Reclassified balance sheet items
(when not stated otherwise, the item complies with statutory scheme)

(million €)

	31.12.2005 Partial amounts from statutory scheme	31.12.2005 Amounts from reclassified scheme	30.06.2006 Partial amounts from statutory scheme	30.06.2006 Amounts from reclassified scheme
a) Net tangible fixed assets		1,903		2,117
Note 7 - Property, plant and machinery	1,903		2,117	
b) Net intangible fixed assets		837		842
Note 8 - Intangible fixed assets	837		842	
c) Financial investments		40		147
Note 9 - Investments accounted for with the equity method	38		140	
Note 10 - Other investments	4		9	
Recl. from e) - Provisions for losses related to investments	(2)		(2)	
d) Working capital		60		(2)
Note 3 - Trade and other receivables	1,523		2,868	
Recl. to i) - Financing receivables not related to operations	(17)		(12)	
Note 4 - Inventories	490		978	
Note 5 - Income tax receivables	122		149	
Note 6 - Other assets	89		248	
Note 11 - Deferred tax assets	68		33	
Note 12 - Other non-current assets	17		19	
Note 14 - Trade and other payables	(2,005)		(3,811)	
Note 15 - Current tax liabilities	(140)		(127)	
Note 16 - Other current liabilities	(66)		(274)	
Note 20 - Deferred tax liabilities	(20)		(69)	
Note 21 - Other non-current liabilities	(1)		(4)	
e) Provisions for contingencies		(97)		(101)
Note 18 - Provisions for contingencies	(99)		(103)	
Recl. to c) - Provisions for losses related to investments	2		2	
f) Employee termination indemnities		(88)		(159)
Note 19 - Provisions for employee benefits	(88)		(159)	
CAPITAL EMPLOYED		**2,655**		**2,844**
g) Net equity		1,630		1,309
Note 23 - Saipem shareholders' equity	1,630		1,309	
h) Minority interest		13		3
Note 22 - Minority interest	13		3	
i) Net debt		1,012		1,532
Note 1 - Cash and cash equivalents	(877)		(1,361)	
Note 2 - Other financial assets for trading or available for sale	-		(4)	
Note 13 - Current financial liabilities	1,192		2,089	
Note 17 - Long-term debt	484		617	
Note 17 - Current portion of long-term debt	230		203	
Recl. from d) - Financing receivables not related to operations	(17)		(12)	
COVER		**2,655**		**2,844**

Reclassified income statement

The reclassified income statement differs from the statutory income statement on the following items:

- items "financial income" and "financial expenses", which are indicated separately under the statutory statement, are stated under the item "net financial expenses" under the reclassified income statement;
- items "effect of accounting for using the equity method" and "other income/(expenses) from investments" which are indicated separately under the statutory statement, are stated under the item "net income from investments" under the reclassified income statement.

All other items are unchanged.

Reclassified cash flow statement

The reclassified cash flow statement differs from the statutory cash flow statement on the following item:

- items "granting of short-term financial credits" and "collection and assignment of short-term financial credits" stated separated under "net cash flow from investments" under the statutory statement, are stated under the item "net investments relating to financing activities" under the reclassified cash flow statement.

All other items are unchanged.

Saipem Group consolidated financial statements at 30th June 2006

Eni Saipem

Balance sheet, income and cash flow statements

Balance sheet

(million €)

30.06.2005			31.12.2005	30.06.2006
	ASSETS			
	CURRENT ASSETS			
802	Cash in hand and cash equivalents	*Note 1*	877	1,361
–	Marketable securities	*Note 2*	–	4
1,388	Receivables	*Note 3*	1,523	2,868
514	Inventories	*Note 4*	490	978
120	Income tax receivables	*Note 5*	122	149
133	Other current assets	*Note 6*	89	248
2,957	**Total current assets**		**3,101**	**5,608**
	NON-CURRENT ASSETS			
1,788	Property, plant and machinery	*Note 7*	1,903	2,117
835	Real estate investments	*Note 8*	837	842
33	Intangible assets	*Note 9*	38	140
–	Other holdings	*Note 10*	4	9
16	Deferred tax assets	*Note 11*	68	33
10	Other non-current assets	*Note 12*	17	19
2,682	**Total non-current assets**		**2,867**	**3,160**
5,639	**TOTAL ASSETS**		**5,968**	**8,768**

(million €)

30.06.2005			31.12.2005	30.06.2006
	LIABILITIES AND SHAREHOLDERS' EQUITY			
	CURRENT LIABILITIES			
1,219	Short-term financial liabilities	*Note 13*	1,192	2,089
52	Current portion of long-term debt	*Note 17*	230	203
1,958	Trade and other payables	*Note 14*	2,005	3,811
99	Current tax liabilities	*Note 15*	140	127
164	Other current liabilities	*Note 16*	66	274
3,492	**Total current liabilities**		**3,633**	**6,504**
	NON-CURRENT LIABILITIES			
483	Long-term financial liabilities	*Note 17*	484	617
81	Provisions for contingencies	*Note 18*	99	103
86	Provisions for employee benefits	*Note 19*	88	159
6	Deferred tax liabilities	*Note 20*	20	69
1	Other non-current liabilities	*Note 21*	1	4
657	**Total non-current liabilities**		**692**	**952**
4,149	**TOTAL LIABILITIES**		**4,325**	**7,456**
	NET EQUITY			
11	Minority interest in net equity	*Note 22*	13	3
1,479	Saipem's net equity:	*Note 23*	1,630	1,309
441	- share capital	*Note 24*	441	441
49	- share premium reserve	*Note 25*	49	55
44	- other reserves	*Note 26*	37	93
877	- retained earnings		899	644
108	- net income		255	162
(40)	Treasury shares	*Note 27*	(51)	(86)
1,490	**Total Group Shareholders' equity**		**1,643**	**1,312**
5,639	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**		**5,968**	**8,768**

Income statement

(million €)

Year 2005			First half 2005	First half 2006
	REVENUES			
4,528	Turnover	*Note 28*	2,119	3,095
11	Other revenues and income	*Note 29*	3	4
4,539	Total revenues		2,122	3,099
	OPERATING COSTS			
(3,156)	Purchases, services and other costs	*Note 30*	(1,493)	(2,229)
(819)	Payroll and related costs	*Note 31*	(381)	(523)
(199)	Amortisation, depreciation and write-downs	*Note 32*	(94)	(103)
(4,174)	Total operating costs		(1,968)	(2,855)
365	**OPERATING INCOME**		**154**	**244**
	FINANCIAL INCOME (EXPENSES)			
196	Financial income		35	37
(250)	Financial expenses		(61)	(77)
(54)	Total financial income (expenses)	*Note 33*	(26)	(40)
	INCOME (EXPENSES) FROM INVESTMENTS			
24	- Effect of accounting for using the NE method		12	21
–	- Other income from investments		–	3
24	Total income from investments	*Note 34*	12	24
335	**INCOME BEFORE INCOME TAXES**		**140**	**228**
(76)	Income taxes	*Note 35*	(30)	(64)
259	**Net income**		**110**	**164**
	Pertaining to:			
255	- Saipem		108	162
4	- Minority interest	*Note 36*	2	2
	Earnings per share pertaining to Saipem (euro per share)			
0.59	**- basic**	*Note 37*	**0.25**	**0.37**
0.59	**- diluted**	*Note 37*	**0.25**	**0.37**

☐ Variations in shareholders' equity

(million €)

	Share capital	Share premium reserve	Other reserves	Legal reserve	Reserve for treasury shares held	Reserve for buy-back of treasury shares	Reserve for cash flow hedge	Reserve for exchange rate differences	Retained earnings	Net income	Treasury shares	Total	Minority interest	Total net equity
Balance at 31.12.2004	441	62	2	55	22	21	-	(12)	706	197	-	1,494	9	1,503
Effect of first IAS application	-	-	-	-	-	-	-	-	4	38	-	42	-	42
Annulment of exchange differences	-	-	-	-	-	-	-	12	(12)	-	-	-	-	-
Adjusted balance at 31.12.2004	441	62	2	55	22	21	-	-	698	235	-	1,536	9	1,545
Effect of first application of IAS 32 and IAS 39	-	-	-	-	(22)	-	58	-	5	-	(22)	19	-	19
Adjusted balance at 1.1.2005	441	62	2	55	-	21	58	-	703	235	(22)	1,555	9	1,564
Net income 1st half 2005	-	-	-	-	-	-	-	-	-	108	-	108	2	110
Net income (expenses) recognised directly in equity														
Variation in fair value of cash flow hedge derivatives, net of effect of taxation	-	-	-	-	-	-	(126)	-	-	-	-	(126)	-	(126)
Exchange differences from translation of financial statements in currencies other than euros	-	-	-	-	-	-	-	21	-	-	-	21	-	21
Total	-	-	-	-	-	-	(126)	21	-	-	-	(105)	-	(105)
Transactions with shareholders														
Dividends	-	-	-	-	-	-	-	-	-	(65)	-	(65)	-	(65)
2004 retained earnings and allocation to legal reserve	-	-	-	3	-	-	-	-	167	(170)	-	-	-	-
Authorisation to buy-back treasury shares	-	(13)	-	-	-	24	-	-	(11)	-	-	-	-	-
Buy-back of treasury shares	-	-	-	-	-	(18)	-	-	18	-	(18)	(18)	-	(18)
Other variations in Shareholders' equity														
Exchange differences arising on dividend distribution	-	-	-	-	-	-	-	4	-	-	-	4	-	4
Total	-	(13)	-	3	-	6	-	4	174	(235)	(18)	(79)	-	(79)
Balance at 30.06.2005	441	49	2	58	-	27	(68)	25	877	108	(40)	1,479	11	1,490
Net income 2nd half 2005	-	-	-	-	-	-	-	-	-	147	-	147	2	149
Net income (expenses) recognised directly in equity														
Variation in fair value of cash flow hedge derivatives, net of effect of taxation	-	-	-	-	-	-	17	-	-	-	-	17	-	17
Exchange differences from translation of financial statements in currencies other than euros	-	-	-	-	-	-	-	(7)	-	-	-	(7)	-	(7)
Total	-	-	-	-	-	-	17	(7)	-	-	-	10	-	10
Transactions with shareholders														
Buy-back of treasury shares	-	-	-	-	-	(17)	-	-	17	-	(17)	(17)	-	(17)
Treasury shares sold unde incentive plans	-	-	-	-	-	-	-	-	-	-	6	6	-	6
Other variations in Shareholders' equity														
Cost of stock options/stock grants	-	-	-	-	-	-	-	-	5	-	-	5	-	5
Total	-	-	-	-	-	(17)	-	-	22	-	(11)	(6)	-	(6)
Balance at 31.12.2005	441	49	2	58	-	10	(51)	18	899	255	(51)	1,630	13	1,643
Net income 1st half 2006	-	-	-	-	-	-	-	-	-	162	-	162	2	164

(million €)

	Share capital	Share premium reserve	Other reserves	Legal reserve	Reserve for treasury shares held	Reserve for buy-back of treasury shares	Reserve for cash flow hedge	Reserve for exchange rate differences	Retained earnings	Net income	Treasury shares	Total	Minority interest	Total net equity
Net income (expenses) recognised directly in equity														
Variation in fair value of cash flow hedge derivatives, net of effect of taxation	-	-	-	-	-	-	80	-	-	-	-	80	-	80
Exchange differences from translation of financial statements in currencies other than euros	-	-	-	-	-	-	-	(18)	-	-	-	(18)	-	(18)
Total	-	-	-	-	-	-	**80**	**(18)**	-	-	-	**62**	-	**62**
Transactions with shareholders														
Dividends	-	-	-	-	-	-	-	-	-	(82)	-	(82)	-	(82)
2005 retained earnings and allocation to legal reserve	-	-	5	7	-	-	-	-	161	(173)	-	-	-	-
Buy-back of treasury shares	-	6	-	-	-	(6)	-	-	-	-	(35)	(35)	-	(35)
Other variations in Shareholders' equity														
Effect of acquisition of Snamprogetti	-	-	-	-	-	-	-	-	(440)	-	-	(440)	-	(440)
Re-opening of Snamprogetti's reserves	-	-	-	-	-	-	(34)	3	-	-	-	(31)	-	(31)
Variations in reserves of Snamprogetti 2nd quarter	-	-	-	-	-	-	22	(1)	22	-	-	43	-	43
Purchase of 50% of EMS SpA	-	-	-	-	-	-	-	-	-	-	-	-	(12)	(12)
Cost of stock options/stock grants	-	-	-	-	-	-	-	-	2	-	-	2	-	2
Exchange differences arising on dividend distribution	-	-	-	-	-	-	-	(2)	-	-	-	(2)	-	(2)
Total	-	**6**	**5**	**7**	-	**(6)**	**(12)**	-	**(255)**	**(255)**	**(35)**	**(545)**	**(12)**	**(557)**
Balance at 30.06.2006	**441**	**55**	**7**	**65**	-	**4**	**17**	-	**644**	**162**	**(86)**	**1,309**	**3**	**1,312**

Cash flow statement

(million €)

	First half	
	2005	2006
Net income	108	162
Minority interests	2	2
Depreciation and amortisation	94	103
Write-downs (appreciations)	(12)	(21)
Net change in provisions for contingencies	12	(6)
Net change in provisions for employee benefits	1	11
Gains on disposal of assets	–	1
(Dividends)	–	(2)
(Interest income)	(2)	(10)
Interests expense	11	10
Unrealised (gains) losses on foreign currency exchange	14	24
Current and deferred income taxes	30	64
Operating income before changes in working capital	258	338
Changes:		
Inventories	(123)	(96)
Trade and other receivables	(21)	(555)
Other assets	3	(96)
Trade and other payables	36	358
Other liabilities	54	183
Cash flow from operating income	207	132
Dividends received	–	32
Interest received	2	7
Interest paid	(15)	(10)
Income taxes paid	(25)	(43)
Exchange rate differences gained on dividends	2	–
Net cash flow provided from operating activities	**171**	**118**
Investments:		
Intangible fixed assets	(6)	(2)
Tangible fixed assets	(135)	(229)
Acquisition of consolidated company holdings	–	–
Short term financing loans	(4)	(3)
Cash flow from investments	(145)	(234)
Disposals:		
Tangible fixed assets	1	1
Securities, company holdings and transfer of branches	–	6
Collection and transfer of short term loans	–	5
Cash flow from disposals	1	12
Net cash flow from investments	**(144)**	**(222)**
Short-term financial loans	370	841
Long-term financial loans	(1)	119
Repayment of short-term financial loans	(102)	(52)
Repayment of long-term financial loans	(13)	(5)
Increase (decrease) in short term current account debts	(1)	–
Third party capital injection	7	–
Partial purchase of consolidated holdings	(11)	–
Dividends paid	(65)	(82)
Net cash flow from financing	**184**	**821**
Buy-back of treasury shares	**(18)**	**(36)**
Effect of variation to the consolidation area	–	(197)
Effect of other changes	14	–
Net cash flow for the period	**207**	**484**
Cash available at the beginning of the year	**595**	**877**
Cash available at the end of the year	**802**	**1,361**

Basis of presentation

This Six-monthly Report has been prepared in compliance with the International Financial Reporting Standards (hereafter "IFRS" or International Accounting Standards, hereafter "IAS") issued by the International Accounting Standards Board (IASB)[1] and adopted by the European Commission, pursuant to art. 6 of European Regulation No. 1606/2002 by the European Parliament and European Council of 19th July 2002[2].
This Consolidated Six-monthly Report has been prepared by applying the principle of historical cost, except those items that, in compliance with the International Financial Reporting Standards (IFRS) are stated at fair value, as illustrated under the evaluation criteria.

This report comprises data from Saipem SpA and all Italian and foreign subsidiaries over which Saipem SpA holds the right to exercise direct or indirect control by way of steering its financial and management decisions and reaping the relevant benefits. The consolidated financial statements also include, on a line-by-line proportional basis, the interim data of jointly managed companies by way of agreements with the other partners.
Companies held exclusively for subsequent sale, those in liquidation and minor investment, if considered immaterial, are excluded from the consolidation. Companies are considered immaterial if they do not exceed two of the following parameters: (i) total assets or liabilities: 3,125 thousand euros; (ii) total revenues: 6,250 thousand euros; (iii) average workforce: 50 units.

Moreover, companies, for which the consolidation does not produce significant economic and financial effects are not included in the scope of consolidation.

The effects of these exclusions are not material[3].

Subsidiaries excluded from consolidation, joint ventures, affiliated companies and other interests are accounted for as described below under the heading "Financial fixed assets".
Consolidated companies, non-consolidated controlled companies, affiliated companies and relevant interests as set forth in art. 126 of Consob resolution 11971 of 14th May 1999 and subsequent addenda, are indicated under the heading "Scope of Consolidation".

The consolidated accounts for the first half 2006 underwent a limited review by PricewaterhouseCoopers SpA. A limited review implies significantly less work as compared to a full audit performed according to the regulations governing external audits.

Considering their materiality, amounts are stated in millions of euros.

1 IFRS include: (i) International Financial Reporting Standards (IFRS); (ii) International Accounting Standards (IAS); (iii) the interpretations issued by International Financial Reporting Interpretation Committee (IFRIC) and by Standing Interpretation Committee (SIC) adopted by IASB. The name International Financial Reporting Standards (IFRS) has been adopted by IASB for the principles issued after May 2003. Principles issued before 2003 have kept the IAS denomination.
2 This Interim Report have been prepared in compliance with the provisions of IAS 34 "Interim Financial Statements"; the balance sheet, income and cash flow statements are unchanged when compared with those currently in use.
3 According to the dispositions of the Framework of international accounting standards, "information is material if its omission or misstatement could influence the economic decisions of users taken on the basis of the financial statements".

Principles of consolidation

Interests in companies included in the scope of consolidation

Fully owned companies are consolidated using the full consolidation method; therefore assets and liabilities, expenses and income related to fully consolidated companies are wholly incorporated into the consolidated financial statement; the book value of these interests is eliminated against the corresponding portion of the Shareholders' equity of the companies owned.

Jointly controlled entities are accounted for using the proportionate consolidation method; therefore the book value of interests in these companies is eliminated against the corresponding fraction of the Shareholders' equity of the companies owned; assets and liabilities, expense and income related to consolidated companies are incorporated into the consolidated financial statement proportionally to the interest held.

The Shareholders' equity in owned companies is determined by attributing to each item of the balance sheet the current value at the date of acquisition of control. Any positive residual difference is recognized as "Goodwill". Negative residual differences are charged against the income statement.

Gains or losses deriving from the disposal of interests in consolidated companies are recorded in the statement, for the amount corresponding to the difference between proceeds from the sales and the divested portion of equity sold.

Fractions of Shareholders' equity and of net income of minority interest are recognized under specific items of the financial statements. Minority interest is determined based on the fair value attributed to assets and liabilities at the date of the acquisition of control, excluding any related goodwill.

Dividends, revaluations, write-downs and losses on interests in consolidated companies, as well as gains and losses from inter-company disposals of shareholdings in consolidated companies are eliminated.

Inter-company transactions

Income deriving from inter-company transactions unrealized towards third parties is eliminated. Receivables, payables, revenues and costs, guarantees, commitments and risks among consolidated companies are also eliminated. Inter-company losses are not eliminated, since they reflect an actual decrease in the value of divested assets.

Foreign currency translation

Financial statements of consolidated companies denominated in currencies other than the euro are converted into euro applying exchange rates prevailing at year-end to assets and liabilities, the historical exchange rates to equity accounts and the average rates for the period to profit and loss account (source: Ufficio Italiano Cambi).
Exchange rate differences deriving from the application of different exchange rates for assets and liabilities, Shareholders' equity and profit and loss account are recognized under the item "Reserve for exchange rate differences" within Shareholders' equity for the portion relating to the Group and under the item "Minority interest" for the portion related to minority Shareholders.

Financial statements of foreign companies which have been translated into euros are denominated in the functional currency, i.e. the local currency or the currency in which most of the financial transactions as well as assets and liabilities are denominated.

Exchange rates that have been applied for the translation of financial statements in foreign currencies are as follows:

Currency	Average exchange rate - first half 2005	Exchange at 31.12.2005	Exchange at 30.06.2006	Average exchange rate - first half 2006
US Dollar	1.2847	1.1797	1.2713	1.2296
Pound Sterling	0.6859	0.6853	0.6921	0.6870
Algerian Dinar	92.9279	86.0380	93.2058	89.7176
Angolan Kwanza	112.4940	95.2956	102.1790	98.9025
Saudi Arabian Riyal	4.8147	4.4244	4.7681	4.6115
Australian Dollar	1.6627	1.6109	1.7117	1.6549
Azerbaijani Manat	6,227.6900	5,442.2300	1.1395	1.1189
Brazilian Real	3.3084	2.7432	2.7575	2.6965
Congo Franc cfa	655.9530	655.9500	655.9500	655.9500
Croatian Kuna	7.4205	7.3715	7.2445	7.3114
Canadian Dollar	1.5875	1.3725	1.4132	1.3999
Indian Rupee	56.0717	53.1679	58.5514	55.2594
Indonesian Rupee	12,094.2000	11,596.5000	11,776.1000	11,325.4584
Kazakhstan Tenghè	168.5230	157.7980	150.5520	155.8843
Malaysian Ringgit	4.8818	4.4584	4.6714	4.5321
Nigerian Naira	170.2670	153.2750	163.1610	158.2436
Norwegian Kroner	8.1413	7.9850	7.9360	7.9293
Peruvian New Sol	4.1872	4.0558	4.1476	4.0774
Russian Rouble	35.9261	33.9200	34.2400	34.0078
Singaporean Dollar	2.1162	1.9628	2.0137	1.9773
Swiss Franc	1.5462	1.5551	1.5672	1.5610
UAE Dirham	4.7187	4.3331	4.6694	4.5163

Accounting policies

The most significant accounting policies used for the preparation of the consolidated financial statements are shown below.

Non-current assets

Property, plant and equipment

Tangible assets, including investment properties, are recognized using the cost model and stated at their purchase or production cost including ancillary costs directly attributable to them as incurred to make the asset ready for use. In addition, when a substantial amount of time is required to make the asset ready for use, the purchase price or production cost includes the financial expenses incurred that would have theoretically been saved had the investment not been made. The purchase or production costs is net of Government grants that are recorded in a contra asset account when authorized, if all the required conditions have been met.

In the case of current obligations for the dismantling and removal of assets and the reclamation of sites, the carrying value includes, with a corresponding entry to a specific provision, the estimated (discounted) costs to be borne at the moment the asset is retired. Revisions of estimates for these provisions, for the passage of time and for changes in the discount rate are recognized under "Provisions for risks and charges".

No revaluation is made even in application of specific laws.

Assets carried under finance lease are included within the tangible assets, with a corresponding entry to the financial payable to the lessor, and depreciated using the criteria detailed below. When there is not reasonable certainty to purchase the assets the depreciation is calculated over the period of the lease if shorter than the useful life of the asset.

Tangible assets are systematically depreciated over the duration of their useful life taken as an estimate of the period for which the assets will be used by the company. When the tangible asset comprises more than one significant element with different useful lives, the depreciation is carried out for each component. The amount to be depreciated is represented by the book value reduced by the presumable net realizable value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even if bought together with a building. Tangible assets held for sale are not depreciated but are measured at the lower of the book value and fair value less costs of disposal.

Assets to be returned for free are depreciated over the shorter of the duration of the concession and the useful life of the assets.

Renewal, improvement and transformation costs which extend asset lives are capitalized.

The costs for the substitution of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the profit and loss account. Ordinary maintenance and repair costs are expensed when incurred.

When events occur that lead to a presumable reduction in the book value of tangible assets, their recoverability is tested by comparing their book value with the realizable value, represented by the greater of fair value less costs of disposal and its value in use.

In the absence of a binding sales agreement, fair value is estimated on the basis of market values of recent transactions, or of the best available information that shows the proceeds that the company could reasonably expect to collect from the disposal of assets.

Value in use is determined by discounting the expected cash flows deriving from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of disposal costs. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. The discounting is carried out at a rate that takes into account the implicit risk in the sectors where the entity operates.

Valuation is carried out for each single asset or, if the realizable value of single assets cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use, so called cash generating unit. When the reasons for their impairment cease to exist, Saipem reverses previously recorded impairment charges and records an income as asset revaluation in the profit and loss account. This asset revaluation is the lower between the recoverable amount and the book value increased by the amount of previously incurred impairments net of related amortization that would have been calculated had the impairment not been recognized.

Tangible assets destined for specific operating projects, for which no further future use is envisaged due to the peculiarities of the asset itself or the high usage sustained during the execution of the project, are amortized over the duration of the project.

Intangible assets

Intangible assets include assets which lack of physical consistence that are identifiable, controlled by the company and able to produce future economic benefits, and goodwill acquired in business combinations. An asset is identifiable when it can be distinguished from goodwill. This condition is normally met when: (i) the intangible asset arise from a legal or contractual right, or (ii) the asset is separable, i.e. can be sold, transferred, licensed, rented or exchanged, either individually or as an integral part of other assets. An entity controls an asset if it has the power to obtain the future economic benefits deriving from the underlying resource and to restrict the access of others to those benefits. Intangible assets are stated at cost as determined with the criteria used for tangible assets. No revaluation is made even in application of specific laws.
Intangible assets with a defined useful life are amortized systematically over the duration of their useful life which represents the period for which the assets will be used by the company; the recoverability of their book value is checked using the criteria described in the section "Property, plant and equipment".
Goodwill and other intangible assets with an indefinite useful life are not amortized. The recoverability of their carrying value is tested at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. With reference to goodwill, this test is performed at the level of the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure that included said goodwill. Impairment charges related to goodwill cannot be reversed.

Costs of technological development activities

Costs of technological development activities are capitalized when the company can demonstrate all of the following:
a) there is the technical capacity to complete the asset and make it available for use or sale;
b) there is the intention to complete the asset and make it available for use or sale;
c) it is possible to make the asset available for use or sale;
d) it can be shown that the asset is able to produce future economic benefits;
e) technical, financial and other resources are available to complete development of the asset and make the asset available for use or sale;
f) the cost attributable to the intangible asset can be reasonably determined.

Grants

Grants are recognized when all the conditions attached to them have been met and are recorded by reducing the purchase price or the production cost of the relevant assets. Grants related to income are recognized in the profit and loss account.

☐ Financial fixed assets

Investments

Investments in subsidiaries excluded from consolidation and associates are accounted for using the equity method. If it does not result in a misrepresentation of the company's financial condition and consolidated results, subsidiaries excluded from consolidation and associates are accounted for at cost, adjusted for impairment charges.
When the reasons for their impairment cease to exist, investments accounted for at cost are revalued within the limit of the impairment charge recognized and their effects are charged to the profit and loss account item "Other income (expense) from investments".
Other investments are recognized at their fair value with changes in fair value recorded in Shareholders' equity. When fair value cannot be reasonably determinated, investments are accounted for at cost, adjusted for impairment charges; impairment charges cannot be reversed.
The risk deriving from losses exceeding Shareholders' equity is recognized in a specific provision to the extent the parent company is required to fulfil legal or implicit obligations towards the subsidiary or to cover its losses.

Receivables and financial assets to be held to maturity

Receivables and financial assets to be held to maturity are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g. fees of agents or consultants, etc.). The initial carrying value is then adjusted to take into account capital repayments, impairment charges and amortization of the difference between the reimbursement value and the initial carrying value; amortization is carried out on the basis of the effective internal rate of return represented by the rate that equalizes, at the moment of the initial recognition, the present value of expected cash flows to the initial carrying value (so-called amortized cost method). The economic effects of the valuation according to the amortized cost method are charged as "Financial income (expenses)".

☐ Current assets

Inventories

Inventories, with the exception of contract work-in-progress, are stated at the lower between the purchase or production cost and the market value.

The cost for inventories is determined by applying the weighted-average cost method.

As inventories mostly consist of spare parts, the market value thereof is represented by their replacement cost or by their net realisable value, if lower.

Contract work-in-progress relating to long-term contracts is stated on the basis of contractual revenues, defined with customers with reasonable certainty, using the percentage of completion method and complying with the principle of prudence.

Given the nature of the contracts and the type of work, the percentage of completion is calculated on the basis of the work performed, being the percentage of costs incurred with respect to the total estimated costs (cost-to-cost method).

In order to consider the economic effects arising from the application of this method respect to the revenues already invoiced and recognized adjustments are included under "work-in-progress" caption if the difference respect to the revenues recognized is positive or under "trade payables" caption if negative.

The agreed revenues, where expressed in a foreign currency, are calculated by taking into account the spot exchange rate fixed by the designated hedging instruments or otherwise the spot exchange rate of period's end; the same method is used for any costs in a foreign currency.

The valuation of work-in-progress considers all directly related costs, contractual risks and contractual price revisions, where they can be objectively determined.

Additional revenues respect to original contracts are recognized only when probable and reasonably quantifiable.

Contract losses are charged entirely to the year in which they become known.

Bidding costs are expensed in the year in which they are incurred.

Current financial assets

Financial assets held for trading and financial assets available for sale are stated at fair value and the economic effects are charged, respectively, to the income statement item "Financial Income (Expenses)" and the balance sheet item "Other reserves". The fair value of financial instruments is represented by market quotations or, in their absence, by the value resulting from the adoption of suitable financial valuation models which take into account all the factors adopted by the market operators and the prices obtained in similar actual transactions in the market.

When the conditions for the purchase or sale of financial assets provide for the settlement of the transaction and the delivery of the assets within a given number of days determined by entities controlling the market or by agreements (e.g. purchase of securities on regulated markets), the transaction is recognized at the date of settlement.

Receivables are stated at their amortized cost (see above "Financial fixed assets").

Transferred financial assets are eliminated when the transaction, together with the cash flows deriving from it, lead to the substantial transfer of all risks and rewards associated to the ownership.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposit held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts.
Bank overdrafts are shown within borrowings on the balance sheet in the "Current liabilities" caption.

Treasury shares

Treasury shares are recorded at cost and as a reduction of Shareholders' equity. Gains following subsequent sales are recorded as an increase in Shareholders' equity.

Financial liabilities

Debt is carried at the amortized cost (see above "Financial fixed assets").

Provisions for risks and charges

Provisions for risks and charges concern risks and charges of a definite nature and whose existence is certain or probable but for which at year-end the amount or date of occurrence remains uncertain. Provisions are made when: (i) there is a current obligation, either legal or implicit, deriving from a past event; (ii) it is more likely than not that an outflow of resources will be required to settle the obligation; (iii) the amount of the obligation can be reliably estimated. Provisions are stated at the value that represents the best estimate of the amount that the company would reasonably pay to settle the obligation or to transfer it to third parties at year-end.
When the financial effect of time is significant and the payment date of the obligations can be reasonably estimated, the provisions are discounted; the increase in the provision related to the passing of time is charged to the income statement in the item "Financial Income (Expenses)".
When the liability refers to tangible asset (e.g. site restoration and abandonment), the provision is stated with a corresponding entry to the asset to which it refers; the income statement charge is made with the amortization process.
The costs that the company expects to bear to carry out restructuring plans are recognized in the year in which the company formally defines the plan and the interested parties have developed a valid expectation that the restructuring will occour.
The provisions are periodically updated to show the variations of estimated costs, timing and interest rates; the estimate revisions of the provisions are recognized in the same income statement item previously used to accrue the provision, or, when the liability regards tangible assets (i.e. site restoration and abandonment) with a corresponding entry to the assets to which they refer.
When required, notes to the Financial Statements includes the following potential liabilities: (i) possible, but not probable obligations deriving from past events, whose existence will be confirmed only when one or more future events beyond the company's control occur; (ii) current obligations deriving from past events whose amount cannot be reasonably estimated or whose fulfilment will probably be not expensive.

Employee post-employment benefits

Post-employment benefit plans, even if not formalized, according to their features, may qualify as defined contribution plans or defined benefit plans. In the first case, the company's obligation, consisting of making payments to the State or to a trust or a fund, is determined on the basis of due contributions, minus any sums already paid.
The liabilities related to defined benefit plan[4], net of any plan assets, are determined on the basis of actuarial assumptions[5] and charged to the relevant year consistently with the employment period required to obtain the benefits; the evaluation of liabilities is made by independent actuaries.

4 Given the uncertainties related to their payment date, employee termination indemnities are considered as a defined benefit plan.
5 Actuarial assumptions concern, among other things, the following variables: (i) level of future salaries; (ii) employee mortality rate; (iii) employee turnover rate; (iv) share of participants with successors entitled to benefits (e.g. spouses and children); (v) for medical assistance plans, frequency of reimbursement claims and future changes in medical costs; (vi) interest rates.

Actuarial gains and losses of defined benefit plans, deriving from a change in the actuarial assumptions used or from a change in the conditions of the plan, in excess of the greater of 10% of the value of the plan assets or 10% of the defined benefit obligation, are charged or credited to income statement.

Revenues

Revenues from sales of products and services rendered are recognized upon transfer of risks and rewards associated to the ownership or upon the completion of the service rendered.

The allowances of revenues related to partially rendered services are recognized with respect to the accrued considerations, if it is possible to reasonably determine the state of completion and there are no relevant uncertainties concerning the amounts and the existence of the revenue and related costs; otherwise they are recognized within the limits of the recoverable costs incurred.

The revenues related to contract work-in-progress are recognized on the basis of contractual revenues by reference to the stage of completion of a contract measured on the cost-to-cost basis. Revenues for contract work-in-progress in a foreign currency are recognized at the euro spot exchange rate of the date when the stage of completion of a contract is measured; such a value is adjusted to take into account the hedge accounting.

Advances are recognized at the spot exchange rate of the date of payment.

The requests for additional revenues, deriving from a change in the scope of the work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the relevant amount; claims deriving for instance from additional costs incurred for reasons attributable to the client are included in the total amount of revenues when it is probable that the counterpart will accept them. Works not yet agreed with customers are recognized at the year-end exchange rate.

Revenues are stated net of returns, discounts, rebates and bonuses, as well as directly related taxation.

Costs

Costs are recognized when the related goods and services are sold, consumed or allocated, or when their future useful lives cannot be determined.

Operating lease payments are recognized in the income statement over the length of the contract.

Labour costs comprise remuneration paid, provisions made to pension funds, accrued holidays, national insurance and social security contributions in compliance with national contracts and current legislation.

Labour costs include stock grants and stock options granted to managers from 1st January 2003, consistently with their remunerative nature. The cost is determined based on the fair value of the rights granted to the employee, plus any charges borne by the employer (social contributions and employee termination indemnities); the portion relevant to the year is calculated pro rata over the period to which the incentive refers (vesting period) [6]. The fair value of stock grants is represented by the current value of the shares at the date of the award, reduced by the current value of the expected dividends in the vesting period. The fair value of stock options is the value of the option calculated with the Black-Scholes method that takes into account the exercise conditions, current price of the shares, expected volatility and the risk-free rate.

The fair value of stock grants and stock option plans for Saipem SpA employees is shown in the item "Labour costs – other costs" and as a contra to "Retained earnings". The allowance for employee termination indemnities ("TFR") and social contributions calculated on the fair value is recognized in a contra account in the item "Provision for employee benefits".

The fair value of stock grant plans for employees of controlled companies is shown at the grant date in the item "Financial expenses" and as a contra to "Retained earnings" and is subsequently recharged to the various companies in a contra account in the item "Financial income - other".

The fair value of stock option plans is shown as a contra-entry in the item "Retained earnings".

Costs related to the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or, in any case, costs borne for other scientific research activities or technological development, are generally considered current costs and expensed as incurred.

6 For stock grants, the period between the date of the award and the date of allocation of stock; for stock options, the period between the date of the award and the date on which the option can be exercised.

These costs are capitalized when they meet the requirements listed under "Costs of technological development" (please refer to item described above).

☐ Exchange rate differences

Revenues and costs concerning transactions in foreign currencies are stated at the spot exchange rate on the date that the transaction occurs.

Monetary assets and liabilities denominated in foreign currency are converted into euros by applying the year-end exchange rate and the effect is recognized in the income statement.

Non-monetary assets and liabilities denominated in foreign currency measured at cost are stated at the initial exchange rate; when they are measured at fair value, at recoverable value or realizable value, the exchange rate applied is that of the day of recognition.

☐ Dividends

Dividends are recognized at the date of the general Shareholders' meeting in which they were declared.

☐ Income taxes

Current income taxes are determined on the basis of the estimated taxable income; the estimated liability is recognized in the item "Current tax liabilities". Current tax liabilities and assets are measured at the amount expected to be paid to (recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets or liabilities are provided on temporary differences arising between the carried amounts of the the assets and liabilities in the financial statements and their tax basis. Deferred tax assets are recognized when their realization is considered probable.

Deferred tax assets and liabilities are recorded under non-current assets and liabilities and are offset at single entity level if referred to offsettable taxes. The balance of the offset, if positive is recognized in the item "Deferred tax assets" and if negative in the item "Deferred tax liabilities".

When the results of transactions are recognized directly in the Shareholders' equity, current taxes, deferred tax assets and liabilities are also charged to the Shareholders' equity.

☐ Derivatives

Derivatives are assets and liabilities recognized at their fair value.

Consistently with its business requirements, Saipem classifies derivatives as hedging instruments, whenever possible.

Derivatives are classified as hedging instruments when the relationship between the derivative and the hedged item is formally documented and the effectiveness of the hedge on an ongoing basis is high. When hedging instruments cover the risk of variation of the fair value of the hedged item (fair value hedge; e.g. hedging of the variability on the fair value of fixed interest rate assets/liabilities), the derivatives are stated at fair value and the effects charged to the income statement; consistently the hedged items are adjusted to reflect the variability of fair value associated with the hedged risk.

Cash flow hedges cover the cash flow variation risks that may affect the income statement in the future; these risks are usually associated to a balance sheet asset or liability (such as future payables of debts at variable interest rates) or highly probable forecast transactions, for instance construction costs/revenues.

The effective portion of variations in fair value of derivatives, as defined as hedging contracts by IAS 39, are posted to a hedging reserve and are charged as income over the period in which the hedged item affects the income statement.

The ineffective portion of changes in fair value of derivatives, as well as the entire changes in fair value of those derivatives that have not been defined as hedging contracts by IAS 39, are charged directly to the income statement in the item "Financial income (expenses)".

Risk management

Main risks identified and managed by Saipem are the following:
(i) market risks deriving from the exposure to fluctuations of interest rates, of exchange rates between the euro and the other currencies used by the company, as well as the volatility of commodity prices;
(ii) the credit risk deriving from the possible default of a counterparty;
(iii) the liquidity risk deriving from the lack of financial resources to face short-term commitments;
(iv) the operation risk deriving from the occurrence of accidents, malfunctioning, failures with injury to persons and damage to the environment affecting operating and financial results;
(v) country risk of operations.

Market risk
Saipem operates worldwide in business sectors that are exposed to market risks resulting from changes in interest rates, exchange rates and price of materials. The risk of fluctuations in prices and financial flows is strictly linked to the nature of this business and can only be partially offset through appropriate risk management policies.
The market risk also includes exchange and interest rate risks.

Risk of price variations and financial flows
Saipem's results are influenced by variations in oil prices, insurance premia and price of raw materials. Furthermore, Saipem's financial flows are exposed to fluctuations in interest and exchange rates.

Exchange rate risk
Exchange rate risk derives from the fact that Saipem's operations are conducted in non-euro areas, revenues from operational contracts are denominated or linked to the US dollar and by the time lag existing between the recognition of revenues and costs denominated in currencies other than the functional currency and the actual time of the relevant monetary transaction (transaction exchange rate risk).
Saipem's strategy to reduce the market risk exposure arising from exchange rate fluctuations by utilising derivatives. Planning and management for this activity is the responsibility of the Treasury Department, which closely monitors the correlation between derivatives and their underlying flows as well as ensuring their correct accounting representation in compliance with the international financial reporting standards.

Interest rate risk
The risk exposure arising from interest rate fluctuations within the Saipem Group is associated mainly with long-term financing with variable rates. To reduce this risk, Interest rate swaps (I.R.S.) are entered into, as they also ensure a balanced relation between debt at fixed and variable interest rates.

Credit risk
Credit risk represents Saipem's exposure to incur a loss in the event of non-performance by a counterparty. The credit risk arising from the Group's normal commercial operations is managed by the business units and the administration department on the basis of Group-approved guidelines and periodic reporting. As for financial investments and the utilization of financial instruments, including derivatives, companies adopt the guidelines issued by the Treasury Department of Saipem SpA. At present, Saipem has no significant concentrations at credit risk.

Liquidity risk
Liquidity risk is the risk that suitable sources of funding for business activities may not be sufficient to cover commitments. At present, through the management of flexible credit lines suitable with business requirements, Saipem believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.

Operation risks
Saipem's activities present industrial and environmental risks and are therefore subject to extensive government regulations concerning environmental protection and industrial security in most countries.
Saipem adopted the most stringent standards for the evaluation and management of industrial and environmental

risks, complying with the industry best practices. Business units evaluate through specific procedures the related industrial and environmental risks in addition to taking into account the regulatory requirements of the countries where these activities are located. In 2005, Saipem has further strengthened its commitment to HSE activities, the prevention of environmental risks, health and safety.

Country risk

Substantial portions of Saipem's operations are performed in countries outside the EU and North America, certain of which may be politically or economically less stable. Saipem constantly monitors the political, social and economic risks of the approximately 100 countries where it invested or intends to invest. Country risks are mitigated by means of appropriate guidelines for risk management that Saipem defined in its procedure for "Project Risk Assessment and Management"

Changes in accounting principles

As of January 2006, Saipem applies: (i) the requirements of IFRIC 4 "Determining whether an arrangement contains a lease" that provide guidance for determining whether arrangements that do not take the legal form of a lease but which convey rights to use assets in return for a payment or series of payments should be treated as a lease; (ii) the amendments to IAS 39 "Financial instruments: recognition and measurement" that are related to: (a) the possibility to qualify as hedging instruments, in relation to cash flow operations, the intercompany transactions expected and highly probable on condition that these transactions are denominated in a functional currency of the entity that carries out the operation and the exposure to the exchange rate risk determines some effects in consolidated profit and loss account; (b) the recognition and measurement of financial guarantees that are recorded when they are issued, as liability valued at the market value and, then, in relation to the execution risk, at the greater between the best estimates of the charge to be sustained to fulfil the obligation and the initial amount reduced of premiums collected; (iii) the requirements of IFRIC 5 "Rights to interests arising from decommissioning, restoration and environmental funds" that provide guidance for determining the recognition and measurement for the contribution to decommissioning, restoration and environmental rehabilitation funds that have the following features: (a) the assets are held or administered by a separate legal entity; and (b) contributor's right to access the assets of the fund is restricted. The contributor recognises its obligation to pay decommissioning costs as a liability and its interest in the fund separately. In the case that the interest means having control, having joint control or significant influence over the fund, the entity contributor must recognise the interest in the fund as an investment in a subsidiary, associate or jointly controlled venture.

The adoption of these principles did not generate a significant effect.

Use of accounting estimates

The application of generally accepted accounting standards in the preparation of these consolidated financial statements requires Management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based.
Summarised below are the accounting estimates that require more subjective judgment by our management. Such assumptions or estimates regard the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect future results.

Contract work in progress
The determination of contract work in progress is based on estimated revenues and costs over the full life of the contract in case of long-term contracts, whose appreciation is subject, by its nature, to significant evaluation criteria. Contract work in progress includes extra revenues from additional works following modifications to the original contracts where their realisation is likely and they can be reasonably quantified. Owing to the ever-increasing volumes generated by EPIC (Engineering, Procurement, Installation and Construction) type projects, which are intrinsically highly complex, large-scale, long-term and involve a high level of unpredictability, the periodic statements include expected additional revenues even before a formal agreement with the counterpart is reached.

Impairment of assets
Fixed assets and intangible assets are written down whenever events and changes in circumstances indicate that the carrying amount may not be recoverable. The amount of an impairment charge is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value, net of disposal costs and value in use, net of disposal costs. The estimated fair value is usually based on the present values of expected future cash flows using assumptions commensurate with the risks involved in the asset group. The expected future cash flows used for impairment reviews are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate related to the activity involved.

Business combination
Accounting for the acquisition of a business requires the allocation of the purchase price to the various assets and liabilities of the acquired business at fair value. Any positive residual difference is recognised as "Goodwill". Negative residual differences are charged against profit and loss account. Management uses all available information to make these fair value determinations and, for major business acquisitions, typically engages an outside appraisal firm to assist in the fair value determination of the acquired long-lived assets.

Contingencies
Saipem makes accruals for contingencies primarily related to employee benefits, litigation and tax issues. Determining appropriate amounts for accrual is a complex estimation process that includes subjective judgements.

Post-retirement benefits
Post-retirement benefits resulting from defined benefit plans are evaluated with reference to uncertain events and based upon actuarial assumptions including, among others, discount rates, expected rates of return on any plan assets, expected rates of salary increases, medical cost trend rates, estimated retirement dates, mortality rates.
The significant assumptions used to account for pensions and other post-retirement benefits are determined as follows: (i) discount and inflation rates reflect the rates at which the benefits could be effectively settled, taking into account the duration of the obligation. Indications used in selecting the discount rate include rates of annuity contracts and rates of return on high-quality fixed-income investments (such as government bonds). Inflation rates reflect market conditions observed country by country; (ii) the future salary levels of the individual employees are determined

including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority, promotion and other factors; (iii) healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilisation, and changes in health status of the participants; (iv) demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for the individual employees involved, based principally on available actuarial data; (v) determination of expected rates of return on assets is made through compound averaging. For each plan, the distribution of investments among bonds, equities and cash and the expected rates of return on bonds, equities and cash are taken into account. A weighted-average rate is then calculated.
Differences between projected and actual costs and between the projected return and the actual return on plan assets routinely occur and are called actuarial gains and losses. Saipem applies the corridor method to amortize its actuarial losses and gains. This method amortizes on a pro-rata basis the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

Consolidation area

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
CONSOLIDATING COMPANY							
Saipem SpA	S. Donato Mil.se (MI)	EUR	441,410,900	Eni SpA	42.91		
				Saipem SpA	1.74		
				Third parties	55.35		
CONTROLLED COMPANIES							
Italy							
Bos Italia Srl	Milan	EUR	10,000	Saipem sa	100.00	100.00	F.C.
Consorzio Ras - Realizzazioni Attraversamenti Sotterranei (**)	Udine	EUR	10,329	Snamprogetti SpA	51.00		N.E.
				Third parties	49.00		
Consorzio Sapro	San Giovanni Teatino (CH)	EUR	10,329	Saipem SpA	51.00		Co.
				Third parties	49.00		
Energy Maintenance Services SpA	S. Donato Mil.se (MI)	EUR	9,020,216	Saipem SpA	100.00	100.00	F.C.
Engineering & Management Services SpA	S. Donato Mil.se (MI)	EUR	309,600	Snamprogetti SpA	100.00	100.00	F.C.
Intermare Sarda SpA	Tortolì (NU)	EUR	6,708,000	Saipem SpA	100.00	100.00	F.C.
Saipem Energy International SpA	S. Donato Mil.se (MI)	EUR	2,550,000	Saipem SpA	100.00	100.00	F.C.
Saipem FPSO SpA (ex Sonsub SpA)	S. Donato Mil.se (MI)	EUR	884,000	Saipem SpA	100.00	100.00	F.C.
Saipem Project SpA	S. Donato Mil.se (MI)	EUR	5,000,000	Saipem SpA	100.00	100.00	F.C.
Snamprogetti SpA	S. Donato Mil.se (MI)	EUR	103,200,000	Saipem Project SpA	100.00	100.00	F.C.
Snamprogetti Sud SpA	Vibo Valentia	EUR	5,000,040	Snamprogetti SpA	100.00	100.00	F.C.
Abroad							
Andromeda Consultoria Tecnica e Rapresentações Ltda	Rio de Janeiro (Brazil)	BRL	231,150,000	Snamprogetti SpA	99.00	100.00	F.C.
				Snamprogetti Management Services SA	1.00		
Boscongo sa	Pointe Noire (Congo)	XAF	200,000,000	Saipem sa	99.98	100.00	F.C.
				Third parties	0.02		
Bos Investment Limited	London (UK)	GBP	5,000,000	Saipem sa	100.00	100.00	F.C.
Bos-Uie Limited	London (UK)	GBP	3,300,000	Bos Investment Limited	100.00	100.00	F.C.
Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	Frankfurt (Germany)	EUR	25,565	Saipem sa	95.00	100.00	F.C.
				Camom sa	5.00		
Camom Industrie Instandhaltung GmbH e Co.Kg. (**)	Spergau (Germany)	EUR	25,565	Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	100.00		Co.
Camom Industrie Instandhaltung Verwaltungs GmbH (**)	Spergau (Germany)	EUR	25,565	Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	100.00		Co.
Camom sa	Montigny le Bretonneux (France)	EUR	2,897,500	Saipem sa	100.00	100.00	F.C.
CENMC Canada Inc.	Montreal (Canada)	CAD	100	European Maritime Commerce BV	100.00	100.00	F.C.
Conception Maintenance Petrochimique de l'Ouest (***)	S. Vigor d'Ymonville (France)	EUR	305,000	Camom sa	99.97		N.E.
				Third parties	0.03		
Delong Hersent - Estudos, Construções Maritimas e Partecipações, Unipessoal Lda	Funchal (Portugal)	EUR	5,000	Saipem sa	100.00	100.00	F.C.
Entreprise Nouvelle Marcellin sa	Marseille (France)	EUR	1,018,700	Saipem sa	100.00	100.00	F.C.
ER SAI Caspian Contractor Llc	Almaty (Kazakhstan)	KZT	1,105,930,000	Saipem International BV	50.00	50.00	F.C.
				Third parties	50.00		
ERS Equipment Rental & Services BV	Amsterdam (Netherlands)	EUR	90,760	Saipem International BV	100.00	100.00	F.C.
European Maritime Commerce BV	Amsterdam (Netherlands)	EUR	18,000	ERS Equipment Rental & Services BV	100.00	100.00	F.C.
European Marine Contractors Ltd	London (UK)	GBP	1,000,000	European Marine Investments Limited	50.00	100.00	F.C.
				Saipem UK Ltd	50.00		
European Marine Investments Limited	London (UK)	USD	20,000,000	Saipem International BV	100.00	100.00	F.C.
Global PetroProjects Services AG	Zurich (Switzerland)	CHF	5,000,000	Saipem International BV	100.00	100.00	F.C.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
Guangdong Contractor Snc	Montigny le Bretonneux (France)	EUR	1,000	Entreprise Nouvelle Marcellin sa	60.00	60.00	P.C.
				Third parties	40.00		
Hazira Cryogenic Engineering & Construction Management Pvt Ltd	Mumbai (India)	INR	100,000	Services et Equipements Gaziers et Petroliers sa	55.00	55.00	F.C.
				Third parties	45.00		
Hazira Marine Engineering & Construction Management Pvt Ltd	Mumbai (India)	INR	100,000	Saipem sa	99.99	100.00	F.C.
				Sofresid sa	0.01		
Katran-k Limited Liability Company	Krasnodar (Russian Federation)	RUB	1,603,800	Saipem International BV	100.00	100.00	F.C.
Moss Arctic Offshore A/S	Lysaker (Norway)	NOK	100,000	Moss Maritime A/S	100.00	100.00	F.C.
Moss Maritime A/S	Lysaker (Norway)	NOK	40,000,000	Saipem International BV	100.00	100.00	F.C.
Moss Maritime Inc	Houston (USA)	USD	145,000	Moss Maritime A/S	100.00	100.00	F.C.
Moss Offshore A/S	Lysaker (Norway)	NOK	20,000,000	Moss Maritime A/S	100.00	100.00	F.C.
Nigerian Services & Supply Company Limited	Lagos (Nigeria)	NGN	40,000,000	Saipem sa	100.00	100.00	F.C.
North Caspian Service Company Limited Liability Partnership	Almaty (Kazakhstan)	KZT	103,000	Saipem International BV	100.00	100.00	F.C.
Petrex SA	Iquitos (Peru)	PEN	37,319,045	Saipem International BV	100.00	100.00	F.C.
Petromar Lda	Luanda (Angola)	USD	357,143	Delong Hersent - Estudos, Construções Maritimas e Partecipações, Unipessoal Lda	70.00	70.00	F.C.
				Third parties	30.00		
PT Saipem Indonesia	Jakarta (Indonesia)	USD	30,000,000	Saipem International BV	100.00	100.00	F.C.
PT Sofresid Engineering	Jakarta (Indonesia)	IDR	3,016,000,000	Sofresid sa	99.90	100.00	F.C.
				Sofresid Engineering	0.10		
Saibos Akogep Snc	Montigny le Bretonneux (France)	EUR	39,000	Saibos sas	70.00	70.00	P.C.
				Third parties	30.00		
Saibos Construções Maritimas Lda	Funchal (Portugal)	EUR	27,551,052	Saipem sa	100.00	100.00	F.C.
Saibos FZE	Dubai (United Arab Emirates)	AED	1,000,000	Saibos Construções Maritimas Lda	100.00	100.00	F.C.
Saibos sas	Montigny le Bretonneux (France)	EUR	5,038,173	Saipem sa	100.00	100.00	F.C.
Saigut SA de Cv	Ensenada (Mexico)	MXN	50,000	Saimexicana SA de Cv	80.00	80.00	F.C.
				Third parties	20.00		
Saimexicana SA de Cv	Mexico City (Mexico)	MXN	50,000	Saipem sa	100.00	100.00	F.C.
Saipem (Malaysia) Sdn Bhd	Kuala Lumpur (Malaysia)	MYR	1,033,500	Saipem International BV	41.94	100.00	F.C.
				Third parties	58.06		
Saipem (Nigeria) Ltd	Lagos (Nigeria)	NGN	259,200,000	Saipem International BV	89.41	89.41	F.C.
				Third parties	10.59		
Saipem (Portugal) Comércio Maritimo Lda	Funchal (Portugal)	EUR	299,278,738	Saipem (Portugal) Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem (Portugal) Gestão de Participações SGPS SA	Funchal (Portugal)	EUR	49,900,000	Saipem International BV	100.00	100.00	F.C.
Saipem America Inc	Wilmington (USA)	USD	50,000,000	Saipem International BV	100.00	100.00	F.C.
Saipem Argentina Samicy F. (***)	Buenos Aires (Argentina)	ARS	150,000	Saipem International BV	98.77		N.E.
				Third parties	1.23		
Saipem Asia Sdn Bhd	Kuala Lumpur (Malaysia)	MYR	8,116,500	Saipem International BV	100.00	100.00	F.C.
Saipem Australia Pty Ltd (***)	Sydney (Australia)	AUD	10,661,000	Saipem International BV	100.00		N.E.
Saipem Contracting (Nigeria) Ltd	Lagos (Nigeria)	NGN	827,000,000	Saipem International BV	97.94	97.94	F.C.
				Third parties	2.06		
Saipem Contracting Algerie SpA	Hassi Messaoud (Algeria)	DZD	10,000,000	Sofresid sa	99.94	100.00	F.C.
				Saipem sa	0.01		
				Third parties	0.05		
Saipem do Brasil Serviços de Petroleo Ltda	Rio de Janeiro (Brazil)	BRL	10,502,327	Saipem FPSO SpA	100.00	100.00	F.C.
Saipem Energy International Ltd (**)	New Malden (UK)	GBP	6,000,000	Saipem UK Ltd	100.00		N.E.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
Saipem Engineering Nigeria Limited	Lagos (Nigeria)	NGN	18,750,000	Saipem International BV	100.00		N.E.
Saipem Holding France sas	Montigny le Bretonneux (France)	EUR	40,000	Saipem International BV	100.00	100.00	F.C.
Saipem India Project Services Limited	Chennai (India)	INR	2,000,000	Saipem sa	100.00	100.00	F.C.
Saipem International BV	Amsterdam (Netherlands)	EUR	172,444,000	Saipem SpA	100.00	100.00	F.C.
Saipem Logistics Services Limited	Lagos (Nigeria)	NGN	55,000,000	Saipem International BV	100.00		N.E.
Saipem Luxembourg SA	Luxembourg (Luxembourg)	EUR	31,002	Saipem (Portugal) Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem Mediterranean Services Llc	Rijeka (Croatia)	HRK	1,500,000	Saipem International BV	100.00	100.00	F.C.
Saipem Misr for Petroleum Services (S.A.E.)	Port Said (Egypt)	EUR	2,000,000	Saipem International BV	99.92		N.E.
				Ers Equipment Rental & Services BV	0.04		
				European Maritime Commerce BV	0.04		
Saipem Perfurações e Construções Petrolíferas América do Sul Lda	Funchal (Portugal)	EUR	224,459	Saipem (Portugal) Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem sa	Montigny le Bretonneux (France)	EUR	26,488,695	Saipem SpA	100.00	100.00	F.C.
Saipem Services sa	Bruxelles (Belgium)	EUR	61,500	Saipem International BV	99.98	100.00	F.C.
				ERS Equipment Rental & Services BV	0.02		
Saipem Services México SA de Cv	Mexico City (Mexico)	MXN	50,000	Saimexicana Sa de Cv	100.00	100.00	F.C.
Saipem Singapore Pte Ltd	Singapore (Singapore)	SGD	25,000	Saipem sa	100.00	100.00	F.C.
Saipem UK Ltd	New Malden (UK)	GBP	6,470,000	Saipem International BV	100.00	100.00	F.C.
Saipem Venezuela sa	Caracas (Venezuela)	VEB	20,000,000	Saipem sa	99.95		Co.
				Third parties	0.05		
SAIR Construções Mecanicas de Estruturas Maritimas Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) Gestão de Participações SGPS SA	86.00	86.00	F.C.
				Third parties	14.00		
SAS Port de Tanger Société par Actions Simplifiée Unipersonelle	Montigny le Bretonneux (France)	EUR	37,000	Saipem sa	100.00	100.00	F.C.
SASP Offshore Engineering UK Ltd (**)	New Malden (UK)	GBP	500,000	Saipem Energy International Ltd	100.00		N.E.
Saudi Arabian Saipem Ltd	Al-Khobar (Saudi Arabia)	SAR	5,000,000	Saipem International BV	60.00	100.00	F.C.
				Third parties	40.00		
Services et Equipements Gaziers et Petroliers sa	Donges (France)	EUR	38,125	Saipem sa	99.76	100.00	F.C.
				Third parties	0.24		
Shipping and Maritime Services Limited	Lagos (Nigeria)	NGN	13,000,000	ERS Equipment Rental & Services BV	100.00		N.E.
Snamprogetti Africa (Nigeria) Ltd	Lagos (Nigeria)	NGN	5,000,000	Snamprogetti Netherlands BV	99.00		N.E.
				Snamprogetti Management Services SA	1.00		
Snamprogetti Canada Inc	Montreal (Canada)	CAD	1,000	Snamprogetti Netherlands BV	100.00	100.00	F.C.
Sanmprogetti Engineering BV	Amsterdam (Netherlands)	EUR	18,151	Snamprogetti Netherlands BV	100.00		N.E.
Snamprogetti France Sarl	Paris (France)	EUR	22,867	Snamprogetti Netherlands BV	100.00	100.00	F.C.
Snamprogetti Kazakhstan LLP (**)	Almaty (Kazakhstan)	KZT	15,000,000	Snamprogetti Netherlands BV	99.00		N.E.
				Snamprogetti Management Services SA	1.00		
Snamprogetti Ltd	Basingstoke (UK)	GBP	15,000,000	Snamprogetti Management Services SA	100.00	100.00	F.C.
Snamprogetti Lummus Gas Ltd	Msida (Malta)	EUR	50,000	Snamprogetti Netherlands BV	99.00	99.00	F.C.
				Third parties	1.00		
Snamprogetti Management Services SA	Geneva (Switzerland)	CHF	50,000,000	Snamprogetti Netherlands BV	99.99	100.00	F.C.
				Third parties	0.01		
Snamprogetti Netherlands BV	Amsterdam (Netherlands)	EUR	92,117,340	Snamprogetti SpA	100.00	100.00	F.C.
Snamprogetti Romania Srl	Bucarest (Romania)	ROL	4,075,150	Snamprogetti Netherlands BV	99.00		N.E.
				Snamprogetti Management Services SA	1.00		
Snamprogetti Saudi Arabia Ltd	Al-Khobar (Saudi Arabia)	SAR	10,000,0000	Snamprogetti Management Services SA	75.00	100.00	F.C.
				Third parties	25.00		

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
Snamprogetti USA Inc	Dover (USA)	USD	2,000	Snamprogetti Management Services SA	100.00	100.0	F.C.
SNC Saipem - Bouygues TP	Monaco (Principality of Monaco)	EUR	10,000	Saipem sa	70.00	70.00	P.C.
				Third parties	30.00		
Société de Construction d'Oleoducs Snc	Donges (France)	EUR	39,000	Services et Equipements Gaziers et Petroliers sa	99.90	100.00	F.C.
				Camom sa	0.10		
Société Nouvelle Technigaz sa	Montigny le Bretonneux (France)	EUR	228,750	Saipem sa	99.96	100.00	F.C.
				Third parties	0.04		
Sofresid Engineering sa	Montigny le Bretonneux (France)	EUR	1,267,143	Sofresid sa	99.99	100.00	F.C.
				Third parties	0.01		
Sofresid sa	Montigny le Bretonneux (France)	EUR	8,253,840	Saipem sa	100.00	100.00	F.C.
Sonsub A/S	Randaberg (Norway)	NOK	1,882,000	Saipem International BV	100.00	100.00	F.C.
Sonsub International Pty Ltd	Sydney (Australia)	AUD	13,157,570	Saipem International BV	100.00	100.00	F.C.
Sonsub Ltd	Aberdeen (UK)	GBP	5,901,028	Saipem International BV	100.00	100.00	F.C.
Star Gulf Free Zone Company	Dubai (United Arab Emirates)	AED	500,000	Saipem (Portugal) Gestão de Participações SGPS SA	80.00	100.00	F.C.
				Saipem (Portugal) Comércio Marítimo Lda	20.00		
STTS Snc	Montigny le Bretonneux (France)	EUR	1,000	Saipem sa	57.00	60.00	P.C.
				Société Nouvelle Technigaz sa	3.00		
				Third parties	40.00		
Sud Est Cie	Aix en Provence (France)	EUR	152,704	Sofresid sa	99.62		Co.
				Third parties	0.38		
TBE Ltd	Damietta (Egypt)	EGP	50,000	Société Nouvelle Technigaz sa	70.00	70.00	F.C.
				Third parties	30.00		
ASSOCIATED COMPANIES							
Italy							
ASG Scarl	S. Donato Mil.se (MI)	EUR	50,864	Snamprogetti SpA	55.41	55.41	P.C.
				Third parties	44.59		
Bormida 2005 Scarl	Cesena	EUR	10,000	Snamprogetti SpA	45.00		N.E.
				Third parties	55.00		
CEPAV (Consorzio ENI per L'Alta Velocità) Uno	S. Donato Mil.se (MI)	EUR	51,646	Snamprogetti SpA	50.10	50.36	P.C.
				Saipem SpA	0.26		
				Third parties	49.64		
CEPAV (Consorzio ENI per L'Alta Velocità) Due	S. Donato Mil.se (MI)	EUR	51,646	Snamprogetti SpA	40.00		N.E.
				Saipem SpA	12.00		
				Third parties	48.00		
Consorzio Bonifica Aree e Siti Inquinati	Milan	EUR	20,658	Snamprogetti SpA	50.00		N.E.
				Third parties	50.00		
Consorzio Controlli Integrati in Agricoltura (**)	Rome	EUR	51,646	Snamprogetti SpA	22.50		N.E.
				Third parties	77.50		
Consorzio Saipem Energy International - Tecnomare SpA (**)	S. Giuliano Mil.se (MI)	EUR	10,000	Saipem Energy International SpA	50.00	50.00	P.C.
				Tecnomare	50.00		
Consorzio Snamprogetti ABB LG Chemicals	S.Donato Mil.se (MI)	EUR	50,000	Snamprogetti SpA	50.00	50.00	P.C.
				Third parties	50.00		
Consorzio UMA (**)	Naplesi	EUR	17,557	Snamprogetti SpA	23.53		N.E.
				Third parties	76.47		
Consorzio USG (**)	Parma	EUR	25,823	Saipem SpA	40.00		Co.
				Third parties	60.00		

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
ITA - Consorzio Italiano per il Telerilevamento dell'Ambiente e dell'Agricoltura	Rome	EUR	12,395	Snamprogetti SpA	49.00		N.E.
				Third parties	51.00		
Modena Scarl	S. Donato Mil.se (MI)	EUR	400,000	Snamprogetti SpA	59.33	59.33	P.C.
				Third parties	40.67		
Rodano Consortile Scarl	S. Donato Mil.se (MI)	EUR	250,000	Snamprogetti SpA	53.57	53.57	P.C.
				Third parties	46.43		
Rosbos Scrl (**)	Ravenna	EUR	10,400	Saipem sa	50.00		N.E.
				Third parties	50.00		
Rosfin Srl	Ravenna	EUR	9,649,200	Saipem sa	33.33		Co.
				Third parties	66.67		
SP - TKP Fertilizer Srl	S.Donato Mil.se (MI)	EUR	50,000	Snamprogetti SpA	50.00	50.00	P.C.
				Third parties	50.00		
TSKJ Italia Srl	S.Donato Mil.se (MI)	EUR	50,000	Snamprogetti SpA	25.00		N.E.
				Third parties	75.00		
Abroad							
Africa Oil Services sa	Guyancourt (France)	EUR	37,500	Services et Equipements Gaziers et Petroliers sa	44.88		N.E.
				Third parties	55.12		
Ateliers Ferroviaires D'artix sas	Artix (France)	EUR	80,000	Camon sa	49.48		Co.
				Third parties	50.52		
Barber Moss Ship Management A/S	Lysaker (Norway)	NOK	1,000,000	Moss Maritime A/S	50.00		N.E.
				Third parties	50.00		
Bonny Project Management Co. Ltd	Greenford (UK)	GBP	1,000	LNG - Serviços e Gestão de Projectos Lda	100.00		Co.
Bos Shelf Limited Society	Baku City (Azerbaijan)	AZM	10,000,000	Star Gulf Free Zone Company	50.00	50.00	P.C.
				Third parties	50.00		
Charville - Consultores e Serviços, Lda	Funchal (Portugal)	EUR	5,000	Snamprogetti Netherlands BV	50.00	50.00	P.C.
				Third parties	50.00		
CMS & WLL	Doha (Qatar)	QAR	500,000	Snamprogetti Netherlands BV	20.00	50.00	P.C.
				Third parties	80.00		
Dalia Floater Angola Snc	Coubervoie (France)	EUR	0.1	Entreprise Nouvelle Marcellin sa	27.50	27.50	P.C.
				Third parties	72.50		
Doris Development Canada Ltd	St. John's (Canada)	CAD	10,000	Doris Engineering sa	100.00		Co.
Doris Engineering sa	Paris (France)	EUR	3,571,440	Sofresid sa	40.00		N.E.
				Third parties	60.00		
Doris Usa Inc	Houston (USA)	USD	1,500,000	Doris Engineering s.a	100.00		N.E.
Fertlizantes Nitrogenados de Oriente CEC	Caracas (Venezuela)	VEB	9,667,827,216	Snamprogetti Netherlands BV	20.00		N.E.
				Third parties	80.00		
Fertlizantes Nitrogenados de Oriente SA	Caracas (Venezuela)	VEB	286,549	Snamprogetti Netherlands BV	20.00		N.E.
				Third parties	80.00		
Fertlizantes Nitrogenados de Venezuela CEC	Josè - Edo. Anzategui (Venezuela)	VEB	312,214,634,511	Fertlizantes Nitrogenados de Oriente CEC	100.00		Co.
Fertlizantes Nitrogenados de Venezuela Srl	Josè - Edo. Anzategui (Venezuela)	VEB	287,000	Fertlizantes Nitrogenados de Oriente CEC	100.00		Co.
FPSO Firenze Produção de Petroleo, Lda	Funchal (Portugal)	EUR	50,000	Saipem (Portugal) Gestão de Participações SGPS SA	50.00	50.00	P.C.
				Third parties	50.00		
FPSO Mystras (Nigeria) Ltd	Lagos (Nigeria)	NGN	15,000,000	FPSO Mystras Produção de Petroleo Lda	100.00	50.00	P.C.
FPSO Mystras Produção de Petroleo, Lda	Funchal (Portugal)	EUR	50,000	Saipem (Portugal) Gestão de Participações SGPS SA	50.00	50.00	P.C.
				Third parties	50.00		

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
Gaztransport Et Technigaz sas	Saint Remy Les Chevreuse (France)	EUR	370,288	Société Nouvelle Technigaz sa	22.22		N.E.
				Saipem sa	7.78		
				Third parties	70.00		
Haldor Topsoe AS	Lyngby (Denmark)	DKK	55,000,000	Snamprogetti Management Services SA	50.00	50.00	P.C.
				Third parties	50.00		
Haldor Topsoe Inc USA	Houston (USA)	USD	5,000,000	Haldor Topsoe AS	100.00		Co.
Haldor Topsoe Int AS	Lyngby (Denmark)	DKK	500,000	Haldor Topsoe AS	100.00		Co.
Kazakhoil Bouygues Offshore Sarl	Almaty (Kazakhstan)	KZT	1,000,000	Saipem sa	50.00		Co.
				Third parties	50.00		
Kellog Brown & Root - Snamprogetti LTD	Leatherhead (UK)	GBP	32,000	Snamprogetti Netherlands BV	25.00		N.E.
				Third parties	75.00		
Kwanda Suporto Logistico Lda.	Luanda (Angola)	AOR	25,510,204	Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda	40.00		N.E.
				Third parties	60.00		
Lipardiz – Construção de Estruturas Maritimas, Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) Gestão de Participações SGPS SA	50.00	50.00	P.C.
				Third parties	50.00		
LNG - Serviços e Gestão de Projectos Lda	Funchal (Portugal)	EUR	5,000	Snamprogetti Netherlands BV	25.00		N.E.
				Third parties	75.00		
Mangrove Gas Netherland BV	Amsterdam (Netherlands)	EUR	18,000	Snamprogetti Netherlands BV	50.00	50.00	P.C.
				Third parties	50.00		
Moss Mosvold II Management Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) Gestão de Participações SGPS SA	50.00		N.E.
				Third parties	50.00		
Moss Krylov Maritime	St.Petersburg (Russian Federation)	RUB	98,000	Moss Maritime A/S	50.00		N.E.
				Third parties	50.00		
Offshore Design Engineering Ltd	London (UK)	GBP	100,000	Saipem sa	50.00	50.00	P.C.
				Doris Engineering	50.00		
PMS - Petrochemicals Maintenance Services Gmbh	Leuna (Germany)	EUR	200,000	Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	25.00		N.E.
				Third parties	75.00		
RPCO Enterprises Ltd	Nicosia (Cyprus)	CYP	10,000	Snamprogetti Netherlands BV	50.00	50.00	P.C.
				Third parties	50.00		
Saipar Drilling Company BV	Amsterdam (Netherlands)	EUR	20,000	Saipem International BV	50.00	50.00	P.C.
				Third parties	50.00		
Saipem Aban Drilling Co. Pvt Ltd	Chennai (India)	INR	50,000,000	Saipem International BV	50.00	50.00	P.C.
				Third parties	50.00		
SEA Tank Co. sa	Paris (France)	EUR	46,800	Doris Engineering sa	99.62		Co.
				Third parties	0.38		
Servicios de Construçiones Caucedo sa	Dominican Republic (Dominicana Rep.)	DOP	100,000	Saipem sa	49.70	49.70	P.C.
				Third parties	50.30		
Société pour la Realisation du Port de Tanger Mediterranée	Anjra (Morocco)	EUR	33,000	SAS Port de Tanger Société par Actions Simplifiée Unipersonelle	33.33	33.33	P.C.
				Third parties	66.67		
Southern Gas Constructors Ltd	Lagos (Nigeria)	NGN	10,000,000	Snamprogetti Netherlands BV	50.00	50.00	P.C.
				Third parties	50.00		
SPF – TKP Omifpro Snc	Paris (France)	EUR	50,000	Snamprogetti France Sarl	50.00	50.00	P.C.
				Third parties	50.00		

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
SSS - Capital Limited Liability Company	Moscow (Russian Federation)	RUB	100,000	Starstroi - Security sarl	99.00		N.E.
				Third parties	1.00		
Starstroi Limited Liability Company	Krasnodar (Russian Federation)	RUB	7,699,490	Saipem sa	50.00	50.00	P.C.
				Third parties	50.00		
Starstroi - Sakhalin - Bezopasnost sarl	Yuzhno (Russian Federation)	RUB	300,000	Starstroi - Security sarl	100.0		N.E.
Starstroi - Security sarl	Krasnodar (Russian Federation)	RUB	300,000	Starstroi Limited Liability Company	100.0		N.E.
T.P.C.I. Angola Tecnoprojecto Internacional sa	Luanda (Angola)	AOA	9,000,000	Petromar Lda	35.00		N.E.
				Third parties	65.00		
Tchad Cameroon Maintenance BV	Schiedam (Netherlands)	EUR	18,000	Saipem sa	40.00		N.E.
				Third parties	60.00		
Technip - Zachry - Saipem LNG LP	Houston (USA)	USD	5,000	TZS LLC (NV)	99.00	20.00	P.C.
				TZS LLC (TX)	1.00		
Tecnoprojecto Internacional Projectos e Realizações Industriais sa	Linda a Velha Oeiras (Portugal)	EUR	700,000	Saipem sa	42.50		N.E.
				Third parties	57.50		
Topsoe Fuel Cell AS	Lyngby (Denmark)	DKK	15,000,000	Haldor Topsoe AS	100.00		Co.
TSKJ II - Construções Internacionais, Sociedade Unipessoal, Lda	Funchal (Portugal)	EUR	5,000	TSKJ - Servicoes de Engenharia Lda	100.00		Co.
TSKJ - Nigeria Ltd	Lagos (Nigeria)	NGN	50,000,000	TSKJ II - Construções Internacionais, Sociedade Unipessoal, Lda	100.00		Co.
TSKJ - Servicoes de Engenharia Lda	Funchal (Portugal)	EUR	5,000	Snamprogetti Netherlands BV	25.00		N.E.
				Third parties	75.00		
TSKJ - US LLC	Wilmington (USA)	USD	1,000	Snamprogetti USA Inc	25.00		N.E.
				Third parties	75.00		
Tss Dalia Snc	Courbervoie (France)	EUR	0,1	Saipem sa	27.50	27.50	P.C.
				Third parties	72.50		
TZS LLC (NV)	Rino (USA)	USD	10,000	Saipem America Inc	20.00	20.00	P.C.
				Third parties	80.00		
TZS LLC (TX)	San Antonio (USA)	USD	5,000	Saipem America Inc	20.00	20.00	P.C.
				Third parties	80.00		
Upstream Constructors International FZCO	Jebel Ali (United Arab Emirates)	AED	600,000	Saibos Construções Maritimas Lda	50.00	50.00	P.C.
				Third parties	50.00		

(*) F.C. = full consolidation; P.C. = proportional consolidation; N.E. consolidation using net equity method; Co. = consolidation using the cost method
(**) in liquidation
(***) inactive throughout the year

The Saipem Group comprises 180 companies: 83 are consolidated using the full consolidation method, 35 the proportional method, 43 the net equity method and 19 the cost method.

Acquisition of the Snamprogetti Group

On 27th March 2006, Saipem Project SpA purchased from ENI SpA 100% of the holding in **Snamprogetti SpA** and consequently of all of its holdings, which are listed hereafter based on the consolidation criteria:

- companies consolidated using the full consolidation method: Engineering & Management Services SpA, Snamprogetti Sud SpA , Andromeda Consultoria Tecnica e Rapresentações Ltda, Snamprogetti Canada Inc, Snamprogetti France Sarl, Snamprogetti Ltd, Snamprogetti Lummus Gas Ltd, Snamprogetti USA Inc, Snamprogetti Netherlands BV, Snamprogetti Saudi Arabia Ltd, Snamprogetti Management Services SA;
- companies consolidated using the proportional method: ASG Scarl, CEPAV (Eni high-speed train consortium) Uno, Charville - Consultores e Serviços Lda, CMS & A WLL, Consorzio Snamprogetti ABB LG Chemicals, Haldor Topsoe AS, Mangrove Gas Netherland BV, Modena Scarl, Rodano Consortile Scarl, RPCO Enterprises Ltd, Southern Gas Constructors Ltd, SPF - TKP Omifpro Snc, SP - TKP Fertilizer Srl;
- companies consolidated using the net equity method: CEPAV (Eni high-speed train consortium) Due, Consorzio Ras - Realizzazioni Attraversamenti Sotterranei, Snamprogetti Africa (Nigeria) Ltd, Snamprogetti Engineering BV, Snamprogetti Kazakhstan LLP, Snamprogetti Romania Srl, Consorzio Controlli Integrati in Agricoltura, Bormida 2005 Scarl, Consorzio Bonifica Aree e Siti inquinati, Consorzio UMA,ITA - Consorzio Italiano per il Telerilevamento dell'Ambiente e dell'Agricoltura, TSKJ Italia Srl, Fertlizantes Nitrogenados de Oriente CEC, Fertlizantes Nitrogenados de Oriente SA, Kellog Brown & Root - Snamprogetti LTD, LNG - Serviços e Gestão de Projectos Lda, TSKJ - Servicoes de Engenharia Lda, TSKJ - US LLC;
- companies consolidated using the cost method: Bonny Project Management Co. Ltd, Fertlizantes Nitrogenados de Venezuela CEC, Fertlizantes Nitrogenados de Venezuela Srl, Haldor Topsoe Inc USA, Haldor Topsoe Int AS, Topsoe Fuel Cell AS, TSKJ II - Construções Internacionais, Sociedade Unipessoal, Lda, TSKJ Nigeria Ltd.

The acquisition of Snamprogetti SpA entailed the consolidation of its accounts on the date of acquisition (31st March 2006), as follows:

(million €)

Intangible assets	6	Share capital and reserves	240
Tangible Assets	91	Provisions for contingencies	42
Investments	114	Provisions for employee benefits	61
Inventories	524	Financial debt	100
Receivables	936	Trade and other payables	1,624
Cash	484	Other liabilities	88
Total assets	**2,155**	**Total liabilities**	**2,155**

Interim results include the effects of the consolidation of Snamprogetti from the date of Saipem's acquisition of control, i.e. from 1st April 2006.

The acquisition required a total financial outlay of 682 million euros.

This operation is considered a business combination under common control and therefore lies outside the scope of IFRS 3.

In compliance with paragraphs 10, 11 and 12 of IAS 8, the management has deemed it necessary to apply an accounting policy that was relevant, reliable, representative of the operation and prudent. The management took into account the provisions and criteria set forth in the IFRS as well as the contents of other accounting principles, as they did not clash.

The Saipem's accounting policy has been applied on a predecessor carry over basis versus the previous accounting done in the Financial Statement of Eni SpA; the surplus price paid for Snamprogetti versus its net equity at 31st March 2006, equal to 440 million euros, was recorded as a decrease in Saipem Group's consolidated net equity.

The consolidated financial position of Snamprogetti and its subsidiaries at 30th June 2006 (comprising of the income statement for the second quarter 2006) included in Saipem's consolidated position is as follows:

BALANCE SHEET

(million €)

Intangible assets	6	Share capital and reserves	262
Tangible Assets	89	Provisions for contingencies	61
Investments	111	Provisions for employee benefits	60
Inventories	550	Financial debt	172
Receivables	1,290	Trade and other payables	1,913
Cash	653	Other liabilities	231
Total assets	**2,699**	**Total liabilities**	**2,699**

INCOME STATEMENT (2nd Quarter)

(million €)

Turnover	721
Operating costs	(691)
Operating income	**30**
Amortization, depreciation and write-downs	(6)
Operating profit	**24**
Financial income/expenses & income from investments	3
Income before income taxes	**27**
Income taxes	(13)
Net profit	**14**

☐ Other variations to the consolidation area

Variations to the scope of consolidation, with respect to the consolidated financial statements at 31st December 2005, are detailed hereunder in date order:

New incorporations, disposals, liquidations and changes to the consolidation method:

- on 1st January 2006, the company **Mipact – Consultores e Serviços Lda** changed its name to **Moss Mosvold II Management Lda**;
- on 14th February 2006, the Canadian company **CENMC Canada Inc.** was incorporated and is consolidated using the full integration method;
- on 1st March 2006, the company **Camom Turbines Services sa**, which had previously been put into liquidation, was delisted from the Register of Companies;
- on 7th March 2006, the Italian company **Saipem Project SpA** was incorporated and is consolidated using the full consolidation method;
- on 14th March 2006, the company **Consorzio SaiTre**, consolidated using the cost method, was delisted from the Register of Companies;
- on 27th March 2006, the company **SB Construction and Maritime Services BV**, consolidated using the full consolidation method, was put into liquidation and delisted from the Register of Companies on 29th June 2006;
- on 12th May 2006, the Angolan company **T.P.C.I. Angola Tecnoprojecto Internacional sa** was incorporated and is consolidated using the net equity method.

Other acquisitions:

- on 20th April 2006, 100% of the share capital in the Kazakh company **North Caspian Service Company Limited Liability Partnership** was acquired from third parties; the company is consolidated using the full consolidation method;
- on 29th June 2006, 50% of the share capital in the company **Energy Maintenance Services SpA** was acquired from Eni SpA; the company, at 30th June 2006, is therefore 100% owned by Saipem SpA.

Information required by IAS 31 relating to the financial data of jointly controlled companies consolidated using the proportional method is provided under Note 39.

Variations in functional currencies

During the first half 2006, there have been no variations in functional currencies used by companies included in the scope of consolidation.

Notes to the consolidated financial statements

Current activities

1 Cash and cash equivalents

Cash and cash equivalents amounted to 1,361 euros (877 million euros at 31st December 2005), an increase of 484 million euros versus the previous year, mainly due to the consolidation of cash from Snamprogetti and its subsidiaries.
Cash and cash equivalents at the end of June, 83% of which are denominated in euros, 13% in US dollars and 4% in other currencies, earned an average interest rate of 1.55%; 646 million euros thereof are on deposit with Eni Group financial companies, whilst 280 million euros relate to Snamprogetti.
Cash and cash equivalents do not include financial receivables due within 90 days.
The breakdown of cash and cash equivalents of Saipem and other Group companies at 30th June 2006 by geographical area (based on the country of domicile of the relevant company) is as follows:

	(million €)
Italy	533
Rest of Europe	459
C.S.I.	15
Rest of Asia	81
North Africa	8
West Africa	113
Americas	152
Total	**1,361**

Cash and cash equivalents deriving from the consolidation of Snamprogetti and its subsidiaries amount to 653 million euros.

2 Other financial assets for trading or available for sale

This caption, amounting to 4 million euros, refers entirely to marketable securities (2 million euros) and bonds issued by the Italian State (2 million euros) and arise following Snamprogetti becoming part of the scope of consolidation.

3 Trade and other receivables

Trade and other receivables of 2,868 million euros (1,523 million at 31st December 2005) consist of the following:

(million €)

	31.12.2005	30.06.2006
Trade receivables	1,265	2,560
Financing receivables	17	12
Other receivables	241	296
Total	**1,523**	**2,868**

Receivables are recorded net of the allowance for doubtful accounts of 82 million euros (56 million at 31st December 2005):

(million €)

	31.12.2005	Allocations	Deductions	Exchange rate differences	Other variations	30.06.2006
Trade receivables	40	2	–	–	22	64
Financing receivables	–	–	–	–	–	–
Other receivables	16	–	–	–	2	18
Total	**56**	**2**	**–**	**–**	**24**	**82**

Trade receivables amounted to 2,560 million euros, an increase of 1,295 million euros mainly due to the consolidation of Snamprogetti and its subsidiaries (1,254 million euros).

Trade receivables include advances paid as a guarantee of contract work in progress for 4 million euros (4 million euros at 31st December 2005).

Trade receivables from Eni Group companies amounted to 621 million euros (231 million euros at 31st December 2005), of which 142 million euros (72 million euros at 31st December 2005) were from controlling companies (Eni Corporate and its divisions).

Financing receivables of 12 million euros (17 million euros at 31st December 2005) consists mainly of receivables not related to operational activities that Saipem SpA holds towards the Cepav Due Consortium.

Receivables from jointly controlled companies, with regard to the non-consolidated portion, are as follows:

(million €)

	31.12.2005	30.06.2006
Lipardiz – Construção de Estruturas Maritimas, Unipessoal Lda	9	9
Bos Shelf Ltd	–	3
Consorzio Cepav Uno	–	13
RPCO	–	14
Consorzio SP - ABB	–	2
Modena Scarl	–	9
A.S.G. Scarl	–	60
Rodano Scarl	–	23
SP – TKP Fertiliser	–	2
SPF – TKP Omifpro Snc	–	5
Charville Lda	–	12
Mangrove Gas Netherland BV	–	182
Haldor Topsoe	–	2
Total	**9**	**336**

Other receivables of 296 million euros (241 million euros at 31st December 2005) consist of the following:

(million €)

	31.12.2005	30.06.2006
Receivables from:		
- insurance companies	28	2
- employees	16	33
- foreign financial management other than tax receivables	9	1
- national insurance/social security contributions	6	2
- Italian governmental entities	1	-
- consultants and professionals	-	3
Receivables from Eni Group companies	2	2
Pre-payments for services	84	152
Receivables from JVs	63	51
Guarantee deposits	4	9
Current bills	8	9
Other receivables	20	32
Total	**241**	**296**

Other receivables of Snamprogetti and its subsidiaries amount to 65 million euros.
Other receivables include 2 million euros due from other Eni Group companies (2 million at 31st December 2005). Receivables from related parties are indicated in Note 39.

4 Inventories

Inventories of 978 million euros (490 million euros at 31st December 2005) consist of the following:

(million €)

	Contract work in progress	Other	Total	Contract work in progress	Other	Total
	31.12.2005			30.06.2006		
Raw and auxiliary materials and consumables	-	186	186	-	256	256
Contract work in progress	304	-	304	486	-	486
Advances	-	-	-	-	236	236
Total	**304**	**186**	**490**	**486**	**492**	**978**

Inventories are net of the valuation allowance of 3 million euros:

(million €)

	31.12.2005	Allocations	Deductions	Other variations	30.06.2006
Inventories valuation allowance	3	-	-	-	3
Total	**3**	**-**	**-**	**-**	**3**

Contract work in progress, amounting to 486 million euros (304 million euros at 31st December 2005) includes sums associated with requests for payments not yet formally accepted by clients, but whose recovery is deemed likely, and reasonably ascertained.
Advances of 236 million euros refer to sums paid to third party suppliers to purchase materials and services relating to contract work in progress on long-term jobs and concern Snamprogetti and its subsidiaries.
Inventories relating to Snamprogetti and its subsidiaries amounted to a total of 550 million euros. Work in progress on behalf of Eni Group companies amounted to 9 million euros (43 million euros at 31st December 2005).

5 Income tax receivables

Income tax receivables of 149 million euros (122 million euros at 31st December 2005) consist of the following:

(million €)

	31.12.2005	30.06.2006
- Italian tax authorities:	41	58
. VAT credits	36	36
. income tax credits	3	3
. other	2	19
- Foreign tax authorities	81	91
. VAT credits	43	33
. income tax credits	32	57
. other	6	1
Total	**122**	**149**

The increase in income tax receivables of 27 million euros is mainly due to sums to be received by foreign group companies from local tax authorities (91 million euros) as well as Italian VAT tax credits (36 million euros).
Income tax receivables of Snamprogetti amounted to 17 million euros.

6 Other assets

Other assets of 248 million euros (89 million euros at 31st December 2005) consist of the following:

(million €)

	31.12.2005	30.06.2006
Fair value of non-hedging derivatives	6	20
Fair value of cash flow hedge derivatives	17	135
Other assets	66	93
Total	**89**	**248**

At 30th June 2006, the fair value evaluation of derivatives showed gains of 107 million euros for the portion relating to the Saipem Group stand-alone (at 31st December 2005, the fair value evaluation of derivatives showed gains of 23 million euros) and gains of 48 million euros for the portion relating to Snamprogetti.
In-depth analysis of the fair value evaluation of derivative contracts can be found under Note 16 "Other current liabilities".
Other assets at 30th June 2006 amounted to 93 million euros, an increase of 27 million euros versus the previous year and comprised: costs to be incurred in future periods of 32 million euros (41 million euros at 31st December 2005); insurance premia of 4 million euros (15 million euros at 31st December 2005), costs of office leases of 7 million euros (3 million euros at 31st December 2005) and other pre-payments of 50 million euros (7 million euros at 31st December 2005).
Current assets of Snamprogetti amounted to 9 million euros.
Current assets towards Eni Group companies amounted to 2 million euros (13 million euros at 31st December 2005).

Non-current assets

7 Property, plant and machinery

Property, plant and machinery amounting to 2,117 million euros (1,903 million euros at 31st December 2005) consist of the following:

(million €)

	Net value at the beginning of the period	Investments	Depreciation	Variation to the scope of consolidation	Exchange rate differences	Other variations	Net value at the end of June	Gross value at the end of June	Provisions for amortisation and write-downs
Land	5	9	-	1	-	1	16	16	-
Buildings	82	2	(9)	36	(3)	4	112	246	134
Plant and machinery	1,522	54	(71)	46	(8)	60	1,603	3,464	1,861
Industrial and commercial equipment	27	10	(11)	2	(1)	(2)	25	327	302
Other assets	18	6	(8)	10	(1)	3	28	137	109
Assets under construction and payments on account	249	148	-	4	1	(69)	333	333	-
Total	**1,903**	**229**	**(99)**	**99**	**(12)**	**(3)**	**2,117**	**4,523**	**2,406**

Vessels employed in Offshore and Offshore Drilling activities are included under the caption "Plant and machinery".
Capital expenditure made during the period, amounting to 229 million euros (137 million euros during the first half 2005), was mainly in the Offshore sector (184 million euros), Onshore (17 million euros), Offshore Drilling (20 million euros) and Onshore Drilling (8 million euros).
In particular, main items of capital expenditure included:

- conversion of a tanker into an FPSO unit due to operate on the Golfinho 2 field in Brazil on behalf of Petrobras (91 million euros);
- maintenance and upgrading of the existing asset base (60 million euros);
- investments in vessels and equipment for specific projects, mainly Kashagan (44 million euros);
- capex to strengthen the operating bases/yards in Kazakhstan and West Africa (30 million euros);
- investments carried out by Snamprogetti amounting to 4 million euros.

Financial expenses for the first half of the year, calculated using an average interest rate of 6%, amounted to 2 million euros.

Main depreciation rates used are within the following percentage bands:

	%	
Property	2.50	12.50
Plant and machinery	7.00	25.00
Industrial and commercial equipment	3.75	67.00
Other assets	12.00	20.00

Exchange rate differences due to the translation of financial statements prepared in currencies other than euro of (12) million euro mainly relate to companies whose functional currency is the US dollar.
The gross carrying value of fully depreciated property, plant and equipment that is still in use amount to 94 million euros (130 million euros at 31st December 2005) and concern mainly project-specific equipment which has been fully amortised over the life of the project.
Government grants recorded as a decrease of property, plant and machinery amounted to 3 million euros (3 million euros at 31st December 2005).
The total commitment on current items of capital expenditure at 30th June 2006 amounted to 236 million euros.
Fixed assets, plant and machinery are free from pledges, mortgages and/or other obligations.

Property, plant and machinery include assets carried under financial leasing amounting to 40 million euros and refer mainly to the financial leasing contract for the *utilisation* of the semi-submersible platform Scarabeo 5.
At 30th June 2006, the value of assets carried under financial leasing is as follows:

(million €)

Asset under financial leasing	Value at 31st December 2005	Value at 30th June 2006	Charges	Residual leasing charges at 30th June 2006	From 1 to 2 years	From 2 to 5 years	Average rate
Semi-submersible platform Scarabeo 5	40	38	2	9	9	-	3.125
Onshore drilling rigs	3	2	-	2	2	-	3.840
Total	**43**	**40**	**2**	**11**	**11**	**-**	

8 Intangible assets

Intangible assets of 842 million euros (837 million euros at 31st December 2005) consist of the following:

(million €)

	Net value at the beginning of the year	Investments	Depreciation	Variation to the scope of consolidation	Other variations	Net value at end of June 2006	Gross value at end of June 2006	Write-down provisions
Intangible assets with a definite life:								
- Research and development costs	6	-	(1)	-	-	5	10	5
- Industrial patent rights and intellectual property rights	6	2	(3)	3	(3)	5	124	119
- Intangible assets in progress and advances	2	-	-	-	-	2	2	-
- Other intangible assets	-	-	-	1	2	3	26	23
Intangible assets with an indefinite life								
- Goodwill	823	-	-	3	1	827	827	-
Total	**837**	**2**	**(4)**	**7**	**-**	**842**	**989**	**147**

Research and development costs of 5 million euros pertain mainly to the implementation of software and equipment to improve ultra-deep water operations (6 million euros in 2005).
Industrial patent rights and intellectual property rights of 5 million euros consist mainly of costs for the roll-out and customisation of SAP modules.

Main depreciation rates used are within the following percentage bands:

	%	
- Research and development costs	20.00	20.00
- Industrial patent rights and intellectual property rights	6.66	7.50
- Concessions, licenses, trademarks and similar it	20.00	20.00
- Other intangible assets	20.00	33.00

Goodwill of 827 million euros refers to the difference between the purchase price, inclusive of related charges, and the net equity of Saipem s.a. (783 million euros), Sofresid s.a. (21 million euros), the Moss Maritime Group (16 million euros), Haldor Topsoe A/S (3 million euros), S.I.P.S. (2 million euros) and Saipem Energy International SpA (2 million euros).

Following the reorganisation of Saipem's business units and the consequent redefinition of business sectors deriving from the acquisition of Snamprogetti, in order to determine the recoverable amount, goodwill has been allocated to the following cash-generating units:

(million €)

	30.06.2006
- Offshore	415
- Onshore	412
Total	**827**

The recoverable amount of cash-generating units is determined based on expected cash flow estimated by using the strategic lines of Saipem's 2006-2009 plan and discounted by using current market rates of the time value of money and the risks specific to the asset and terminal growth rates in line with the inflation level implicit in discount rates.

9 Investments accounted for using the equity method

Investments accounted for using the equity method of 140 million euros (38 million euros at 31st December 2005) consist of the following:

(million €)

	Net value at the beginning of the year	Acquisitions and subsciptions	Gains on investments accounted for using the equity method	Losses off investments accounted for using the equity method	Deduction for dividends	Variations to the scope of consolidation	Exchange rate differences	Other variations	Net value at end of June 2006
Investments in controlled companies	2	-	-	-	-	2	-	-	4
Investments in associated companies	36	-	23	(2)	(21)	109	(7)	(2)	136
Total	**38**	**-**	**23**	**(2)**	**(21)**	**111**	**(7)**	**(2)**	**140**

Gains on investments accounted for using the equity method of 23 million euros refer mainly to the companies Gaztransport et Technigaz sas (13 million euros), TSKJ Italia Srl (4 million euros) and Fertilizantes Nitrogenados de Oriente Cec (3 million euros).

Deduction for dividends of 21 million euros refer mainly to Gaztransport et Technigaz sas (18 million euros) and Doris Engineering sa (1 million euros).

Variations to the scope of consolidation refer entirely to the inclusion of investments resulting from the consolidation of Snamprogetti at 30th June 2006.

The net carrying value of investments accounted for using the equity method relates to the following companies:

(million €)

	Group interest %	31st december 2005	30th June 2006
Saipem Logistics Services Ltd	100.00	1	1
Conception Maintenance Petrochimique de l'Ouest	99.97	1	1
Snamprogetti Engineering BV	100.00	-	1
Snamprogetti Romania Srl	100.00	-	1
Total controlled companies		**2**	**4**
Doris Engineering sa	40.00	7	8
Gaztransport et Technigaz Sas	30.00	20	15
Kwanda Suporto Logistico Lda	40.00	2	3
Tchad Cameroon Maintenance BV	40.00	4	4
Fertlizantes Nitrogenados de Oriente CEC	20.00	-	90
TSKJ- Servicoes de Engenharia Lda	25.00	-	14
Tecnoprojecto Intern. Projectos e Realiz. Indus. sa	42.50	-	1
Starstroi – Security sarl	50.00	-	1
Other minority interests	-	3	-
Total associated companies		**36**	**136**

Provisions for losses related to investments of 2 million euros (2 million euros at 31st December 2005), included in the provisions for contingencies, relate essentially to interests held by Saipem sa.
Interests in controlled and associated companies at 30th June 2006 are analysed in detail under the section "Scope of Consolidation".

10 Other investments

Other investments of 9 million euros (4 million euros at 31st December 2005) consist of the following:

(million €)

	Net value at 31.12.2005	Acquisitions and subscriptions	Revaluation	Impairments	Variations to the scope of consolidation	Exchange rate differences	Other variations	Net value at 30.06.2006
Investments in associated companies	4	-	-	-	-	-	-	4
Investments in other companies	-	-	-	-	5	-	-	5
Total	**4**	-	-	-	**5**	-	-	**9**

The caption "Investments in associated companies" refers to the company Rosfin Srl.
Variations to the scope of consolidation refer entirely to the inclusion of investments resulting from the consolidation of Snamprogetti at 30th June 2006, and specifically to the companies Chambal Fertilisers and Chemicals Ltd (4 million euros) and Nagarjuna Fertilisers and Chemicals Ltd (1 million euros).
Interests in controlled and associated companies at 30th June 2006 are analysed in detail under the section "Scope of Consolidation".

11 Deferred tax assets

Deferred tax assets amounted to 33 million euros (68 million euros at 31st December 2005). Details of deferred tax assets are provided under Note 20.

12 Other non-current assets

Other non-current assets of 19 million euros (17 million euros at 31st December 2005) consist of the following:

(million €)

	31.12.2005	30.06.2006
Trade receivables	6	6
Other receivables	11	13
Total	**17**	**19**

Trade receivables comprise advances paid as a guarantee for long-term contracts.

Other receivables refer mainly to amounts paid, in compliance with local regulations, to government bodies to be paid back after a set period (20 years) of 3 million euros; VAT credits to be received by a foreign subsidiary from the local tax authority of 6 million euros and receivables on bills of exchange which accrue interest at the weighted average rate of 4.21% per annum (1 million euros).

Current liabilities

13 Current financial liabilities

Current financial liabilities of 2,089 million euros (1,192 million euros at 31st December 2005) consist of the following:

(million €)

	31.12.2005	30.06.2006
Banks	50	154
Other financing institutions	1,142	1,935
Total	**1,192**	**2,089**

The increase in short-term financial liabilities of 897 million euros is primarily due to the inclusion of Snamprogetti within the scope of consolidation and to increased financial requirements needed to implement the investment programme and payment of dividends during the period.

The current portion of long-term debt, amounting to 203 million euros (230 million euros at 31st December 2005) are analysed under Note 17 "Long-term financial liabilities and current portion of long-term debt".

The breakdown of short-term financial liabilities by issuing institution, currency, maturity and average interest rate is as follows:

(million €)

Issuing entity	Currency	Amount	Interest rate % from	Interest rate % to	Amount	Interest rate % from	Interest rate % to
		31.12.2005			30.06.2006		
Enifin SpA	Euro	728	2.326	2.338	1,503	2.625	2.828
Enifin SpA	US Dollar	5	3.738	-	22	5.620	-
Enifin SpA	Japanese Yen	-	-	-	12	0.210	-
Eni Coordination Center sa	Euro	162	2.369	-	260	2.742	2.929
Eni Coordination Center sa	US Dollar	54	3.809	4.871	44	5.051	5.239
Eni Coordination Center sa	Norwegian Kroner	4	-	2.313	4	2.650	2.838
Eni Coordination Center sa	Swiss Franc	4	-	0.888	-	-	-
Eni Coordination Center sa	Australian Dollar	2	2.569	-	-	-	-
Eni Coordination Center sa	British Pound Sterling	-	-	-	56	4.500	4.688
Eni International Bank	US Dollar	55	3.621	3.871	-	-	-
Eni International Bank	Saudi Ryals	32	3.942	-	34	5.102	5.290
Third parties	Euro	18	0.548	2.182	21	3.651	-
Third parties	US Dollar	70	3.854	4.621	73	5.282	5.899
Third parties	Other	58	10.100	19.100	60	4.500	14.500
Total		**1,192**			**2,089**		

19 Trade and other payables

Trade and other payables of 3,811 million euros (2,005 million at 31st December 2005) consist of the following:

(million €)

	31.12.2005	30.06.2006
Trade payables	1,129	2,040
Advances	659	1,484
Other payables	217	287
Total	**2,005**	**3,811**

Trade payables amounted to 2,040 million euros, an increase of 911 million euros, due to increased Group activities combined with the effect of the acquisition of the Snamprogetti Group.

Trade payables to the parent company (Eni Corporate and Divisions) amounted to 32 million euros (10 million euros at 31st December 2005).

Advances of 1,484 million euros (659 million euros at 31st December 2005) comprise mainly of adjustments to revenues from long-term contracts in accordance with the accruals concept, made on the basis of the amounts contractually matured (1,287 million euros, 402 million euros at 31st December 2005) and advances received by Saipem SpA and foreign subsidiaries for contract work in progress (197 million euros, 157 million euros at 31st December 2005).

Trade payables to Eni Group companies amounted to 132 million euros (23 million euros at 31st December 2005). Payables to jointly controlled companies, with regard to the non-consolidated portion, consist of the following:

(million €)

	31.12.2005	30.06.2006
Bos Shelf Ltd	-	2
Consorzio Cepav Uno	-	110
RPCO	-	6
Modena Scarl	-	1
A.S.G. Scarl	-	3
Rodano Scarl	-	1
CMS & A WLL	-	18
SP - TKP Fertiliser	-	4
SPF - TKP Omifpro Snc	-	2
Charville Lda	-	186
Mangrove	-	12
Total	-	**345**

Other payables of 287 million euros (217 million euros at 31st December 2005) consist of the following:

(million €)

	31.12.2005	30.06.2006
Payables due to:		
- employees	73	101
- joint venture partners	38	10
- national insurance/social security contributions	42	70
- insurance companies	8	18
- creditors relating to advances	-	19
- consultants and professionals	2	1
- factoring companies	-	15
- agents	1	4
Cautionary deposits	16	-
Other payables	37	49
Total	**217**	**287**

Other payables to Eni Group companies amounted to 18 million euros (5 million euros at 31st December 2005). Payables due to related parties are detailed under Note 39.

19 Current tax liabilities

Current tax liabilities of 127 million euros million euros (140 million euros at 31st December 2005) consist of the following:

(million €)

	31.12.2005	30.06.2006
Income tax payables	71	47
Other tax liabilities	69	80
Total	**140**	**127**

Current tax liabilities amounted to 127 million euros, a decrease of 13 million euros versus the previous year. Income tax liabilities fell by 24 million euros due to the repayment of outstanding tax payables during the period.
The caption "other tax liabilities" refers to VAT payable to local tax authorities (29 million euros), withholding taxes (33 million euros) and other payables (18 million euros).
Current tax liabilities of the Snamprogetti Group amounted to 22 million euros, of which 11 million euros consist of tax payables and 11 million euros of other tax liabilities.

16 Other current liabilities

Other current liabilities of 274 million euros (66 million euros at 31st December 2005) consist of the following:

(million €)

	31.12.2005	30.06.2006
Fair value of non-hedging derivatives	22	26
Fair value of hedging derivatives	38	94
Other liabilities	6	154
Total	**66**	**274**

The fair value of hedging derivatives amounted to 120 million euros and related mainly to assets and liabilities that were hedged against exchange rate fluctuations on trade transactions.

(million €)

	01.01.2005	30.06.2006
Fair value assets on derivatives	23	155
Fair value liabilities on derivatives	(60)	(120)
Write-down of accrued and deferred liabilities on hedges	(31)	-
Total	**(68)**	**35**

Fair value liabilities on derivatives comprises 56 million euros relating to Saipem "stand alone" and 64 million euros relating to Snamprogetti.

Variations in the fair value of hedging contracts featured under the balance sheet item "Other reserves" amounted to 68 million euros. The fair value of hedging contracts relates mainly to future transactions due to occur within 12 months. Commitments on derivatives amounted to 8,695 million euros (5,949 million euros at 31st December 2005) and concern commitments on exchange rates (8,267 million euros – fair value of +34 million euros), interest rates (400 million euros – fair value of -1 million euros) and goods (28 million euros – fair value of +1 million euros).

Other liabilities amounted to 154 million euros (6 million euros at 31st December 2005); and comprise mainly liabilities on factored receivables of 139 million euros, rental charges of 1 million euros, charges on guarantees received of 1 million euros and other liabilities of 13 million euros.

Other liabilities of the Snamprogetti Group amounted to 141 million euros.

Other liabilities towards Eni Group companies amounted to 16 million euros (12 million euros at 31st December 2005).

Fair value of derivatives by type are provided in the following table:

(million €)

	Fair value assets 30.06.2006	Fair value liabilities 30.06.2006
1) Derivatives contracts considered for hedge accounting		
Interest derivatives		
- interest rate swap	-	1
Currencies derivatives (SPOT value)		
- Purchase	1	78
- sell	134	16
Total	**135**	**94**
2) Derivatives contracts not considered for hedge accounting (SPOT value)		
Currencies derivatives		
- Purchase	2	48
- sell	52	(5)
Total	**54**	**43**
3) Derivatives contracts (FORWARD value)		
Currencies derivatives		
- Purchase	-	(26)
- sell	(35)	9
Total	**(35)**	**(17)**
4) Derivatives contracts not considered for hedge accounting		
Commodities	1	-
Total	**155**	**121**

The table details the fair value of the spot and forward component of exchange rate hedging contracts, since the Group's hedging policy consists of designating only the spot price of derivatives entered into (i.e. the spot on spot difference), excluding the changes in its interest element.

☐ Non-current liabilities

17 Long-term financial liabilities and current portion of long-term debt

Long-term financial liabilities, inclusive of the current portion of long-term debt, amounted to 820 million euros (714 million euros at 31st December 2005) and consist of the following:

(million €)

	Short-term maturity	Long-term maturity	Total	Short-term maturity	Long-term maturity	Total
	31.12.2005			30.06.2006		
Banks	75	299	374	77	295	372
Other financing institutions	155	185	340	126	322	448
Total	**230**	**484**	**714**	**203**	**617**	**820**

Maturity dates are as follows:

(million €)

Type	Maturity	2005	2006	1st half 2007	2nd half 2007	2008	2009	2010	Other
Banks	2006 - 2010	374	372	77	184	33	–	78	–
Other financing institutions	2006 - 2011	340	448	126	36	3	77	1	205
Total		**714**	**820**	**203**	**220**	**36**	**77**	**79**	**205**

Long-term debt of 617 *million* euros increased by 133 million euros, due mainly to new borrowing from other financing institutions and the reclassification of current portion of long-term debt.
Saipem has financing facilities with San Paolo IMI SpA and Interbanca SpA amounting to 180 million euros (200 *million* euros at 31st December 2005) and 75 million euros respectively, which require that the company respect certain covenants based on the Saipem Group Consolidated Financial Statements. These conditions were met in full.
Breakdown of long-term financial liabilities, inclusive of the current portion of long-term debt by issuing institution, currency, maturity and average interest rate is as follows:

(million €)

Issuing entity	Currency	Maturity	Amount	Interest rate % from	Interest rate % to	Amount	Interest rate % from	Interest rate % to
			31.12.2005			**30.06.2006**		
Enifin SpA	Euro	2006	150	2.562	–	100	2.667	–
Serleasing SpA	Euro	2008	10	3.124	–	9	3.600	3.840
Eni Coordination Center sa	US Dollar	2009	–	–	–	74	5.051	5.301
Third parties	Danish Kroner	2007	–	–	–	21	3.500	–
Third parties	Euro	2006 – 2010	372	2.380	3.425	339	3.010	3.201
Third parties	US Dollar	2007	19	3.871	4.621	34	5.051	6.051
Third parties	British Pound Sterling	2007 – 2011	147	6.053	–	233	6.053	–
Third parties	Ruble	2007	9	10.500	–	9	10.500	–
Enifin SpA (IRS)	Euro	2007	7	–	–	1	–	–
Total			**714**			**820**		

There are no financial liabilities guaranteed by mortgages and liens on fixed assets of consolidated companies or by pledges on securities and fixed deposits.
The market value of long-term debt, including the current portion of long-term debt, amounted to 816 million euros (651 million euros at 31st December 2005) and was calculated by discounting future cash flows using rates within the following bands:

%	2005	2006
Euro	2.49 - 3.20	3.06 - 3.975
US Dollar	4.48 - 4.87	5.56 - 5.67
British Pound Sterling	4.57 - 4.62	4.83 - 5.15

Detailed analysis of net financial debt as indicated under the caption "Financial and economic results" is as follows:

(million €)

	Current	Non-current	Total	Current	Non-current	Total
		31.12.2005			30.06.2006	
A. Cash and cash equivalents	877	-	877	1,361	-	1,361
B. Securities available for sale and held-to-maturity investments	-	-	-	4	-	4
C. Liquidity (A+B)	**877**	**-**	**877**	**1,365**	**-**	**1,365**
D. Financial receivables	**17**	**-**	**17**	**12**	**-**	**12**
E. Current financial liabilities due to banks	50	-	50	154	-	154
F. Non-current financial liabilities due to banks	75	299	374	77	295	372
G. Current financial liabilities due to related parties	1,046	-	1,046	1,935	-	1,935
H. Non-current financial liabilities due to related parties	-	167	167	-	184	184
I. Other current financial liabilities	96	-	96	126	-	126
L. Other non-current financial liabilities	155	18	173	-	138	138
M. Gross financial debt (E+F+G+H+I+L)	**1,422**	**484**	**1,906**	**2,292**	**617**	**2,909**
N. Net financial debt (-C-D+M)	**528**	**484**	**1,012**	**915**	**617**	**1,532**

Net financial debt includes IRS liabilities; however it does not include fair value of derivatives as indicated in Note 6 "Other liabilities", Note 16 "Other current liabilities" and liabilities on factored receivables included under other liabilities.

Securities available for sale and held-to-maturity investments of 4 million euros are made for non-operating purposes and comprise marketable securities (2 million euros) and bonds issued by the Italian State (2 million euros) resulting from the consolidation of Snamprogetti.

Non-operating financial receivables of 12 million euros (17 million euros at 31st December 2005) comprise mainly amounts to be received by Saipem SpA from the consortium Cepav Due.

18 Provisions for contingencies

Provisions for contingencies of 103 million euros (99 million euros at 31st December 2005) consist of the following:

(million €)

	Opening balance	Allocations	Utilizations	Other variations	Closing balance
31.12.2005					
Income tax provisions	23	3	(1)	2	27
Provisions for contractual penalties and disputes	8	3	(6)	3	8
Provisions for losses on investments	5	-	-	(3)	2
Provisions for redundancy incentives	1	-	(1)	-	-
Other provisions	34	59	(30)	(1)	62
Total	**71**	**65**	**(38)**	**1**	**99**
30.06.2006					
Income tax provisions	27	4	-	(1)	30
Provisions for contractual penalties and disputes	8	-	(1)	-	7
Provisions for losses on investments	2	-	-	-	2
Provisions for redundancy incentives	-	-	(1)	1	-
Other provisions	62	6	(17)	13	64
Total	**99**	**10**	**(19)**	**13**	**103**

Income tax provisions amounting to 30 million euros refer entirely to disputes with fiscal authorities in foreign countries that, based on recent assessments, are still pending.
Income tax provisions made by Snamprogetti amounted to 1 million euros.

Provisions for contractual penalties and disputes amounted to 7 million euros and comprised entirely of accruals by a foreign subsidiary to cover a conservative estimate of current disputes.

Provisions for losses on investments amounted to 2 million euros and represent losses incurred to date in excess of the carrying value of investments relating to investments held by Saipem s.a.

Other provisions *stood* at 64 million euros and represented an estimate of expected losses on long-term contracts in the Offshore and Onshore sectors. With respect to the *foregoing* liabilities, Saipem does not reasonably expect any material additional losses beyond those amounts accrued above.
Other provisions made by Snamprogetti amounted to 25 million euros.

19 Provisions for employee benefits

Provisions for employee benefits of the Saipem Group concern indemnities upon termination of employment, pension plans with benefits measured in consideration of the employee's annual compensation preceding retirement and other long-term benefits. Provisions for indemnities upon termination of employment essentially concern the provisions for employee termination indemnities ("TFR"), regulated by article 2120 of the Italian Civil Code. The indemnity is paid out as capital and is determined by the total of the provisions set aside, calculated in consideration of the employee's compensation during the service period, and revalued until retirement.
Pension funds concern:
- defined benefit plans of foreign companies located, primarily, in France, the United Kingdom and Norway;
- pension provisions and similar obligations for personnel employed abroad, to whom local legislation applies.
Benefits consist of a return on capital determined on the basis of the length of service and the compensation paid in the last year of service or an average annual compensation paid in a determined period preceding retirement.
Other long-term benefits essentially concern the Supplementary medical reserve for managers of the Eni Group (FISDE) and jubilee awards. Liabilities and costs related to FISDE are calculated on the basis of the contributions paid by the company for retired managers. Jubilee awards are benefits due following the attainment of a minimum period of service and, with regard to the Italian companies, they consist of remuneration in kind.
Current value of employee long-term benefits consist of the following:

(million €)

	31.12.2005	30.06.2006
Employee termination indemnities (TFR)	35	83
Pension funds - Italy and abroad	40	54
Supplementary medical reserve (Fisde)	5	14
Jubilee awards	8	8
Total	**88**	**159**

Provisions for **employee termination indemnities** of Snamprogetti amounted to 42 million euros.

Pension funds - Italy and abroad of Snamprogetti amounted to 8 million euros.

Supplementary medical reserve for managers of the Eni Group (FISDE) of Snamprogetti amounted to 9 million euros.

Jubilee awards of Snamprogetti amounted to 1 million euros.

20 Deferred tax liabilities

Deferred tax liabilities of 45 million euros (20 million euros at 31st December 2005) are net of deferred tax assets for which Saipem possesses the legal right of offset.

(million €)

	31.12.2005	Increases	Utilisations	Other variations	30.06.2006
Deferred tax liabilities	20	24	(1)	36	69
Total	**20**	**24**	**(1)**	**36**	**69**

Deferred tax liabilities of Snamprogetti amounted to 31 million euros.

Deferred tax liabilities consist of the following:

(million €)

	31.12.2005	30.06.2006
Deferred income taxes	(30)	(85)
Deferred income taxes available to be offset	10	16
	(20)	(69)
Deferred income taxes not available to be offset	68	33
Net deferred tax assets (liabilities)	48	(36)

The most significant temporary differences giving rise to net deferred tax liabilities are as follows:

(million €)

	31.12.2005	Allocations	Deductions	Exchange rate differences and other variations	30.06.2006
Deferred tax liabilities:					
- deferred depreciation and accelerated tax depreciation on fixed assets	(8)	-	1	2	(5)
- non distributed reserves held by investments	(16)	-	-	(2)	(18)
- Other	(6)	(15)	1	(42)	(62)
	(30)	**(15)**	**2**	**(42)**	**(85)**
Deferred tax assets:					
- accruals for doubtful accounts and provisions for contingencies non deductible	10	-	(2)	-	8
- tax loss carryforwards	81	6	(4)	(3)	80
- write-downs of fixed assets and non deductible inventories	1	-	(1)	-	-
- other	36	-	(1)	(21)	14
	128	6	(8)	(24)	102
Less:					
- devaluation of deferred tax assets	(50)	(3)	4	(4)	(53)
	78	**3**	**(4)**	**(28)**	**49**
Net deferred tax assets/liabilities	**48**	**(12)**	**(2)**	**(70)**	**(36)**

Deferred tax assets were calculated on all temporary differences, which give rise to expected future fiscal profits. Devaluation of deferred tax assets of 53 million euros (50 million euros at 31st December 2005) comprises mainly of fiscal losses that are not likely to be offset against future income and of temporary differences giving rise to assets which are not likely to be realised.

21 Other non current liabilities

Other non-current liabilities of 4 million euros (1 million euros at 31st December 2005) consist of the following:

(million €)

	31.12.2005	30.06.2006
Trade and other payables	1	4
Total	**1**	**4**

Other non-current liabilities of 4 million euros consist of payables to suppliers due after one year relating to a Group foreign subsidiary (2 million euros) and trade payables of Snamprogetti (2 million euros).

Shareholders' equity

22 Minority interest

At 30th June 2006, minority interest amounted to 3 million euros, a decrease of 10 million euros versus 31st December 2005, due mainly to the purchase, from Eni Corporate, of 50% of the share capital in the subsidiary Energy Maintenance Services SpA.

Minority interest in profit and shareholders' equity relate to the following consolidated subsidiaries:

(million €)

	Net income 1st half 2005	Net income 1st half 2006	Shareholders' equity 31.12.2005	Shareholders' equity 30.06.2006
Energy Maintenance Services SpA	2	2	11	-
ER SAI Caspian Contractor Llc	-	-	2	3
Other	-	-	-	-
Total	**2**	**2**	**13**	**3**

23 Saipem shareholders' equity

Saipem's shareholders' equity of 1,309 million euros (1,630 million euros at 31st December 2005) consist of the following:

(million €)

	31.12.2005	30.06.2006
Share capital	441	441
Share premium reserve	49	55
Legal reserve	58	65
Reserve for buy-back of treasury shares	10	4
Reserve for cash flow hedge	(51)	17
Reserve for exchange rate differences	18	-
Other reserves	2	7
Retained earnings	899	644
Net income for the period	255	162
Treasury shares	(51)	(86)
Total	**1,630**	**1,309**

24 Share capital

At 30th June 2006, the share capital of Saipem . amounted to 441 million euros, corresponding to 441,410,900 shares with a nominal value of 1 euro each, of which 441,239,414 are ordinary shares and 171,486 are savings shares.
On 28th April 2006, Saipem's Shareholders' Meeting approved a dividend distribution of 0.19 euro per ordinary share and 0.22 euro per savings share, with the exclusion of treasury shares. The cash dividend was made available for payment from 25th May 2006 and the ex-dividend date was 22nd May 2006.

25 Share premium reserve

At 30th June 2006, this amounted to 55 million, an increase of 6 million euros versus 31st December 2005, attributed to the expiry of the authorisation to buy-back treasury shares granted in previous years.

26 Other reserves

Legal reserve

At 30th June 2006, the legal reserve of Saipem SpA stood at 65 million euros represents the portion of profits accrued as per art. 2430 of the Italian Civil Code that cannot be distributed as dividends. The legal reserve increased by 7 million euros versus 31st December 2005, following the allocation to this reserve of 5% of the 2005 net income.

Reserve for buy-back of treasury shares

This reserve amounted to 4 million euros, a 6 million euro decrease versus 31st December 2005, due to:

- allocation of 36 million euros, by drawing from the "retained earnings", as per Shareholders' meeting resolution of 28th April 2006;
- decrease of 36 million euros following the buy back of 1,919,355 treasury shares during the semester;
- decrease of 6 million euros, by drawing from the "share premium reserve", on account of the expiry of the mandate to purchase treasury shares set by the Shareholders' meeting of 29th April 2005.

Reserve for cash flow hedge

This reserve amounts to plus 17 million euros and relates to the fair value valuation of Interest Rate Swaps and the spot component of hedging contracts in place at 30th June 2006, net of deferred tax assets (5 million euros).
The reserve for cash flow hedge resulting from the consolidation of Snamprogetti amounted to 12 million euros.

Other reserves

This caption comprises:

- the re-valuation reserve set up by the Saipem SpA pursuant to Law no. 413/91 (2 million euros);
- the reserve for gains on currency exchanges, set up by Saipem SpA (5 million euros) upon allocation of the 2005 retained earnings, relates to the portion of gains on currency exchange operations not realised by the end of the year.

27 Treasury shares

Saipem SpA holds 7,700,201 treasury shares (5,854,546 at 31st December 2005), amounting to 86 million euros (51 million euros at 31st December 2005). These are ordinary shares in Saipem SpA with a nominal value of 1 euro each. Treasury shares are for allocation to the 2002-2006 stock option schemes (no. 6,132,401 shares) and stock grant schemes (no. 1,567,800 shares). Operations involving treasury shares during the year were as follows:

	Stock option	Stock grant	Total
Treasury shares at 31st December 2005	4,265,546	1,589,000	5,854,546
- purchased	1,919,355	-	1,919,355
- exercised	(52,500)	(21,200)	(73,700)
Treasury shares at 30th June 2006	6,132,401	1,567,800	7,700,201

At 30th June 2006, no. 6,000,021 stock is to be allocated as follows: stock options (no. 4,432,401 shares) and stock grants (no. 1,567,800 shares). The price for stock option exercise is set at 6.187 euros for allocations in 2002 (no. 1,339,401), at 6.821 euros for allocations in 2003 (no. 1,092,500), of 7.594 euros for allocations in 2004 (no. 1,029,500) and of 11,881 euros for allocations in 2005 (no. 971,000). Further information on stock option and stock grant schemes are provided in Note 31.

Movements in consolidated shareholders' equity.

(million €)

	Share capital	Share premium reserve	Other reserves	Legal reserve	Reserve for treasury shares held	Reserve for buy-back of treasury shares	Reserve for cash flow hedge	Resevre for exchange rate differences	Retained earning	Net income for the period	Treasury shares	Total	Minority interest	Total Shareholders' equity
Adjusted balance at 1.1.2005	441	62	2	55	-	21	58	-	703	235	(22)	1,555	9	1,564
Net income 1st half 2005	-	-	-	-	-	-	-	-	-	108	-	108	2	110
Net income (expenses) recognised directly in equity														
Variation in fair value of cash flow hedge derivatives, net of effect of taxation	-	-	-	-	-	-	(126)	-	-	-	-	(126)	-	(126)
Exchange differences from translation of financial statements in currencies other than euros	-	-	-	-	-	-	-	21	-	-	-	21	-	21
Total	-	-	-	-	-	-	(126)	21	-	-	-	(105)	-	(105)
Transactions with shareholders														
Dividends	-	-	-	-	-	-	-	-	-	(65)	-	(65)	-	(65)
2004 retained earnings and allocation to legal reserve	-	-	-	3	-	-	-	-	167	(170)	-	-	-	-
Authorisation to buy-back treasury shares	-	(13)	-	-	-	24	-	-	(11)	-	-	-	-	-
Buy-back of treasury shares	-	-	-	-	-	(18)	-	-	18	-	(18)	(18)	-	(18)
Other variations in Shareholders' equity														
Exchange differences arising on dividend distribution	-	-	-	-	-	-	-	4	-	-	-	4	-	4
Total	-	(13)	-	3	-	6	-	4	174	(235)	(18)	(79)	-	(79)
Balance at 30.06.2005	441	49	2	58	-	27	(68)	25	877	108	(40)	1,479	11	1,490
Net income 2nd half 2005	-	-	-	-	-	-	-	-	-	147	-	147	2	149
Net income (expenses) recognised directly in equity														
Variation in fair value of cash flow hedge derivatives, net of effect of taxation	-	-	-	-	-	-	17	-	-	-	-	17	-	17
Exchange differences from translation of financial statements in currencies other than euros	-	-	-	-	-	-	-	(7)	-	-	-	(7)	-	(7)
Total	-	-	-	-	-	-	17	(7)	-	-	-	10	-	10
Transactions with shareholders														
Buy-back of treasury shares	-	-	-	-	-	(17)	-	-	17	-	(17)	(17)	-	(17)
Treasury shares sold under incentive plans	-	-	-	-	-	-	-	-	-	-	6	6	-	6
Other variations in Shareholders' equity														
Cost of stock options/stock grants	-	-	-	-	-	-	-	-	5	-	-	5	-	5
Total	-	-	-	-	-	(17)	-	-	22	-	(11)	(6)	-	(6)
Balance at 31.12.2005	441	49	2	58	-	10	(51)	18	899	255	(51)	1,630	13	1,643
Net income 1st half 2006	-	-	-	-	-	-	-	-	-	162	-	162	2	164
Net income (expenses) recognised directly in equity														
Variation in fair value of cash flow hedge derivatives, net of effect of taxation	-	-	-	-	-	-	80	-	-	-	-	80	-	80
Exchange differences from translation of financial statements in currencies other than euros	-	-	-	-	-	-	-	(18)	-	-	-	(18)	-	(18)
Total	-	-	-	-	-	-	80	(18)	-	-	-	62	-	62
Transactions with shareholders														
Dividends	-	-	-	-	-	-	-	-	-	(82)	-	(82)	-	(82)
2005 retained earnings and allocation to legal reserve	-	-	5	7	-	-	-	-	161	(173)	-	-	-	-
Buy-back of treasury shares	-	6	-	-	-	(6)	-	-	-	-	(35)	(35)	-	(35)
Other variations in Shareholders' equity														
Effect of acquisition of Snamprogetti	-	-	-	-	-	-	-	-	(440)	-	-	(440)	-	(440)
Reopening of Snamprogetti's reserves	-	-	-	-	-	-	(34)	3	-	-	-	(31)	-	(31)
Variations in reserves of Snamprogetti 2nd quarter	-	-	-	-	-	-	22	(1)	22	-	-	43	-	43
Purchase of 50% of EMS SpA	-	-	-	-	-	-	-	-	-	-	-	-	(12)	(12)
Cost of stock options/stock grants	-	-	-	-	-	-	-	-	2	-	-	2	-	2
Exchange differences arising on dividend distribution	-	-	-	-	-	-	-	(2)	-	-	-	(2)	-	(2)
Total	-	6	5	7	-	(6)	(12)	-	(255)	(255)	(35)	(545)	(12)	(557)
Balance at 30.06.2006	441	55	7	65	-	4	17	-	644	162	(86)	1,309	3	1,312

Reconciliation of statutory net income and shareholders' equity to consolidated net income and shareholders' equity

(million €)

	Shareholders' equity	Net income	Shareholders' equity	Net income	Shareholders' equity	Net income
	31.12.2004		31.12.2005		30.06.2006	
As reported in statutory financial statements	**686**	**61**	**746**	**124**	**646**	**56**
Difference between the equity value and results of consolidated companies and the equity value and result of consolidated companies as accounted for in Saipem SpA financial statements	1,097	225	1,266	166	879	17
Adjustment under IFRS	48	38	(49)	5	63	27
Consolidation adjustments:						
. elimination of unrealised inter-company profits	(406)	(150)	(377)	32	(372)	8
. other adjustments	120	64	57	(68)	96	56
Total shareholders' equity	**1,545**	**238**	**1,643**	**259**	**1,312**	**164**
Minority interests in capital and reserves	(9)	(3)	(13)	(4)	(3)	(2)
As reported in the consolidated financial statements	**1,536**	**235**	**1,630**	**255**	**1,309**	**162**

Guarantees, commitments and risks

Guarantees

Guarantees of 4,510 million euros (2,194 million euros at 31st December 2005) consist of the following:

(million €)

	Unsecured guarantees	Other guarantees	Total	Unsecured guarantees	Other guarantees	Total
	31.12.2005			30.06.2006		
Associated companies	43	16	59	43	16	59
Consolidated companies	379	1,264	1,643	714	3,322	4,036
Own	–	486	486	–	409	409
Other	6	–	6	6	–	6
Total	**428**	**1,766**	**2,194**	**763**	**3,747**	**4,510**

They mainly comprise guarantees issued by banks for obligations arising from the participation in contract tenders, for the proper execution of work, for liens and credit facilities.

Guarantees resulting from the consolidation of Snamprogetti at 30th June 2006 amounted to 2,411 million euros.

Commitments and contingencies

Saipem SpA, for the benefit of its customers, is committed to fulfilling the contractual obligations entered into by subsidiary or associated companies where they fail to fulfil the contractual obligations themselves, as well as to pay for any damages incurred as a result of any failure to meet those obligations.

These commitments guarantee the cover for contracts whose overall value amounts to 6,590 million euros (6,310 million euros at 31st December 2005), inclusive of the backlog quota at 30th June 2006 relating to Group companies.

Contractual penalties and disputes

Following the acquisition of Snamprogetti, Saipem is party in civil, administrative and legal proceedings associated to its business. Based on information at the company's disposal at the time of printing and in consideration of the

provisions made for contingencies, Saipem deems that these proceedings and actions will not have significant negative effects on its consolidated balance sheet.
A brief summary of the most important ongoing proceedings is provided hereafter. If not stated otherwise, no allocation has been made against these proceedings, since Saipem deems it unlikely for them to be unsuccessful or because the amount to be allocated is difficult to estimate.

Consortium Cepav Due

The Consortium went to arbitration against "Treno ad Alta Velocità" (High Speed Train, hereafter TAV) to receive indemnification for damages for delays allegedly attributable to TAV as they fall within the latter's scope of works. The preliminary inquiry has concluded and final defence statements have been lodged. A hearing was held on 21st June 2006. The arbitrator's award is set to take place on 30th October 2006.

Consortium Cepav Uno / TAV SpA

The Consortium Cepav Uno (Eni Consortium for high speed trains, comprising Snamprogetti SpA (50,1%); Saipem SpA (0,26%); Consorzio Cooperative Costruzioni - CCC (21,34%); Grandi Lavori - Fincosit (14,15%) and Impresa Pizzarotti & C. (14,15%), first signed a Frame Agreement with TAV SpA on 15th October 1991; subsequently, on 3rd August 2000 an Additional Act was signed and on 27th June 2003 an Addendum for the construction of the high speed/high capacity Milan - Bologna link. The foregoing acts have been countersigned by Eni SpA as guarantor for the Consortium to ensure timely and correctly adherence to all the provisions stated in the Frame Agreement, the subsequent Additional Act and Addendum as well as any ensuing addenda/modifications. The Consortium has asked for an extension to the completion dates for the works and additional fees (indicated, on 30th November 2005, to be in excess of 800,000,000.00 euros). Cepav and TAV have tried to find an amicable settlement; however, on 14th March 2006 this attempt failed since the Consortium deemed the arguments put forward by TAV to be unsatisfactory. On 27th April 2006, TAV was served with a request for arbitration, in compliance with contractual agreements.
The term for lodging the arbitration is 30th October 2007.

Consortium TSKJ - SEC inquiries

In June 2004, the US Securities and Exchange Commission approached Eni requesting voluntary assistance, which was immediately granted, to gather documents and other information regarding the TSKJ consortium with regard to the construction, in Nigeria (Bonny Island), of natural gas liquefaction plants. The TSKJ consortium comprises Snamprogetti (25%) and subsidiaries of Halliburton/KBR, Technip and JGC. SEC inquiries focus on improper payments allegedly made by TSKJ to public officials. Other Authorities have also launched investigations into this matter. Saipem and Snamprogetti are providing SEC and other Authorities with documentation and information at their disposal as well as lending their full support. Enquires are currently ongoing.

EniPower - Enquiries by the Judiciary

The Milanese Judiciary has begun an enquiry into contracts that EniPower awarded to ABB, as well as services provided by other companies to EniPower. Snamprogetti SpA (EniPower's engineering and procurement sub-contractor) together with EniPower were served a warning to inform them that they are under investigation, pursuant to art.25 of Law 231/2001. The penal action is currently pending at the public prosecutor's office in Milan. Preliminary enquiries have recently been concluded and records lodged. The Company was not included amongst the parties under investigation, whom will be issued with committals for trial.

Revenues

The following is a summary of the main components of "Revenues". Additional information about changes in revenues is provided under the caption "Review of financial and economic results".

28 Turnover

Turnover is broken down as follows:

(million €)

	First half 2005	First half 2006
Net sales from operations	2,019	2,447
Variation in contract work in progress	100	648
Total	**2,119**	**3,095**

Turnover by geographical area is as follows:

(million €)

	First half 2005	First half 2006
Italy	93	279
Rest of Europe	356	468
C.S.I.	302	481
Rest of Asia	344	826
North Africa	256	202
West Africa	690	647
Americas	78	192
Total	**2,119**	**3,095**

Turnover achieved by Snamprogetti in the second quarter 2006 amounted to 734 million euros.
Turnover from Eni Group companies amounted to 297 million euros.
Turnover by industry sector is presented in Note 38.
Information required by IAS 11, paragraphs 39,40 and 42 is provided by business sector in Note 38.

29 Other revenues and income

Other revenues and income are as follows:

(million €)

	First half 2005	First half 2006
Gains on disposal of assets	1	-
Contract penalties and other trade revenues	1	-
Other proceeds	1	4
Total	**3**	**4**

Other revenues and income achieved by Snamprogetti during the second quarter 2006 are immaterial.

Operating expenses

The following is a summary of the main components of "Operating expenses". Additional information about changes in revenues is provided under the caption "Review of financial and economic results".

30 Procurement, services and other costs

Procurement, services and other costs can be broken down as follows:

(million €)

First half	2005	2006
Raw materials, consumables and supplies	435	729
Services	906	1.391
Use of third party assets	158	105
Net provisions to reserves for contingencies	13	(1)
Other expenses	9	28
Less:		
- capitalised direct costs associated with self-constructed assets	(6)	(4)
- variations in inventories	(22)	(19)
Total	**1,493**	**2,229**

Costs of services include agency fees for 10 million euros.
Costs for research and development that do not meet the requirements to be capitalised amount to 4 million euros (3 million euros in the first half 2005).
This caption includes "Procurement, services and other costs" of Snamprogetti and its subsidiaries accrued in the second quarter 2006 amounting to 629 million euros.
Net provisions to reserves for contingencies are net of deductions not corresponding to cash expenditures and amount to 11 million euros.
Procurement, services and other costs towards Eni Group companies amounted to 63 million euros.

31 Payroll and related costs

Payroll and related costs are as follows:

(million €)

First half	2005	2006
Wages and salaries	298	404
Social security contributions	57	81
Contributions to defined benefit plans	10	13
Other costs	18	31
Less:		
- Increase in internal work capitalised under fixed assets	(2)	(6)
Total	381	523

Personnel costs incurred by Snamprogetti during the second quarter amounted to 83 million euros.

Stock compensation

Stock grants

With the aim of improving motivation and loyalty of the managers of Saipem SpA and its subsidiaries as defined in Article 2359 of the Italian Civil Code by linking compensation to the attainment of pre-set individual and corporate targets, making management participate in corporate risk and motivating them towards the creation of shareholder value and increasing at the same time their contribution to the management of the Company, Saipem offers its treasury shares for no consideration to those managers who have achieved corporate and individual targets. Stock is granted 45 days after the end of the third year from the date of the offer.

At 30th June 2006, 1,567,000 ordinary shares with a nominal value of 1 euro each are outstanding and concern the 2003 stock grant scheme (515,200 shares with a fair value of 6.018 per share), the 2004 stock grant scheme (589,100 shares with a fair value of 7.225 euros per share) and the 2005 stock grant scheme (463,500 shares with a fair value of 11.851 euros per share).

Stock options

With the aim of improving motivation and loyalty of the managers of Saipem SpA and its subsidiaries, as per in Article 2359 of the Italian Civil Code, directly responsible for Group results or holding strategic positions within the Group, Saipem approved stock incentive schemes that provide the allocation of purchase rights of Saipem treasury shares (hereafter "options"). Stock options give the right to purchase treasury shares (1 option to 1 share ratio) after three years from the date of allocation for managers resident in Italy and after four years for managers resident in France. The purchase price is equal to the shares official price average recorded by the Telematic Stock Market of Borsa Italiana SpA over the month preceding allocation or (from 2003), if greater, the average cost of treasury shares held by the company on the day preceding the date of Stock Option allocation. The strike price for 2005 stock options was 11.881 euros. Stock option assignees can obtain advances by the Group financial company for the payment of shares acquired on condition that the assignees simultaneously underwrite an irrevocable warrant of sale to the above-mentioned financial company, regarding the shares acquired.

At 30th June 2006, no. 4,432,401 stock options have been allocated for the purchase of no. 4,432,401 shares of Saipem SpA of the nominal value of 1 euro each.

	Stock	Exercise price (€)	Average residual (years)	Fair value assignees resident in Italy (€)	Fair value assignees resident *in France* (€)
2002 Scheme	1,339,401	6.187	3	Not available	Not available
2003 Scheme	1,092,500	6.821	5	1.1928	1.1806
2004 Scheme	1,029,500	7.594	6	2.0935	2.0085
2005 Scheme	971,000	11.881	7	3.1029	2.9795
Total	**4,432,401**				

The fair value of stock options granted during 2002 is not available, as it was not calculated at the time of allocation. The fair value valuation of options granted in 2003, 2004 and 2005 considers the stock options as European until 30/9/2006, 23/8/2007 and 27/7/2008 respectively for assignees resident in Italy and until 30/9/2007, 23/8/2008 and 27/7/2009 for those resident in France; subsequently they are considered American. The fair value was therefore calculated using a combination of the Black, Scholes and Merton method for European options and the Roll, Geske and Whaley method for American options.

No significant changes to general conditions and other information were recorded compared with what was reported in Saipem's consolidated financial statements at 31st December 2005.

Average number of employees

The average number of employees , by category, for all the consolidated companies is as follows:

	First half 2005	First half 2006
- Senior managers	295	365
- Junior managers	1,848	2,537
- Employees	8,709	10,639
- Workers	11,558	13,931
Total	**22,410**	**27,472**

Numbers for the average workforce are calculated using the half-sum of employees at the beginning and the end of the period. The average number of senior managers includes managers employed and operating in foreign countries, whose position is comparable to a senior manager status in Italy.

32 Depreciation, amortisation and write-downs

Depreciation, amortisation and write-downs consist of the following:

(million €)

	First half 2005	First half 2006
Depreciation and amortisation:		
- tangible assets	86	99
- intangible assets	5	4
	91	103
Write-downs:		
- intangible assets	3	-
Total	**94**	**103**

Depreciation, amortisation and write-downs of Snamprogetti for the second quarter amounted to 5 million euros.

33 Financial income (expenses)

Financial income (expenses) comprise:

(million €)

	First half 2005	First half 2006
Exchange differences, net	1	(4)
Income (expenses) on derivatives	(4)	-
Financial expenses (net) on hedging operations	-	(2)
Financial expenses (net) due to Group's Financial Companies	(16)	(20)
Net interest due to/from banks	(6)	(5)
Interest and other financial expenses on debt	(3)	(9)
Other financial income, net	2	-
Total	**(26)**	**(40)**

In the second quarter, the caption "Financial income (expenses)" of Snamprogetti amounted to 4 million euros.

34 Income (expenses) from investments

Effects of investments accounted for using the net equity method consist of the following:

(million €)

	First half 2005	2006
Gains from investments accounted for using the net equity method	12	21
Dividends	-	3
Total	12	24

Income (expenses) from investments accounted for using the net equity method relating to Snamprogetti for the second quarter amounted to 5 million euros.
Gains from investments accounted for using the net equity method are analysed under Note 9 "Investments accounted for using the equity method".

35 Income taxes

Income taxes consist of the following:

(million €)

	First half 2005	2006
Current taxes:		
-Italian subsidiaries	5	14
-foreign subsidiaries	27	36
Net deferred taxes:		
-Italian subsidiaries	-	10
-foreign subsidiaries	(2)	4
Total	30	64

Current taxes amounted to 50 million euros and concern IRES (8 million euros), IRAP (6 million euros) and foreign taxes (36 million euros).
The effective tax rate is 28.7% (21.3% in 2005) compared with a statutory tax rate of 47.7% (49.2% in 2005), calculated by applying a 33% tax rate (IRES) to profit before income taxes and 4.25% tax rate (IRAP) to the net value of production as provided for by Italian laws.
The difference between the statutory and effective tax rate is due to the following factors:

(million €)

	First half 2005	2006
Statutory tax rate	**49.2**	**47.7**
Items increasing (decreasing) the statutory tax rate:		
- net value of production abroad (IRAP)	(14.5)	(11.7)
- lower tax rates for foreign subsidiaries	(13.4)	(7.3)
- other	-	-
Total	**27.9**	**(19.0)**
Effective tax rate	**21.3**	**28.7**

36 Minority interest

Minority interest amounted to 2 million euros (2 million euros at 30th June 2005).

37 Earnings per share

Basic earnings per share are calculated by dividing the net income for the first half of the year by the weighted-average number of shares issued and outstanding during the same period, excluding treasury shares.
The number of shares outstanding used for the calculation of the basic earnings per share was 442,903,249 and 441,459,752 in the first half 2005 and 2006, respectively.
Diluted earnings per share are calculated by dividing the net income for the period by the weighted-average number of shares issued and outstanding during the period, excluding treasury shares, including shares that could be potentially issued. At 30th June 2005 and 2006, shares that could be issued potentially concern essentially shares granted under stock grant and stock option schemes. The number of shares outstanding used for the calculation of the diluted earnings per share was 439,630,368 and 437,818,797 in the first half 2005 and 2006, respectively. Reconciliation of the average number shares outstanding used for the calculation of the basic and diluted earning per share is as follows:

		30.06.2005	30.06.2006
Average number of shares used for the calculation of the basic earnings per share		**442,903,249**	**441,459,752**
Number of potential shares following stock grant schemes		1,378,700	1,567,800
Number of potential shares following stock options schemes		1,704,415	1,901,669
Number of savings shares convertible into ordinary shares		189,766	171,486
Average number of shares used for the calculation of the diluted earnings per share		**439,630,368**	**437,818,797**
Saipem's net income	(million €)	108	162
Basic earning per share	(€ per share)	0.25	0.37
Diluted earning per share	(€ per share)	0.25	0.37

38 Information by business sector and geographical area

Following the acquisition of Snamprogetti, the Saipem Group is organised into three Business Units: Offshore, Onshore and Drilling. The former LNG business unit is now part of the Onshore unit, whilst Leased FPSO is now part of the Offshore unit. MMO has been partitioned into the Onshore and Offshore business units. Information pertaining to the Drilling Business unit has been subdivided into Offshore Drilling and Onshore Drilling.
With regard to the provisions of IAS 14 "Segment Reporting", the segments presented have been reduced from seven to four."

Information by business sector

(million €)

	Offshore	Offshore Drilling	Onshore	Onshore Drilling	Corporate and financial companies (b)	Total
First half 2005						
Net sales from operations (a)	1,824	214	600	103	-	2,741
less: inter-segment sales	(484)	(74)	(54)	(10)	-	(622)
Net sales to customers	1,340	140	546	93	-	2,119
Operating income	97	24	24	9	-	154
Depreciation, amortisation and write-downs	50	22	14	8	-	94
Net income from investments	1	-	11	-	-	12
Capital expenditure	99	27	8	7	-	141
Tangible and intangible assets	1,296	735	508	84	-	2,623
Investments accounted for using the equity method	16	-	17	-	-	33
Current assets	1,210	168	545	102	932	2,957
Current liabilities	1,389	109	573	51	1,370	3,492
Provisions for contingencies	45	4	23	1	8	81
First half 2006						
Net sales from operations (a)	1,826	248	1,595	132	-	3,801
less: inter-segment sales	(388)	(75)	(229)	(14)	-	(706)
Net sales to customers	1,438	173	1,366	118	-	3,095
Operating income	130	44	57	13	-	244
Depreciation, amortisation and write-downs	43	26	25	9	-	103
Net income from investments	3	-	21	-	-	24
Capital expenditure	186	20	17	8	-	231
Tangible and intangible assets	1,575	722	578	84	-	2,959
Investments accounted for using the equity method	16	-	124	-		140
Current assets	1,390	247	2,336	136	1,499	5,608
Current liabilities	1,324	132	2,551	78	2,419	6,504
Provisions for contingencies	47	-	36	-	20	103

(a) Before elimination of inter-segment sales.
(b) this column includes assets/liabilities not directly related to the segment, in compliance with IAS 14.

Intersegment sales are conducted on an arm's length basis.

The following table contains information required by IAS 11, paragraphs 39, 40 and 42.

(million €)

	Offshore	Onshore	Offshore Drilling	Onshore Drilling	Total
First half 2006					
Net sales from operations (a)	1,438	1,366	173	118	3,095
Variation in provisions for future losses (b)	(16)	-	-	-	(16)
Total (a-b)	**1,454**	**1,366**	**173**	**118**	**3,111**
Advances from clients	180	-	-	-	180
Provisions for future losses (c)	26	-	-	-	26
Contract work in progress (d)	(228)	(258)	-	-	(486)
Deferred income (e)	317	987	-	-	1,304
Total (c+d+e)	**115**	**729**	**-**	**-**	**844**

Information by geographical area

Geographical allocation of operations is made difficult by Saipem's specific business, entailing the deployment of a fleet which operates on several projects over a single period. Therefore, not all allocations have been covered.

With regard to tangible and intangible assets as well as capital expenditure, vessels and their related equipment and goodwill were not allocated.

With regard to current assets, inventories related to vessels were not allocated.

(million €)

	Italy	Rest of Europe	C.S.I.	Rest of Asia	North Africa	West Africa	Americas	Not allocated	Total
First half 2005									
Capital expenditure	8	7	-	43	-	5	6	72	141
Tangible and intangible assets	26	227	-	134	-	30	47	2,159	2,623
Identifiable assets (a)	327	659	119	294	41	80	305	356	2,181
First half 2006									
Capital expenditure	1	4	59	-	-	5	5	157	231
Tangible and intangible assets	107	126	155	58	-	94	54	2,365	2,959
Identifiable assets (a)	1,188	902	166	1,040	80	369	267	1,661	5,673

(a) Includes assets directly related to the generation of operating income.

39 Transactions with related parties

Saipem SpA is a subsidiary of Eni SpA Transactions with related parties entertained by Saipem SpA and/or companies within the scope of consolidation involve essentially the supply of services, trading of goods, obtainment and use of financial instruments with other Eni SpA subsidiaries or associated companies. These transactions are an integral part of the ordinary day-to-day business and are carried out on an arm's length basis, i.e. at conditions which would be applied between independent parties. All transactions have been carried out for the mutual benefit of the companies involved.

The tables below shows the value of the transactions of a trade, financial or other nature entertained with related parties. The analysis by company is based on the principle of relevance in relation to the amount of individual transactions. Transactions not itemised relate to the following:

- Eni subsidiary companies;
- Eni associated companies;
- Other related parties.

Trade and other transactions

Trade transactions for the first half 2005 consist of the following:

(million €)

	Receivables	Payables	Guarantees	Costs Goods	Costs Services	Revenues Services	Revenues Other
	30th June 2005			First half 2005			
Eni Exploration & Production	59	3	-	2	-	85	-
Eni Congo SA	2	-	5	-	-	2	-
Snamprogetti SpA	1	1	-	-	2	-	-
Eni Refining & Marketing	3	-	-	-	-	-	-
Snamprogetti Saudi Arabia Ltd	3	3	-	-	-	-	-
Eni Gas & Power	7	-	-	-	-	4	-
Ieoc Production BV	5	-	-	-	-	10	-
Eni Mediterranea Idrocarburi SpA	3	-	-	-	-	5	-
Stoccaggi Gas Italia SpA	2	-	-	-	-	8	-
Agip Fuel SpA	-	1	-	-	1	-	-
Eni Iran BV	9	-	-	-	-	8	-
Agip Karachaganak BV	1	-	-	-	-	1	-
Agip Energy & Natural Res. Ltd (Nigeria)	12	-	2	-	-	15	-
GreenStream BV	21	-	-	-	-	2	-
Serfactoring SpA	-	3	-	-	1	-	-
Serleasing SpA	-	4	-	-	-	-	-
Eni Dacion BV	4	-	-	-	-	8	-
Sieco SpA	-	10	-	-	6	-	-
Eni SpA	2	-	-	-	-	-	-
N.A.E. Ltd	2	-	-	-	-	2	-
Naoc - Nigerian Agip Oil Co. Ltd	64	18	-	-	-	91	-
Padana Assicurazioni SpA	7	32	-	-	31	-	-
Eni associated companies	-	2	-	-	1	-	-
Total transactions with related parties	**207**	**77**	**7**	**2**	**42**	**241**	**-**
Total	**1,388**	**1,958**	**2,033**	**1,493**	**1,493**	**2,119**	**3**
Incidence (%)	**14.9**	**3.9**	**0.3**	**0.1**	**2.8**	**11.4**	**-**

Trade transactions at 30th June 2006 and the first half 2006 consist of the following:

(million €)

	Receivables	Payables	Guarantees	Costs Goods	Costs Services	Revenues Services	Revenues Other
	30th June 2006			First half 2006			
Eni Exploration & Production	51	2	–	1	–	70	–
Eni UK Ltd.	–	–	–	–	–	1	–
Eni Corporate SpA	83	7	–	–	4	5	–
Eni Corporate University SpA	–	1	–	–	1	–	–
Società EniPower Ferrara Srl	17	6	–	–	–	–	–
Eni power SpA	20	8	–	–	–	–	–
Eni Congo SA	12	–	–	–	–	12	–
Sofid SpA	–	2	–	–	5	–	–
Eni Refining & Marketing	61	22	–	1	–	5	–
Scogat -Soc Constr. Du Gazoduc Trans. SA	3	–	–	–	–	3	–
EniTecnologie SpA	–	1	–	–	1	–	–
Syndial SpA	96	4	–	–	–	44	–
Polimeri Europa SpA	20	10	–	–	12	4	–
Eni Gas & Power	12	–	–	–	–	5	–
Ieoc Exploration BV	5	–	–	–	–	11	–
Ieoc Production BV	1	–	–	–	–	2	–
Praoil Oleodotti Italiani SpA	1	–	–	–	–	1	–
Eni Algeria Exploration BV	1	–	–	–	–	2	–
Nigerian Agip Exploration Ltd	1	–	–	–	–	–	–
EniServizi SpA	–	8	–	1	17	–	–
Eni Gas BV	10	–	–	–	–	–	–
Eni Mediterranea Idrocarburi SpA	5	1	–	–	–	7	–
Stoccaggi Gas Italia SpA	8	–	–	–	–	11	–
Agip Fuel SpA	–	–	–	–	1	–	–
Agip Oil Ecuador BV	1	–	–	–	–	1	–
Albacom SpA	–	–	–	–	4	–	–
Eni Iran BV	12	2	–	–	–	9	–
Agip Karachaganak BV	1	–	–	–	–	1	–
Agip Energy & Natural Res. (Nigeria)	8	–	–	–	–	11	–
Snam Rete Gas SpA	21	19	–	–	–	2	–
Raffineria di Gela SpA	15	1	–	–	–	1	–
GreenStream BV	2	–	–	–	–	1	–
Serfactoring SpA	–	21	–	–	–	–	–
Eni Dacion BV	–	–	–	–	–	1	–
Servizi Porto Marghera - Scrl	1	–	–	–	–	–	–
Eni SpA	–	–	–	–	–	–	–
N.A.E. Ltd.	–	–	–	–	–	–	–
Naoc – Nigerian Agip Oil Co. Ltd.	102	17	–	–	–	22	–
Padana Assicurazioni SpA	5	18	–	3	12	–	2
Eni associated companies	48	–	–	–	–	63	–
Total transactions with related parties	**623**	**150**	**–**	**6**	**57**	**295**	**2**
Total	**2,879**	**3,811**	**–**	**2,229**	**2,229**	**3,095**	**4**
Incidence (%)	**21.6**	**3.9**	**–**	**0.3**	**2.6**	**9.5**	**50.0**

The Saipem Group provides services to Eni Group companies in all sectors in which it operates both in Italy and abroad. Revenues from Eni associated companies amount to 63 million euros and relate to Agip Kazakhstan North Caspian.

Other transactions are as follows (*):

(million €)

	Other receivables	Other payables	Contract work in progress	Other receivables	Other payables	Contract work in progress
	30th June 2005			30th June 2006		
Eni Gas & Power	–	–	10	–	–	3
Eni Corporate SpA	–	–	–	–	–	–
Eni Gas BV	–	–	27	–	–	–
Eni Oil Company Ltd	–	–	2	–	–	–
GreenStream BV	–	–	10	–	–	4
Ieoc Production BV	–	–	2	–	–	–
Naoc - Nigerian Agip Oil Co. Ltd	–	–	19	–	16	–
Raffineria di Gela SpA	–	–	9	–	–	2
Padana Assicurazioni SpA	23	–	–	2	–	–
Total transactions with related parties	**23**	**–**	**79**	**2**	**16**	**9**
Total	**128**	**95**	**342**	**112**	**158**	**475**
Incidence (%)	**18.0**	**–**	**23.1**	**1.8**	**10.1**	**1.9**

(*) other receivables and payables do not include fair values.

Financial transactions

Financial transactions at 30th June 2005 and the first half 2005 consist of the following:

(million €)

	Receivables	Payables	Guarantees	Expenses	Income
	30th June 2005			First half 2005	
Enifin SpA	–	727	5.837	15	4
Sofid SpA	–	2	–	–	–
Eni International Bank Ltd	–	61	74	2	–
Serleasing SpA	–	24	–	–	–
Eni Coordination Center	–	381	–	5	2
Total transactions with related parties	**–**	**1,195**	**5,911**	**22**	**6**

Financial transactions at 30th June 2006 and the first half 2006 consist of the following:

(million €)

	Receivables	Payables	Guarantees	Expenses	Income
	30th June 2006			First half 2006	
Enifin SpA	1	1,638	7,959	59	33
Sofid SpA	-	1	-	-	-
Eni International Bank Ltd	-	34	166	1	1
Serleasing SpA	-	8	-	-	-
Eni Coordination Center	-	438	-	5	4
Total transactions with related parties	**1**	**2,119**	**8,125**	**65**	**38**

Enifin SpA, a wholly owned subsidiary of Eni SpA, provides financial services to Eni Group companies. A specific agreement between Saipem and Enifin provides that the latter supplies financial services to the Italian companies of the Saipem Group, consisting of loans, deposits and financial instruments for the hedging of foreign exchange and interest rate risks.

Guarantees resulting from the consolidation of Snamprogetti amounted to 3,009 million euros.

The impact of financial transactions and positions with related parties consists of the following:

	Total	Related party	Incidence %	Total	Related party	Incidence %
	30.06.2005			30.06.2006		
Current financial liabilities	1,219	1,037	85.1	2,089	1,935	92.6
Long-term debt and current portion of long-term debt	535	158	29.5	820	184	22.4
	Firts half 2005			First half 2006		
Financial income	61	6	9.8	423	38	9.0
Financial expenses	35	22	62.9	463	65	14.0

Main financial flows with related parties consists of the following:

(million €)

	First half 2005	2006
Revenues and income	241	297
Costs and expenses	(44)	(63)
Financial income/expenses	(16)	(27)
Variation in trade payables and receivables	(5)	(278)
Net cash flow from operations	**176**	**(71)**
Variation in financial payables and receivables	185	923
Net cash flow from financial operations	**185**	**923**
Total cash flow to related parties	**361**	**852**

The impact of financial flows with related parties consists of the following:

	First half 2005			First half 2006		
	Total	Related parties	Incidence %	Total	Related parties	Incidence %
Cash flow from operations	171	176	102.9	118	(71)	(60.2)
Cash flow used in investing activities	(144)	-	-	(222)	-	-
Cash flow used in financing activities	184	185	100.5	821	852	103.8

Information on joint-venture companies

Information relating to joint-venture companies, consolidated using the proportional method are as follows:

(million €)

	30.06.2006
Net working capital	(250)
Revenues	403
Operating costs	(374)
Operating income	29

Significant non-recurrent events and operations

On 27th March 2006, the purchase of 100% of the share capital in Snamprogetti was finalised; following the acquisition the Saipem Group has been reorganised into three business units: Offshore, Onshore and Drilling.

Positions or transactions deriving from atypical and/or unusual operations

During the first half 2006 and as of 30th June 2006, no positions or transactions deriving from atypical and/or unusual operations were reported.

Independent auditors' report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT ON THE LIMITED REVIEW OF INTERIM FINANCIAL REPORTING FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2006 PREPARED IN ACCORDANCE WITH ARTICLE 81 OF CONSOB REGULATION APPROVED BY RESOLUTION No. 11971 OF 14 MAY 1999 AND SUBSEQUENT AMENDMENTS AND INTEGRATIONS

To the Shareholders of
Saipem SpA

1. We have performed a limited review of the consolidated interim financial statements consisting of balance sheet, income statement, statement of changes in shareholders' equity and cash flows (hereinafter "accounting statements") and related explanatory and supplementary notes included in the interim financial reporting of Saipem SpA for the period ended 30 June 2006. The interim financial reporting is the responsibility of Saipem SpA's Directors. Our responsibility is to issue this report based on our limited review. We have also checked the part of the notes related to the information on operations for the sole purpose of verifying the consistency with the remaining part of the interim financial reporting.

2. Our work was conducted in accordance with the criteria for a limited review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with resolution no. 10867 of 31 July 1997. The limited review consisted principally of inquiries of company personnel about the information reported in the interim financial statements and about the consistency of the accounting principles utilised therein as well as the application of analytical review procedures on the data contained in the interim financial statements. The limited review excluded certain auditing procedures such as compliance testing and verification and validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike the audit on the annual consolidated financial statements, we do not express a professional audit opinion on the interim financial reporting.

3. Regarding the comparative data of the consolidated financial statements and of the interim financial reporting of the prior year presented in the accounting statements, reference should be made to our reports dated respectively 11 April 2006 and 3 October 2005.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. [illegible] Fax [illegible] Cap. Soc. [illegible] Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: Bari 70125 Viale della Repubblica 110 Tel. [illegible] – **Bologna** 40122 Via delle Lame 111 Tel. [illegible] – **Brescia** 25124 Via Cefalonia 70 Tel. [illegible] – **Firenze** 50129 Viale Milton 65 Tel. [illegible] – **Genova** 16121 Piazza Dante 7 Tel. [illegible] – **Napoli** 80121 Piazza dei Martiri 30 Tel. [illegible] – **Padova** 35137 Largo Europa 16 Tel. [illegible] – **Palermo** [illegible] Via Marchese Ugo 60 Tel. [illegible] – **Parma** 43100 Viale Tanara 20/A Tel. [illegible] – **Roma** 00154 Largo Fochetti 29 Tel. [illegible] – **Torino** 10129 Corso Montevecchio 37 Tel. [illegible] – **Trento** 38100 Via Manzoni 16 Tel. [illegible] – **Treviso** 31100 Viale Felissent 90 Tel. [illegible] – **Trieste** 34125 Via Cesare Battisti 18 Tel. [illegible] – **Udine** 33100 Via Poscolle 43 Tel. [illegible] – **Verona** 37122 Corso Porta Nuova 125 Tel. [illegible]

PRICEWATERHOUSECOOPERS

4. Based on our review, no significant changes or adjustments came to our attention that should be made to the consolidated accounting statements and related explanatory and supplementary notes, identified in paragraph 1 of this report, in order to make them consistent with the international accounting standard IAS 34 and with the criteria for the preparation of interim financial reporting established by Article 81 of CONSOB Regulation approved by Resolution no. 11971 of 14 May 1999 and subsequent amendments and integrations.

Milan, 2 October 2006

PricewaterhouseCoopers SpA

Signed by

Andrea Alessandri
(Partner)

This report has been translated into the English language solely for the convenience of international readers.

A Joint Stock Company with Registered Office
in San Donato Milanese (MI), Italy
Fully paid-up Share Capital Euro 441,410,900
Fiscal Code and Milan Companies' Register No. 00825790157
Other offices:
Cortemaggiore (PC) - Via Enrico Mattei, 20

Information for Shareholders
Saipem SpA, Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)

Relations with istitutional investors and financial analysts
Fax: +39-0252054295
e-mail: investor.relations@saipem.eni.it

Pubblications
Six-monthly report at 30th June 2006 (in English)
Relazione semestrale al 30 giugno 2006 (in Italian)
Second quarter report at 30th June 2006 (in English)
Relazione trimestrale al 30 giugno 2006 (in Italian)
First quarter report at 31st March 2006 (in English)
Relazione trimestrale al 31 marzo 2006 (in Italian)
Financial Report at 31st December 2005 (in English)
Bilancio al 31 dicembre 2005 (in Italian)

Health, Safety Environment report (in Italian and English)

Also available on Saipem's website: www.saipem.eni.it

Website: www.saipem.eni.it
Operator: +39-025201

Design: Opera
Printed by: Impronta Grafica - Cantù

Saipem

Società per Azioni
Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)
Tel. +39.02.5201 - Fax +39.02.52054295
www.saipem.eni.it

END